07022714

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northern Rock

*CURRENT ADDRESS

PROCESSED

APR 23 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

FILE NO. 82- 35026 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/19/07

Northern Rock plc
Annual Report and Accounts 2006


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RECEIVED
2007 APR 18 A 9:59
AR/S
12-31-06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE







CHAIRMAN'S STATEMENT

Dr M W Ridley

I am delighted to announce that 2006 has been another excellent year for Northern Rock. Our strategy of using growth, cost efficiency and credit quality to reward both shareholders and customers continues to run well.

We reached all of our strategic goals and grew both assets and profits to record levels. We increased lending by 23% taking us to the position of fifth largest UK mortgage lender by stock. Our assets increased by almost 24% to pass £100 billion and we recorded underlying profit growth of over 19% - well within our newly upgraded strategic range. I congratulate the executive team on another impressive performance in an intensely competitive market.

Whilst we continue to grow rapidly, we have also continued to invest in the business. Our Head Office in Gosforth continues to expand, several new branches have opened around the country and development of our new office complex at Rainton Bridge, near Sunderland, is underway. Looking wider, our new online savings operation in Denmark was launched in February 2007, with a supporting office in Copenhagen.

ECONOMIC AND MARKET BACKGROUND

Even though the Bank of England Base Rate has been rising, it remains relatively low by historic standards. Long term unemployment remains low and we continue to see stable levels of economic growth. We expect house price inflation to moderate, and we continue to see little prospect of a severe house price correction, given that mortgages remain comparatively affordable.

Our core market is the mortgage market. In 2006, the gross market was larger than originally predicted at about £345 billion. This year, we expect the market to be above this and in 2008, to be a little higher again, reflecting house price growth. Support for the housing market remains strong, with increasing demand for property in the UK from first time buyers, immigrant labour, university leavers and a falling average household size. This is combined with a restricted supply of new housing completions. The remortgage market also remains buoyant as customers seek to refinance at the end of their "teaser" period.


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ALIVE AND KICKING

Another year's sponsorship of Newcastle United FC has significantly raised our profile in both the UK and Europe.

CHAIRMAN'S STATEMENT (continued)

CORPORATE SOCIAL RESPONSIBILITY

In this year's report, we have included an expanded Community and Environmental Report covering the progress we have made as a socially responsible company and I would refer you to that for further detail. We are proud of the fact that in rewarding shareholders and customers, we also benefit employees and the communities in which they live.

I am however, pleased to report briefly our continued charitable work. In 2006, Northern Rock was ranked the third most charitable FTSE 100 company, because of its donation of 5% of pre-tax profits to The Northern Rock Foundation. In 2006, this totalled £31.4 million, allowing the Foundation to continue its excellent work in the North-East and Cumbria. Since our flotation in 1997, the Foundation has received a total of £175 million. I am also pleased to note that staff fund-raising, which is doubly matched by the Foundation, exceeded £2 million - another notable landmark.

CORPORATE GOVERNANCE

Group Finance Director Bob Bennett retired from the Board on 31 January 2007, and was replaced by Dave Jones, previously Deputy Finance Director of the Company. Bob Bennett gave many years of distinguished service to Northern Rock. He helped lead a very successful flotation in 1997 and create a clear strategy for the future based on growth, efficiency and credit quality. I thank Bob for his contribution over the years.

Replacing him involved a search of the market for the best external talent, who were compared with the best of our home grown Executives and I am delighted that Dave Jones emerged successfully from this search. In his appointment, we are able to ensure continuity in the development of Northern Rock. Dave joined Northern Rock plc in February 1997 and was appointed Deputy Finance Director in December 2000.

Northern Rock appointed Merrill Lynch to act as joint corporate broker to the Company from January 2007. They will work alongside our existing broker Hoare Govett. We believe that a joint broker arrangement is now appropriate and that the combined strength of Hoare Govett and Merrill Lynch will provide the support we need to continue the successful development of the Company.

We hosted another Corporate Governance day in London in November 2006, presenting our approach and core values to our major shareholders.

TREATING CUSTOMERS FAIRLY

I remarked last year that consumer confidence is of great importance to our business and we remain committed to fair and decent treatment of our customers. Our resolute and unique commitment to offer existing customers the same mortgage deals as new customers, when they wish to remortgage with us, is a prime example. We believe this rewards loyalty and remains in the best interests of both the customer and the business.

Further comment in this area is also included in the Community and Environmental Report.

DIVIDEND

Your Board is recommending a final dividend of 25.3 pence per share, giving a total dividend per share of 36.2 pence - an increase of 20.3%.

CONCLUSION

We have once again grown the Company strongly in 2006. Our strategy does not change; we remain committed to efficiency and cost control as we target growth in high quality assets. We will continue to offer our customers transparent, competitive products and provide good returns to our shareholders. We fund this growth through retail savings, wholesale deposits, covered bonds and securitisation.

I pay tribute to all the employees of Northern Rock who contributed to this success in 2006.

ROCK STARS

We sponsored The All Star Cup celebrity golf tournament over the August Bank Holiday weekend at Celtic Manor, South Wales. It was watched by 4.5 million people on ITV.


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STAR
MANOR





CHIEF EXECUTIVE'S REPORT

Adam J Applegarth

IN 2006 NORTHERN ROCK DELIVERED EXCELLENT RESULTS INCLUDING:

- RECORD UNDERLYING PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF £367.0 MILLION - AN INCREASE OF 19.1%
- TOTAL UNDERLYING ASSETS OF £100.5 BILLION - AN INCREASE OF 23.9%
- RECORD GROSS LENDING OF £33.0 BILLION - AN INCREASE OF 22.7% AND A GROSS RESIDENTIAL MARKET SHARE OF 8.3%
- RECORD NET LENDING OF £16.6 BILLION - AN INCREASE OF 14.2% AND A NET MARKET SHARE OF 13.4%
- CREDIT QUALITY REMAINED ROBUST WITH MORTGAGE ARREARS OF 3 MONTHS OR MORE, AT 0.42% - LESS THAN HALF THE INDUSTRY AVERAGE
- COSTS TO ASSET RATIO IMPROVED TO 0.31%
- STATUTORY RETURN ON EQUITY OF 23.5% AND 21.9% ON AN UNDERLYING BASIS
- STATUTORY EARNINGS PER SHARE OF 94.6p - AN INCREASE OF 30.5%. UNDERLYING EPS OF 88.1p - AN INCREASE OF 18.6%
- TOTAL DIVIDEND PER SHARE OF 36.2p - AN INCREASE OF 20.3%
- THE NORTHERN ROCK FOUNDATION - SUPPORTING CHARITABLE CAUSES - TO RECEIVE A TOTAL FOR 2006 OF £31.4 MILLION

OVERVIEW

2006 has been another encouraging year for Northern Rock. In a competitive environment, we have delivered exactly what we said we would. Asset growth is slowing gently to the centre of its strategic range and underlying attributable profit is moving up towards the centre of its range. Both strategic ranges are now the same at 20%+/-5%. We have continued to deliver against our strategic targets and we are pleased to announce results that once again show strong growth, record profit and improved earnings per share.

Cost efficiency remains key to our strategy. Effective cost control drives down unit costs, which allows us to offer an excellent range of innovative, price driven products that enhance our ability to attract and retain high quality customers.

Our core products, mortgages and retail savings, all performed well in 2006, supported by our multi-channel distribution strategy. We do not cross-subsidise and genuinely offer existing customers new deals, which fuels our strong retention stance. Our core products are complemented by the sale of protection products, offered in conjunction with our insurance partners. These products are sold on a needs-driven basis, offering choice and transparency to our customers.

We continued to invest significantly in people, systems and premises, to support increased business volumes. We have continued to expand our e-business links with both intermediaries and direct customers. At the end of 2006, around 90% of all mortgage applications were being submitted online, enhancing customer service and further improving cost efficiency.


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BATTING FOR OUR BRAND

Our sponsorship of Durham CCC's star players in the England team has helped raise our international brand status.

In addition to the expansion of our Gosforth headquarters, a new office complex has commenced development near Sunderland, we have opened several new specialist mortgage branches and an office in Copenhagen in support of our new online savings operation in Denmark.

LENDING

2006 was another year of record lending. Total gross lending was £33.0 billion - 23% higher than in 2005 and our second half performance was particularly strong. By restricting redemptions, we were able to grow net lending by 14% to £16.6 billion. This strong momentum in our lending means we entered 2007 with a total pipeline of £6.2 billion - 18% higher than the previous year.

Looking at residential mortgages, our gross lending for the year was 23% higher at £29.0 billion and net lending was 13% higher at £15.1 billion, again with a strong second half performance. We are now the fifth largest UK mortgage lender by stock.

However, we have not sacrificed quality of lending and saw three month plus arrears numbers fall in the second half of the year to 0.42% - less than half the industry average. The proportion of "together" lending, our highest risk product, fell from 35% in the first 6 months of the year, to 26% in the second half of 2006 and the proportion of lending over 90% LTV fell from 30% to 22% in 2006.

Our standalone unsecured personal loan book has also continued to prove resilient. Total balances in the portfolio have increased to £4.2 billion. The level of loans over 3 months in arrears has remained stable since the half year, at 1.09%, an extremely low level of default for unsecured loans.

FUNDING

We continued to develop our broad based and diversified funding platform in 2006. There are four arms - retail funding, wholesale funding, securitisation and covered bonds - and we raised a total of £18.8 billion.

Our retail funding of £2.5 billion represented 14% of flow and we now have retail balances of £22.6 billion - 24% of total funding stock. We have 1.3 million accounts, with a strong franchise spread geographically across the UK, Guernsey and Ireland. In February we expanded our funding operation into Denmark.

New wholesale funding in 2006 reached £2.9 billion reflecting both improved credit ratings and our continued expansion into new geographical territories. We now have established funding programmes in most major international capital and debt markets. Within these markets we have established a strong profile which meant that around 25% of the total was raised in the private placement medium term note market. We see plenty of scope to increase our funding in these markets to support our business growth.

We successfully completed four securitisation issues in 2006 through our Granite programme, totalling £17.8 billion, including our biggest ever single issue of £6.0 billion. The appetite for securitisation, particularly in the US and Europe, remains huge. We now have a total securitisation book of £40.2 billion, representing 43% of total funding stock, and we would expect this to remain at or about that level going forward.

Finally, in 2006 we completed two covered bond issues totalling £2.7 billion. Again demand remains strong, particularly in Europe, and it represents a very attractive form of funding. Our share of this market is small and we are receiving encouraging noises from international investors to launch a covered bond in wider territories in 2007, so again we can see more capacity for the future.

CREDIT QUALITY

The credit quality of our assets remains strong. The arrears performance of our residential lending book reflects this, with only 0.42% of accounts three months or more in arrears - below half the industry average - compared with 0.45% at 30 June 2006.

The reason for this improvement is partially because we have enhanced our debt management operation and partially because we have further improved our credit scoring and front-end risk underwriting processes to eliminate higher risk applications. Our scorecards are highly predictive and are now used extensively in our risk management approach. We have also strengthened our monthly behavioural scoring of existing mortgage borrowers, which gives an early warning of potential default - so we are confident that the current historically low level of default will continue.

The proportion of personal unsecured loan arrears and commercial loan arrears also remain very low, reflecting our consistent policy of attracting only high quality lending in these areas.

BASLE II

We continue to expect to be a beneficiary from Basle II and anticipate moving to full IRB waiver for our mortgage portfolio very soon, subject to sign off by the FSA. It must of course be remembered that there is a three year transitional period over which any capital release will be realised.



The outcome of our Basle project continues to mean for us:

- Lower credit risk weightings
- Upward pressure on our capital ratios compared to Basle I
- Reduced capital appetite for good quality new lending

For the industry, there is unlikely to be significant capital release for average quality mortgages. Nor do we expect to see front-end spreads get pushed down by excess capital being competed away.

OUTLOOK

UK economic fundamentals are set to remain supportive for the mortgage market - our core market. Whilst interest rates have nudged up, they remain historically low and long-term unemployment also continues to trend at low levels, meaning mortgage affordability remains good. Last year's gross market was £345 billion and this year we expect it to be at least £350 billion, with 2008 a little higher, reflecting recent house price growth, which we see rising in line with earnings.

There are very limited alternative forms of tenure and inelastic supply. New housing completions cannot keep pace with the key demand drivers - immigrant workers, first time buyers drifting back into the market, the average size of households falling and home ownership being the preferred tenure option. The professional buy-to-let market also has structural support, from both the immigration of labour and students leaving University with over-hanging debt but still seeking an independent household - they are natural tenants for rental properties.

The remortgage market also remains strong, the trigger event here is the end of a "teaser" rate product. Households typically then reorganise debts and seek the next follow-on teaser product. We perform very well in retaining these customers. The second part of the remortgage market relates to home movers and this is an area we will focus on going forward. Of the volume lenders, only Northern Rock now genuinely offers best deals to all customers and we are well placed to compete in this market.

I am pleased to be able to report another encouraging year of business performance. We are focussed on delivering our strategic targets and continue to build on the foundations we have in place.


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LOCAL HEROES

Local rugby luminaries the Newcastle Falcons have appeared on the regional, national and international scenes as ambassadors for the brand.



EXECUTIVE DIRECTORS

Left to right

R F Bennett
Former Group Finance Director

D F Baker
Deputy Chief Executive

K M Currie
Treasury Director

A M Kuipers
Commercial Director

A J Applegarth
Chief Executive

D A Jones
Group Finance Director

C Taylor
Company Secretary

THE BOARD

During 2006, the number of meetings attended by each Director was as follows:

	Board	Audit	Nominations	Remuneration	Risk
Number of meetings held in 2006	**11**	**5**	**3**	**2**	**4**
Non – Executive Directors					
Dr M W Ridley, BA, DPhil – Chairman	11		3		
N A H Fenwick, MA	11	5		2	
Sir Ian Gibson, CBE – Senior Independent Director	10	4	3	2	4
N Pease, BA	10	4		2	
M J Queen, BA, FCA	10	5		2	
R A Radcliffe, CBE, MA, MPhil, FIMC*	5	1		2	3
Sir Derek Wanless, MA, FCIB, MIS	11	5	3	2	4
Sir George Russell, CBE, DEng., BA (Retired 25 April 2006)	4				1
Executive Directors					
A J Applegarth, BA	11				4
D F Baker, BSc, FCIB	10				4
R F Bennett, FCA, ACMA, IPFA	11				3
K M Currie	10				4
A M Kuipers	11				4

*Member of Audit Committee from 28 June – 18 December 2006 during which time one meeting of that Committee was held.

THE BOARD

M W Ridley, Chairman

Matt Ridley (aged 49), was appointed Chairman of the Company on 27 April 2004. He was appointed as a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society on 1 June 1994. Dr Ridley is an author and businessman who also holds other Non-Executive Directorships which include Northern Investors Company PLC, Northern 2 VCT plc and P A Holdings Limited. He is Chairman of both the Nominations and Chairman's Committees.

A J Applegarth, Chief Executive

Adam Applegarth (aged 44), has worked for Northern Rock since 1983. He became an Executive Director of Northern Rock Building Society in January 1996, was appointed as an Executive Director of Northern Rock plc in October 1996 and subsequently became the Company's Chief Executive in March 2001. Mr Applegarth is a Non-Executive Director and Chairman of the Remuneration Committee of Persimmon plc. He is also governor of the Royal Grammar School, Newcastle upon Tyne. Mr Applegarth is a Member of both the Chairman's and Risk Committees.

D F Baker, Deputy Chief Executive

David Baker (aged 53), was appointed as the Company's Deputy Chief Executive in September 2005. He became an Executive Director of Northern Rock Building Society in January 1996 and was appointed as an Executive Director of Northern Rock plc in October 1996. He is a Fellow of the Chartered Institute of Bankers. In his present role he is responsible for the direction and management of the Company's operations. Mr Baker is Chairman of the North East Enterprise Bond and a Trustee of the University of Newcastle upon Tyne Development Trust. Mr Baker is a Member of both the Chairman's and Risk Committees.

K M Currie, Treasury Director

Keith Currie (aged 50), was appointed to the Board as an Executive Director in January 2005. Mr Currie is responsible for the management of the Company's Group Treasury function including liquidity, wholesale funding, derivative portfolios and the management of the Company's securitisation funding and covered bond programmes. Mr Currie is a Member of both the Chairman's and Risk Committees.

N A H Fenwick, Non-Executive Director

Adam Fenwick (aged 46), was appointed to the Board as a Non-Executive Director in November 2003. He is Group Managing Director of Fenwick Limited and a Non-Executive Director of John Swire and Sons Limited. He is also a Trustee of Newcastle Theatre Royal Trust Limited. Mr Fenwick is a Member of both the Audit and Remuneration Committees.

Sir Ian Gibson, Senior Independent Director

The Senior Independent Director, Sir Ian Gibson (aged 60), was appointed to the Board as a Non-Executive Director in September 2002. He is a Non-Executive Director of both GKN plc and Greggs plc, and Chairman of Trinity Mirror plc. He was also a member of the Court of the Bank of England from 1999 to 2004. Sir Ian is a Member of the Audit, Nominations, Risk, and Remuneration Committees.

D A Jones, Group Finance Director

The Group Finance Director, Dave Jones (aged 48), is a Chartered Accountant. He was appointed to the Board in February 2007. In his present role, he is responsible for Finance, Internal Audit and Compliance, Group and Credit risk management. Mr Jones is also a Trustee of the Northern Rock Pension Scheme. Mr Jones is a Member of both the Chairman's and Risk Committees.

A M Kuipers, Commercial Director

Andy Kuipers (aged 49), was appointed to the Board as an Executive Director in January 2005. He is responsible for the co-ordination and direction of the Company's sales, marketing, products, pricing and retention activities. Mr Kuipers is a Member of both the Chairman's and Risk Committees.

N Pease, Non-Executive Director

Nichola Pease (aged 45), is Chief Executive of J O Hambro Capital Management Limited. She was appointed as a Non-Executive Director of Northern Rock plc in February 1999. Ms Pease is Chairman of the Remuneration Committee and is a Member of the Audit Committee.

M J Queen, Non-Executive Director

Michael Queen (aged 45), is a Director of 3i Group plc where he is responsible for Infrastructure and Growth Capital Investments. He is a Non-Executive Director of Osprey plc. He was appointed to the Board as a Non-Executive Director in January 2005. Mr Queen is a Member of both the Audit and Remuneration Committees.

R A Radcliffe, Non-Executive Director

Rosemary Radcliffe (aged 62), was appointed to the Board as a Non-Executive Director in March 2005. She is currently Non-Executive Chairman of Newcastle International Airport Limited, and a member of the Guernsey Financial Services Commisson. Until July 2001, she was a Partner with PricewaterhouseCoopers, and served as a member of PwC's Global Board. She also acted as the first independent Complaints Commissioner for the UK Financial Services Authority. Miss Radcliffe is currently a Member of the Audit, Remuneration and Risk Committees.

Sir Derek Wanless, Non-Executive Director

Sir Derek Wanless (aged 59), joined the Board as a Non-Executive Director in March 2000. He was previously Group Chief Executive of National Westminster Bank plc from 1992-1999 and is currently Chairman of Northumbrian Water Group plc. Sir Derek is Vice Chairman of the Statistics Commission and is a member of the Board for Actuarial Standards at the Financial Reporting Council. Sir Derek is Chairman of both the Audit and Risk Committees and a Member of the Nominations and Remuneration Committees.

Note

On 25 April 2006 and 31 January 2007, Sir George Russell and Bob Bennett respectively retired from the Board of Directors.

CORPORATE GOVERNANCE

Northern Rock plc (the Company) regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to the Company's shareholders for corporate governance. The revisions to the Combined Code published in 2006, will apply to the Company for reporting year 2007. The following describes how the Company applies the principles and provisions contained in the Combined Code of Corporate Governance published in July 2003 (the Combined Code). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code and, where they do not do so, to provide a clear explanation of why they do not comply.

For the period 1 January 2006 to 31 December 2006, the Company complied with all aspects of the Combined Code and with the 2005 Turnbull Guidance on Internal Control (Turnbull Guidance).

THE BOARD OF DIRECTORS

The Board of Directors meets regularly throughout the year and retains full and effective control over the Company and its subsidiaries (the Group). It is collectively responsible for the success of the Group and determines its strategy and policies whilst monitoring performance. The Board met eleven times during 2006 and, after the retirement of Sir George Russell on 25 April 2006, comprised the Chairman, the Senior Independent Director, five other Non-Executive Directors, the Chief Executive and four other Executive Directors. Where Directors were absent from Board or Committee meetings, on each occasion the Board or respective Committee was satisfied with the apologies that were offered.

The Board has a written schedule of matters reserved for its review and approval. Reserved matters include: the setting of capital expenditure budgets, the declaration of dividends, the setting of policies for balance sheet structural risk management, the raising of non retail funds, liquidity, credit risk, and the approval of the annual report and accounts. It has also adopted a detailed procedures manual which covers the responsibilities and procedures of the Board, its Committees and its officers.

Authority for the execution of approved policies has been delegated by the Board to the Company's Executive Committee and the Chief Executive. The Executive Committee comprises the Chief Executive, the other Executive Directors and the Company Secretary.

Within the parameters set out in the Executive Committee's terms of reference, the Committee has responsibility for facilitating the Company's effective operation to ensure that it meets its objectives through the implementation of the Strategic and Operational Plans. The Committee also monitors developments in the Company's core markets, and examines, appraises and reviews defence initiatives, potential acquisitions and corporate finance initiatives. It also establishes processes to control, appraise and review the implementation of any new procedures that are agreed upon.

The Management Board Asset and Liability Committee is responsible for overseeing the management and review of the Company's balance sheet risk profile and processes, the Company's balance sheet, income statement and liquidity profiles. In addition, the Committee has authority to authorise use by the Company of structured financial products and private equity investments in accordance with the polices and procedures set down in the Corporate Finance and Structured Financial Policy statement approved by the Board.

A clear division of responsibility exists between the Chairman, who is responsible for running the Board, and the Chief Executive who has responsibility for running the business. This division is clearly set out in the Chairman's letter of appointment and the Chief Executive's job description.

APPOINTMENTS TO THE BOARD

The Company's Articles of Association require that each Director stands for re-election at least every three years and that Directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The Directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

The Company's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday. In accordance with this policy, Sir George Russell retired from office at the conclusion of the 2006 Annual General Meeting.

DIRECTORS

More than half of the Board comprises Non-Executive Directors, all of whom have experience in a wide range of commercial or banking activities. The Board is required to determine whether each Director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgement. The Board considers all of the Non-Executive Directors to be independent for the purposes of the definition in the Combined Code. Both individually and collectively, they provide close scrutiny of the performance of management and the reporting of its performance.

INDUCTION AND TRAINING

It is the Company's policy that every Director should receive appropriate training when he or she is appointed to the Board, and subsequently as necessary. The Company's induction process is designed to ensure that every new Director understands his or her responsibilities as a Director of the Company. Where appropriate, the process also enables Directors to build an understanding of the Company, its business and the market in which it operates. It also assists with the formulation of a link with the senior executives in the Company and facilitates an understanding of the Company's main relationships with its major customers, suppliers and shareholders.

The initial induction programme is supported by an ongoing training programme for all Directors to ensure that they remain fully up to date with legal, regulatory and financial developments. In addition to this programme, at Board meetings during 2006, a number of the

Company's senior executives provided presentations concerning their areas of responsibility. This ensures that the Board remains fully up to date on the Group's business. All Directors were also offered individual training on the application of the revised international accounting standards to the Company's business. The ongoing training process is enhanced by the annual appraisal process, where Directors are asked to identify areas where additional training is required.

To enable the Board to function effectively, all Directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. The Company also arranges additional, specific training or support for any Director who requests it.

The Chairman ensures that all Directors are properly briefed on issues to be discussed at Board meetings. All Directors are able to obtain further advice or seek clarity on issues raised at Board meetings from within the Company or from external professional sources. All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed.

Additionally, the Company Secretary provides regular reports to the Board to ensure that it remains up to date on the latest regulatory, legal and governance developments relevant to the Company and its officers. Where necessary, the Directors are able to take independent professional advice at the Company's expense.

INDEMNITIES

The Company's Articles of Association provide an indemnity to Directors against certain liabilities incurred as a result of their office. The indemnities extend to defending any proceedings in which judgement is given in the Directors' favour, or in which they are acquitted or in any proceedings in which relief is granted by a court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. In addition, the Company arranges Director's and Officer's Insurance on behalf of its Directors in accordance with the provisions of the Companies Act 1985.

BOARD EVALUATION AND DIRECTOR APPRAISAL

The Combined Code requires that Non-Executive Directors, the Board and its Committees should be subject to annual appraisal. Where a Non-Executive Director is proposed for re-election beyond six years, the proposal should be subject to a particularly rigorous review, and should take into account the need for progressive refreshing of the Board.

All Executive Directors, Non-Executive Directors and the Chairman were subject to an appropriate appraisal during the year under review to ensure that their contribution continued to be of the highest standard.

The Chief Executive and all of the Non-Executive Directors were appraised by the Chairman whilst the appraisal of the each of the Executive Directors was completed by the Chief Executive. After a meeting of the Non-Executive Directors, in absence of the Chairman, and having also canvassed the opinions of the Executive Directors, the Senior Independent Director conducted the appraisal of the Chairman.

For the year under review, the conclusion of the appraisal exercise was that each Non-Executive Director, Executive Director and the Chairman continued to demonstrate a continued commitment and effective contribution to their position. The terms of appointment of each Non-Executive Director have been renewed for a further year with effect from 1 January 2007, subject to re-election where appropriate at the Annual General Meeting to be held in April 2007.

In addition to the appraisal of the individual Directors, an evaluation of the Board and its Committees was also completed. This evaluation process consisted of a lengthy questionnaire that canvassed the Directors' views on a wide range of matters including, the effectiveness of the Board, its Committees and the Chairman. The Directors were also asked to comment on the Board meeting process, the composition of the Board, and the interaction between the Board and its Committees.

The Secretary reported to the Board on the outcome of the evaluation exercise, which showed that the Board and its Committees were discharging their responsibilities effectively. The process was completed by the Board considering and debating the Secretary's report and reviewing the respective strengths and weaknesses of the Board, its members and its Committees.

As a result of this review process the Board decided that a programme of departmental site visits would be organised for Non-Executive Directors during the course of 2007. It was also agreed that agenda of certain Board meetings during the year would provide for a greater element of consideration of wider strategic topics.

BOARD COMMITTEES

In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of Committees to assist it in the way that it deals with matters that are reserved for its consideration. The Chairman and membership of each Committee are set out on page 17.

Each Committee has detailed terms of reference clearly setting out its remit and authority. In accordance with the Combined Code, the terms of reference of the Audit, Nominations, Remuneration and Risk Committees are available on the Company's website and on request in writing from the Company Secretary.

In addition to the meetings of the Board and the Committees which took place throughout the year, the Chairman also held meetings with Non-Executive Directors in absence of the Executive Directors and the Non-Executive Directors met in absence of the Chairman and the Executives.

The following paragraphs set out details of the Committees and the particular work that they undertake.

AUDIT COMMITTEE

The Audit Committee comprises six independent Non-Executive Directors and met five times during 2006. During 2006, membership of the Committee increased to six, following the appointment of Rosemary Radcliffe to the Committee. Miss Radcliffe attended one meeting of the Committee before resigning from it in light of concerns raised by PricewaterhouseCoopers LLP about the effect that her membership of the Committee may have on their independence as Reporting Accountants under SEC rules in the USA. Miss Radcliffe is a former PricewaterhouseCoopers partner. Following further detailed consideration of this matter Miss Radcliffe has been reappointed to the Committee on 15 February 2007.

The Committee considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group. It reports to the Board on both financial and non-financial controls and monitors the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors. In February 2006, the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2006 Annual General Meeting.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings of the Audit Committee and they have direct access to the Committee and its Chairman at all times.

The Director (Audit and Compliance) provides further assurance that the significant risks identified by the business are properly managed. The Director (Audit and Compliance) also has direct access to the Audit Committee and its Chairman. The Executive Directors are not members of the Audit Committee but attend meetings by invitation of the Audit Committee, as necessary, to facilitate its business.

The Audit Committee reviews the internal control system on behalf of the Board and is also responsible for reviewing the effectiveness of the Internal Audit function. At each meeting the Committee receives reports of reviews conducted throughout the Company by the Internal Audit and, periodically, Compliance functions.

The Combined Code requires the Board to be satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The Board is satisfied in this regard and, in addition, in the opinion of the Board the qualifications of each of the Audit Committee members gives the Audit Committee the breadth of financial experience to discharge its responsibilities.

CHAIRMAN'S COMMITTEE

The principal function of the Chairman's Committee is to review the Company's strategy and to consider any major operational issues or proposals for significant new initiatives that may arise. The Committee only meets as a formal Committee in exceptional circumstances and its activities are reported to the Board. The Committee comprises the Chairman, the Executive Directors and the Company Secretary.

NOMINATIONS COMMITTEE

The Nominations Committee comprises the Chairman, the Senior Independent Director and one other independent Non-Executive Directors. The Committee met three times during 2006. It monitors and reviews the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

During 2006, the Committee considered the succession to the position of Group Finance Director. Whitehead Mann was retained to undertake a search to identify potential candidates for the role and in addition to the external candidates that were identified by Whitehead Mann, Mr Dave Jones, an internal candidate, was also considered. Following a series of interviews with all of the candidates, the Nominations Committee recommended to the Board that Mr Jones be appointed as successor to Mr Bennett as Group Finance Director. After consideration by the Board, the recommendation was approved. Mr Jones became Group Finance Director on 1 February 2007.

REMUNERATION COMMITTEE

The Remuneration Committee comprises six independent Non-Executive Directors and met twice in 2006. It is responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities the Remuneration Committee takes professional advice from within and outside the Company. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set in the Articles of Association. The Remuneration Committee also determines the level of remuneration for the Company's Management Board Directors (comprising management at the level immediately below the Board).

During 2006, with the assistance of New Bridge Street Consultants LLP ("NBSC"), the Remuneration Committee approved a revised structure of remuneration for Executive Directors, shareholder approval for which will be sought at the Annual General Meeting in April 2007. In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information may be found in the Directors' Remuneration Report. NBSC has no other connection with the Company.

RISK COMMITTEE

The Risk Committee comprises three independent Non-Executive Directors and the Executive Directors. Mr Jones joined the Committee with effect from 1 February 2007. The Risk Committee met four times during 2006. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present its findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasises and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering any major findings of the Financial Services Authority and management's response to any risk management review undertaken by Internal Audit or the External Auditors.

To assist the Board in discharging its responsibilities for the setting of Risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy. As part of the implementation of the International Convergence of Capital Measurement and Capital Standards: Revised Framework (commonly known as Basle II) the Committee has responsibility for monitoring the performance of the Company's Basle credit rating systems and reviewing reports prepared by the Company's Basle designated committees.

The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with statutory requirements and financial reporting standards.

INTERNAL CONTROL

The Board of Directors is responsible for the Group's system of internal control and for annually reviewing its effectiveness. The system of internal control is designed to manage risk rather than eliminate it and in this regard, the Board considers that Northern Rock is a well-controlled, risk-averse business that continues to adopt a prudent stance in the management of risk. The Board has reviewed the effectiveness of the system of internal control and is satisfied that there is a sound system of internal control that safeguards shareholders' investments and the Company's assets. Where necessary, the Board confirms that action has been taken or is being taken to remedy any significant failings or weaknesses identified from its review of the effectiveness of the internal control system.

In accordance with the guidance set out in the Turnbull Guidance, the Company has an ongoing process for identifying, evaluating and managing the significant risks faced by it. This process was in place for the period 1 January 2006 to 31 December 2006 and remained in place on the date that the 2006 Annual Report and Accounts was approved by the Board. As part of the Company's continuing evaluation of Internal Control, the Board has reviewed and (where necessary) updated the process for identifying and evaluating significant risks affecting the business and the policies and procedures by which these risks are managed but it should be noted that the system can only provide reasonable not absolute assurance against material misstatement or loss.

The Company is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organisational structure with clear reporting lines and a commitment to recruiting and training staff governed by appropriate codes of conduct. In addition, the Group maintains procedure manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorisation limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Chief Executive reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Executive Committee, the Risk Committee and the Audit Committee.

A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in the Operating and Business Review and note 37 to the accounts. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilised.

In addition, regular reporting of all risk exposures is monitored throughout the Company by the Operational Risk Group whose membership is drawn from each of the Company's departments within which operational risk may arise. This Group reports to the Management Board Asset and Liability Committee on a monthly basis and subsequently to each meeting of the Risk Committee.

The Company's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

The Company has in place a formal procedure by which staff can, in confidence, raise concerns about possible improprieties in financial and other matters – commonly referred to as 'whistleblowing' procedures. Details of these arrangements are set out in the Company's Standards of

Business Conduct. The Company's whistleblowing policy is intended to encourage and enable staff to raise serious concerns. Employees reporting concerns in this way are afforded certain rights through legislation (Public Interest Disclosure Act 1998) and have access to a confidential 'whistleblowing' telephone line.

The Audit Committee reviews this procedure on an annual basis and remains satisfied that it incorporates arrangements for the proportionate and independent investigation of matters raised and for appropriate follow up action.

COMMUNICATIONS

A Summary Annual Report is issued to all shareholders and a copy of the Annual Report and Accounts and The Northern Rock Foundation's report is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk. The Company communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. The Company also deals with a number of written enquiries from shareholders throughout the year.

The Company regards communication with institutional shareholders as important and its Investor Relations department maintains a high level of contact throughout the year with institutional shareholders. On 1 November 2006, the Company held its second biennial Corporate Governance presentation for investors, invitations to which were sent to the Company's top 50 investors. The presentation was attended by the Chairman, Senior Independent Director and the Chief Executive and investors were afforded the opportunity to raise any issues that they had on the Company's governance arrangements. It is presently the Company's intention to repeat this exercise in 2008.

The Company Secretary also reports regularly to the Board on feedback received from shareholders. Additionally, the Chief Executive, Group Finance Director and other Executive Directors have extensive ongoing contact with shareholders and feedback arising from this is also reported to the Board. Coupled with presentations from analysts and brokers throughout the year, these arrangements ensure that all Directors, both Executive and Non-Executive, remain up to date on the views of major shareholders.

As Senior Independent Director, Sir Ian Gibson is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Group Finance Director has failed to resolve or for which such contact is inappropriate.

To ensure that opportunities are offered to major shareholders to meet with members of the Board, a number of more informal meetings are also held throughout the year where investor feedback on strategy and governance is encouraged.

GOING CONCERN

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group as at the end of the year and of the profit or loss of the Group for the year.

The Directors consider that in preparing the financial statements on pages 58 to 102 appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Company and Group keeps accounting records that disclose with reasonable accuracy at any time the Company and Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

COMMITTEES

Membership of the Board's Committees is set out below.

AUDIT COMMITTEE

+ Sir Derek Wanless (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ N Pease
+ M J Queen
+ R A Radcliffe

CHAIRMAN'S COMMITTEE

+ Dr M W Ridley
* A J Applegarth
* D F Baker
* R F Bennett (resigned from Committee 31 January 2007)
* K M Currie
* D A Jones (appointed to Committee 1 February 2007)
* A M Kuipers
• C Taylor

NOMINATIONS COMMITTEE

+ Dr M W Ridley
+ Sir Ian Gibson
+ Sir Derek Wanless

REMUNERATION COMMITTEE

+ N Pease (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ M J Queen
+ R A Radcliffe
+ Sir Derek Wanless
+ Sir George Russell (retired 25 April 2006)

RISK COMMITTEE

+ Sir Derek Wanless (Chairman)
+ Sir Ian Gibson
+ R A Radcliffe
+ Sir George Russell (retired 25 April 2006)
* A J Applegarth
* D F Baker
* R F Bennett (resigned from Committee 31 January 2007)
* K M Currie
* D A Jones (appointed to Committee 1 February 2007)
* A M Kuipers

+ Non-Executive Director
* Executive Director
• Company Secretary

DIRECTORS' REMUNERATION REPORT

SUMMARY

The Directors' Remuneration Report is presented to shareholders by the Board. It complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations") and also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by the Company.

A resolution will be put to Shareholders at the Annual General Meeting on 24 April 2007 inviting them to consider and approve this Report.

THE REMUNERATION COMMITTEE

The Remuneration Committee ("the Committee") consists entirely of independent Non-Executive Directors and comprises Ms N Pease (Chairman), Mr N A H Fenwick, Sir Ian Gibson, Mr M J Queen, Miss R A Radcliffe and Sir Derek Wanless.

The Committee operates within agreed terms of reference which are available to shareholders on the Company's website and on request from the Company Secretary. The Committee has responsibility for making recommendations to the Board on the Company's general policy relating to executive remuneration. It also determines on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board.

The Committee meets regularly and takes advice from both inside and outside the Company on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons and advisors provided advice or services that materially assisted the Committee in its consideration of Directors' remuneration matters during the year:

- The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors. Neither was present when their own remuneration was under consideration;
- Internal support was provided to the Committee by the Company Secretary;
- New Bridge Street Consultants LLP ("NBSC") advised the Committee on a range of issues including the benchmarking of Executive Directors' salaries and the Chairman's fee. In addition to providing this advice they advised the Board on the benchmarking of Non-Executive Directors' fees and they also provided advice to the Committee on the proposed amendments to the Company's executive remuneration structure (outlined below);
- Watson Wyatt Limited are the consulting actuaries to the Company who advised on various pension issues;
- Inbucon Administration Ltd were responsible for preparing Total Shareholder Return ("TSR") calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to the Company; and
- Freshfields Bruckhaus Deringer advised the Company on various share plan matters and compliance with the Regulations. They are the Company's main legal advisors.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Board has adopted, on the recommendation of the Committee, a remuneration policy to achieve the objectives set out below:

- The Committee believes that the continuing improvement in the performance of the Company depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide transparent, competitive packages to motivate, reward and retain Executive Directors of high quality;
- Performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and
- To motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

EXISTING REMUNERATION PACKAGE

In 2006 the Executive Directors' remuneration package comprised:

- Basic salary, pension benefits and other benefits in kind;
- An annual cash bonus worth up to 100% of salary;
- A Deferred Share Scheme – with awards of shares equal in value to the cash bonus (i.e. up to 100% of salary) subject to the Company achieving real Earnings Per Share ("EPS") growth of 3% p.a. over a three year period;
- A Bonus Matching Plan – where Executives could invest their cash bonus in shares and receive an award of Matching Shares of an equivalent value subject to the Company achieving real EPS growth of 3% p.a. over a three year period;
- A Long-Term Incentive Plan ("Old LTIP") – with conditional awards of shares worth up to 100% of salary subject to a TSR performance condition relative to other FTSE 100 companies.

INDEPENDENT REVIEW OF EXISTING ARRANGEMENTS

To assess whether these existing remuneration arrangements were consistent with the remuneration policy, the Committee and its advisers undertook a review. The outcome of the review indicated, in particular, that:

- Having two schemes (the Deferred Share Scheme and Bonus Matching Plan) with the same performance target both leveraged off the annual bonus was unnecessarily complex and rewarded the same performance twice;
- An EPS target requiring real growth of 3% p.a. for full vesting did not provide sufficient 'stretch' to really incentivise and reward Executives for continued exceptional performance. Additionally, it was recognised that the target was unlikely to be viewed as adequately challenging by shareholders given the growth prospects of the Company;
- The Old LTIP was generally well understood by Executives;
- The use of a mixture of TSR and EPS performance targets to determine the vesting of long-term incentive awards was felt to provide an appropriate balance so as to ensure Executives were focussed on both the organic growth of the Company and had a broader external perspective through relative stock market performance; and
- Although all of the current Executive Directors have considerable shareholdings, the absence of a formal share ownership guideline for senior executives was noted as being out of step with current best practice.

PROPOSED CHANGES FOLLOWING REVIEW

In light of the findings of the review, the Committee has proposed the following alterations to the remuneration structure in order to make the remuneration arrangements more appropriate for the Company's current requirements:

- To simplify the incentive arrangements, the Deferred Share Scheme will cease from the 2007 Financial Year onwards. In its place, the Short Term Bonus Scheme potential will be increased from 2007 to 200% of salary with half of any bonus earned compulsorily deferred in shares for three years;
- Shareholder approval will be sought for a new Share Matching Plan to replace the current Bonus Matching Plan for awards from 2007. This plan will allow executives to voluntarily invest in shares up to the value of their after tax cash bonus and will offer a potential award of Matching Shares at a 2:1 ratio (i.e. higher than the current Plan), albeit with full vesting occurring only if a significantly more challenging upper target of real EPS growth of 15% p.a. is achieved (compared to real growth of 3% p.a. currently);
- Shareholder approval will also be sought for a new Long-Term Incentive Plan ("New LTIP") to replace the Old LTIP, the ten year life of which expires in 2008. Awards under the New LTIP will be made from 2007. The New LTIP will largely mirror the Old LTIP although it will be updated to reflect best practice where required and it will offer additional flexibility for the Committee to make more competitive awards in future, if this is felt to be appropriate;
- A formal share ownership guideline will be introduced for Executive Directors requiring them to retain at least half of any vested share awards as shares (after paying any tax due on the shares) until they have a Company shareholding worth at least 100% of their salary.

At the 2007 AGM, shareholders will be invited to approve the new Share Matching Plan and New LTIP (full details of which are set out in the shareholders' circular for the AGM). In the event that either scheme does not receive shareholder approval, the relevant existing plan that is being replaced (Bonus Matching Plan or Old LTIP) would be used instead to grant awards in 2007.

The remuneration structure will be kept under regular review by the Committee to ensure that it remains appropriate in light of any future changes in the Company's business environment or general remuneration practice. Any future changes in remuneration policy and/or structure will be described in future Directors' Remuneration Reports and such reports will continue to be subject to shareholder approval.

Details of each of the proposed elements of the Executive Directors' remuneration packages for 2007 are described in more detail below.

COMPLIANCE

The Company has complied with the provisions of the Combined Code relating to Directors' remuneration throughout the year.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriately competitive level, taking account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director. During 2006, the Committee codified its existing policy for NBSC to use when providing it with a relative market benchmark for the Executive Directors. The aim of this codification is to provide the Committee with consistent benchmarks year on year, against which it provides guidance for the Committee to set salaries.

The relevant benchmark provided for the Chief Executive Officer is the average of i) the lower quartile of the other 8 largest UK listed banks (the use of the lower quartile reflecting the fact that the Company is smaller in size and operates in less diverse markets than most of the other banks) and ii) the median of a pan-sectoral group of 24 FTSE 100 companies based around the market capitalisation of the Company as at the date of the review. Benchmarks for the other Executive Directors are set as percentages of the CEO's salary. The Committee is aware of the risks of an "upward ratchet" from overly relying on market data so uses it primarily as a guide but also takes account of individual circumstances and performance when determining where to set salaries relative to these benchmarks.

In determining salary adjustments for 2007, the Committee therefore considered a number of factors including: a higher market benchmark than 2006 (reflecting both general salary inflation and the enhanced size of the Company), the high performing nature of the management team which has created significant shareholder value and, in the cases of Mr Currie and Mr Kuipers, whose salaries were deliberately set at below market levels when they were initially appointed to the Board in 2005, the need to reflect their development as Board directors.

Revised salaries, calculated in accordance with the above, took effect from 1 January 2007 as follows (with the exception of Mr Jones, whose revised salary took effect from 1 February 2007 being the date of his appointment as Group Finance Director).

A J Applegarth
£760,000 (2006 – £690,000)

D F Baker
£530,000 (2006 – £455,000)

K M Currie
£415,000 (2006 – £365,000)

D A Jones
£415,000

A M Kuipers
£415,000 (2006 – £365,000)

During 2006 the Company's 15 Management Board Directors were paid salaries ranging from £90,000 to £250,000.

SHORT TERM BONUS SCHEME

As outlined above, the Company will operate a simplified short term annual bonus scheme in 2007 for the Executive Directors and certain senior executives (all of whom participate at the discretion of the Committee). The overall reward potential available under this scheme (200% of salary) is unchanged from the potential available in 2006 under the combination of the existing Short Term Bonus Scheme (100% of salary) and the Deferred Share Scheme (100% of salary).

The bonus scheme rewards year-on-year increases in the Group's underlying profit attributable to shareholders. Only where there is an increase in underlying profit attributable to shareholders will participants be eligible for a short term bonus. Every 1% increase generates a potential bonus payment equal to 10% of salary with a maximum of 200% of salary by way of bonus for 20% increase in profits (with a sliding scale between these points). The Committee is satisfied that this very robust and transparent profit-based target ensures that there is a strong alignment to genuine underlying financial performance.

Payment of one-third of the bonus will be subject to the Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business. The bonus payable is reduced by the value of shares appropriated under the all-employee H M Revenue & Customs Share Incentive Plan for the year, to the extent needed to ensure that the relevant bonus cap is not exceeded.

Half of any bonus will be payable in cash with half compulsorily deferred into Company shares for three years and potentially forfeitable over that period if the executive leaves the Group. Bonuses are non pensionable.

BONUS MATCHING PLAN

Each year, the Executive Directors and selected other senior executives are encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock shares up to the value of their after tax cash bonus earned in respect of the prior year's performance. The shares invested will be eligible for additional Matching Shares at the end of a three-year performance period.

Assuming shareholder approval is obtained at the AGM, these Matching Shares will be generally awarded in 2007 under the new Share Matching Plan. Executives would receive a conditional award of Matching Shares at a 2:1 ratio to the gross value of the invested shares. The one intended exception to this policy is Mr Bennett, who is retiring during 2007. In his case, the Committee felt that it was inappropriate that he should participate in the new scheme (which has greater potential upside tied to future performance) in circumstances where he would not be able to influence the delivery of the Company's performance during the three year vesting period. Consequently, it was agreed by the Committee that Mr Bennett should be allowed to participate only in the existing Bonus Matching Plan (as operated in 2005 and 2006 – details of which are set out on page 25).

Vesting of the initial award of Matching Shares under the Share Matching Plan will normally occur provided that:

- The Executive is still employed at the end of the three year vesting period;
- The invested shares are still held by the Executive at the end of the vesting period; and
- To the extent that the EPS performance target set out below has been satisfied.

EPS performance will be measured over a single three-year performance period from a base point of EPS in the Financial Year preceding the year in which an award is granted. EPS has been selected by the Committee as an appropriate performance measure because it is considered to be a measure that is most likely to encourage Executive participation in the plan and also because it only rewards Executives in the event of the achievement of ambitious growth targets. Vesting will be as follows:

Average annual growth in EPS of Company over Performance Period	Matching Ratio
Less than RPI + 5% p.a.	0
RPI + 5% p.a.	0.5:1 match
RPI + 15% p.a.	2:1 match
Between RPI + 5% p.a. and RPI + 15% p.a.	Pro rata on straight-line basis between 0.5:1 and 2:1 match

When Matching Shares vest, participants will receive a payment usually in shares equal to the dividends which would have been paid on such vested shares during the performance period.

LONG TERM INCENTIVE PLAN

All Executive Directors and certain other senior executives receive conditional awards of shares under a long term incentive plan.

Under the New LTIP, the policy for 2007 and for the foreseeable future will be for awards over Northern Rock shares to be granted each year to executives worth 100% of basic salary. The Committee will review grant levels each year, taking account of the performance conditions, the value of the rest of the package and the overall positioning against the market.

Vesting of the award of shares will normally occur provided that:

- The Executive is still employed at the end of the vesting period; and
- To the extent that the performance targets set out below (which are the same as for the Old LTIP) have been satisfied:
- No awards will vest unless the Company's EPS has grown by an average of at least 3% p.a. in excess of RPI over a single three year performance period;
- If this EPS 'underpin' condition is satisfied, the extent to which awards vest will be determined by the Company's TSR compared to that of the other members of the FTSE 100 at the start of the TSR performance period;
- TSR will be measured over a single three-year performance period (with the calculation performed by independent advisers) and will be calculated by comparing average performance over three months prior to the start and end of the performance period. Vesting will be based on an equivalent basis to the Old LTIP, namely:

TSR Ranking of Company over Performance Period	Vesting Percentage
Below Median	0%
Median	25%
Upper Quartile	100%
Between Median and Upper Quartile	Pro rata between 25% and 100%

The Committee considers that the use of TSR is appropriate as it complements the use of internal financial measures elsewhere in the incentive structure and ensures that Executives retain a broader external perspective (as measured by the relative returns to an investor in the Company compared to other FTSE 100 companies).

When Performance Shares vest, participants will receive a payment usually in shares equal to the dividends which would have been paid on such vested shares during the performance period.

ALL-EMPLOYEE SHARE SCHEMES

Executive Directors are eligible to participate in the Company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) The Sharesave Scheme, a savings-related share option scheme available to all employees;

(ii) The Employee Share Option Scheme, an H M Revenue & Customs approved share option scheme under which options have been granted to substantially all employees (although Executive Directors have elected not to participate); and

(iii) The Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed £3,000 per year. The value of share awards under this scheme is dependent on the Group's profits.

PENSION BENEFITS

The following section describes the pension arrangements currently in force for the Executive Directors. These arrangements were affected by changes to the tax treatment of the current UK pension regime contained in the Finance Act 2004 which was effective from 6 April 2006 ("A Day").

In January 2007, all Executive Directors opted for primary and enhanced protection under the A-Day regulations. Nevertheless, all the current Executive Directors are continuing to accrue benefits in the Final Salary section of the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service, with benefits accruing at the rate of 1/60th for each year of pensionable service. On death in service the scheme also provides for a dependant's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the Final Salary section of the pension scheme is 60.

For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings, excluding Director's fees, is payable, plus (for members who joined before 1 January 1999) a return of member's contributions. In addition, a pension of 50% of the Directors' accrued pension, based on pensionable earnings at death and prospective service to age 60, is payable to a surviving spouse. On death before retirement after leaving the scheme, a benefit of 50% of the member's deferred pension, revalued to the date of death, is payable to a surviving spouse providing the couple were married (or in a registered civil partnership) before the date of leaving.

For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension, increased in line with pension increases awarded up to the date of death, is payable, provided the couple were married (or in a registered civil partnership) before the date of retirement, together with the remaining balance (if applicable) of 5 years of the member's pension payments from the date of retirement, at the rate prevailing at the date of death. Benefits payable to registered civil partners are in respect of pensionable service after 5 December 2005 only. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education). Subject to the Company's and Trustees' approval, early retirement may be granted from the age of 50 (age 55 from 6 April 2010) subject to an actuarial reduction, or at any age due to ill-health.

The pension is calculated at the date of retirement based on final pensionable service and final pensionable earnings at the date of retirement. Where applicable, the pension will be actuarially reduced to take account of early payment. The Company has agreed that if Mr Applegarth or Mr Baker (having attained age 55) retire with the consent of the Company, they will receive immediate payment of their accrued pension without the application of an actuarial reduction. Where this occurs, the Northern Rock Pension Scheme will apply its standard actuarial reduction factors for early retirement. The remainder of the pension will be paid by the Company on an unfunded basis.

Post retirement increases to pensions arising from membership of the final salary section of the scheme are guaranteed each year at the rate of 3% per annum compound in respect of pensionable service accrued up to 5 April 2006, subject to any guaranteed minimum pension. The 3% minimum increase does not apply in respect of pensionable service accrued from 6 April 2006. Pension benefits accrued after 5 April 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

In addition to the normal scheme increases, and subject to the defined benefit scheme fund having adequate resources, the Trustees, with Company consent, may award further discretionary increases each April. Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which the Company does not contribute.

For any Executive Director, now or in the future, who elects to opt out of the pension scheme, the Company has agreed to pay a cash supplement in respect of the loss of future pension accrual, on a cost neutral basis to the Company. The Company will reimburse reasonable professional fees for advice to Executive Directors concerning the changes to the pension regime.

As Mr Bennett and Mr Jones joined the Company's Pension Scheme after the cap on Pensionable Earnings and Final Pensionable Earnings was introduced by the Finance Act 1989, the Company provides them with arrangements to provide the difference between benefits based upon actual Final Pensionable Earnings and the scheme specific cap. These benefits provided by the Company outside of the Pension Scheme, attract the same terms as those provided by the Scheme, save for the option to take a tax free lump sum at retirement. This arrangement does not affect the level of contribution made to the scheme by Mr Bennett and Mr Jones, whose contributions are made by reference to full pensionable earnings.

The pension benefits that are provided to Mr Jones, which accrue at the rate of 1/60th of pensionable salary for each year of service (and pro rata for each part year) are split between the Northern Rock Pension Scheme and an unfunded arrangement. The pension scheme provides benefits up to an earnings cap, currently £108,600 for 2006/07 (2005/06 – £105,600) per annum, whilst the unapproved arrangement provides benefits on earnings in excess of the cap. Mr Jones contributes 5% of his basic salary to the pension scheme, including those earnings in excess of the earnings cap. If, with the agreement of the Company, Mr Jones were to commute some of his unapproved pension for a lump sum at retirement, the Company would not re-imburse Mr Jones for any taxes that are due on any such payment. Mr Jones has also been awarded a pensionable service credit in the pension scheme in respect of a transfer payment that he brought into the scheme.

BENEFITS IN KIND

Each Executive Director is provided with company car and medical insurance benefits. The Executive Directors had, as employees of Northern Rock Building Society (or in the case of Mr Currie, Mr Kuipers and Mr Jones as employees of the Company prior to their appointment as Directors), entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given at any time (except when in the final year of their service contract, whereupon the notice would end on the day of their retirement). Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr Baker and Mr Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus paid in respect of the preceding financial year and the annual cost to the Company of providing contractual pension and other benefits or (for Mr Applegarth, Mr Currie, Mr Kuipers and Mr Jones) a payment in lieu of notice equal to such amount. Payments in lieu of notice may be made in phased payments at the Company's discretion.

Mr Applegarth, Mr Baker and Mr Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment at one month's notice within six months of the change of control and receive a liquidated damages payment calculated on the same basis. The terms of reference of the Committee make it clear that the Committee seeks, in appropriate circumstances, to mitigate the amount of termination payments made to Executive Directors.

Service contract dates for the Executive Directors are as follows:

A J Applegarth	1 March 2001
D F Baker	26 August 1997, amended by supplemental agreements dated 12 March 1998 and 1 July 1999
R F Bennett	26 August 1997, amended by supplemental agreement dated 12 March 1998
D A Jones	1 February 2007
K M Currie	5 January 2005
A M Kuipers	5 January 2005

The provisions of this section and Executive Directors service contracts generally are subject to Age Discrimination Legislation where applicable.

POLICY ON EXTERNAL NON-EXECUTIVE DIRECTORSHIPS HELD BY EXECUTIVE DIRECTORS

Executive Directors are permitted to hold one external non-executive directorship unrelated to the Company's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. On this basis, Mr Bennett is a Non-Executive Director of Greggs plc, and Mr Bennett was entitled to fees of £34,000 from that company in respect of 2006. Mr Applegarth, is a Non-Executive Director of Persimmon Homes plc and was entitled to fees of £49,916 in respect of 2006.

PERFORMANCE GRAPH

The performance graphs set out below illustrates the Group's TSR performance over the preceding five years, 2002 to 2006, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001 and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001.

The FTSE 350 Index has been included because members of this index comprise the comparator group for long term incentive plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.

FTSE 100
TSR %



40
30
20
10
0
-10
-20
-30

	2002(%)	2003(%)	2004(%)	2005(%)	2006(%)
Northern Rock	+8	+12	+13	+25	+29
FTSE 100	-22	+18	+11	+21	+14

FTSE 350
TSR %



40
30
20
10
0
-10
-20
-30

	2002(%)	2003(%)	2004(%)	2005(%)	2006(%)
Northern Rock	+8	+12	+13	+25	+29
FTSE 350	-23	+20	+13	+22	+17

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The remuneration of the Chairman is determined by the Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

Revised fees for 2007 for the Chairman and Non-Executive Directors were determined after consideration of an extensive report by NBSC which, in particular, assessed fees paid for similar roles at banks in the eight other largest UK listed Banks and at the 24 companies grouped around the Company's position in the FTSE 100 at the date of the review and also took into account the required time commitment from the Company's Non-Executive Directors relative to FTSE 100 norms. The resultant revised fee structure is as follows:

Chairman	£315,000	(2006 – £300,000)
Senior Independent Non-Executive Director	£72,000	(2006 – £67,000)
Non-Executive Directors' Basic Fee	£45,000	(2006 – £44,000)
Additional Fee for Membership of a Board Committee	£5,000	(2006 – £5,000)
Additional Fee for Chairman of a Board Committee	£16,000	(2006 – £16,000)

The Chairman and Non-Executive Directors serve the Company under letters of appointment, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Company and it is the Company's policy that they do not participate in bonus, incentive or pension schemes.

INFORMATION SUBJECT TO AUDIT

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration is set out below:

Non-Executive Directors	**2006**	2005
	£000	£000
Dr M W Ridley (Chairman)	**300**	218
N A H Fenwick	**54**	43
Sir Ian Gibson	**80**	49
N Pease	**65**	53
M J Queen (appointed 5 January 2005)	**54**	43
R A Radcliffe (appointed 1 March 2005)	**56**	37
Sir George Russell* (retired 25 April 2006)	**26**	60
Sir Derek Wanless	**86**	69
	721	572

*Sir George Russell is a former member of the Non-Executive Directors' section of the Northern Rock Pension Scheme, which ceased to accrue benefits after 30 June 1997. His deferred pension came into payment on 25 October 2005 at a rate of £12,229 p.a. and was increased to £12,371 p.a. on 1 April 2006, in line with the scheme rules.

Executive Directors	**Chief Executive**	**Deputy Chief Executive**	**Group Finance Director**	**Executive Director**	**Executive Director**	**Total**
	A J Applegarth	**D F Baker**	**R F Bennett**	**K M Currie**	**A M Kuipers**	
	£000	**£000**	**£000**	**£000**	**£000**	**£000**
2006						
Salaries and fees	**690**	**455**	**455**	**365**	**365**	**2,330**
Bonus	**660**	**435**	**435**	**349**	**349**	**2,228**
Total remuneration	**1,350**	**890**	**890**	**714**	**714**	**4,558**
Non cash benefits	**14**	**10**	**19**	**11**	**11**	**65**
Total emoluments	**1,364**	**900**	**909**	**725**	**725**	**4,623**
2005						
Salaries and fees	625	390	390	270	270	1,945
Bonus	529	330	330	229	229	1,647
Total remuneration	1,154	720	720	499	499	3,592
Non cash benefits	14	10	18	11	11	64
Total emoluments	1,168	730	738	510	510	3,656

The cash bonus scheme rewards year-on-year increases in the Group's underlying profit attributable to shareholders. In 2006, every 1% increase in profit before taxation generated a cash bonus payment equal to 5% of salary with a maximum of 100% of salary by way of bonus for 20% increase in profits.

The bonus earned in respect of 2006 was 95.6% of salary for each of the Directors.

There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

The nature of the non-cash benefits is set out on page 22.

BONUS MATCHING PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the bonus matching plan by year of grant are as follows:

Rights under the Bonus Matching Plan

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth	Jan 03	52,253	–	6.10	(52,253)	–	–
	Jan 04	53,208	–	7.40	–	53,208	Jan 07
	Jan 05	47,618	–	7.73	–	47,618	Jan 08
	Jan 06	–	55,315	9.57	–	55,315	Jan 09
D F Baker	Jan 03	38,728	–	6.10	(38,728)	–	–
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	31,605	–	7.73	–	31,605	Jan 08
	Jan 06	–	34,517	9.57	–	34,517	Jan 09
R F Bennett	Jan 03	38,728	–	6.10	(38,728)	–	–
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	31,605	–	7.73	–	31,605	Jan 08
	Jan 06	–	34,517	9.57	–	34,517	Jan 09
K M Currie	Jan 03	22,130	–	6.10	(22,130)	–	–
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	18,120	–	7.73	–	18,120	Jan 08
	Jan 06	–	23,895	9.57	–	23,895	Jan 09
A M Kuipers	Jan 03	22,130	–	6.10	(22,130)	–	–
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	18,120	–	7.73	–	18,120	Jan 08
	Jan 06	–	23,895	9.57	–	23,895	Jan 09

Shares granted in January 2003 vested in January 2006 when the Company's share price was £9.57.

Executive Directors and certain other senior executives are entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares; alternatively they may elect to deposit their own shares. The shares acquired or deposited are eligible under this scheme for additional Matching Shares at the end of a three-year period. For 2004 and previous years, the release of Matching Shares was not dependent on satisfaction of a further performance condition. For awards in 2005 and 2006 the release of Matching Shares will be dependent on the Group achieving real EPS growth of 3% p.a. over the three years prior to their release.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006 £1,367,302 was charged to the income statement (2005 £1,138,922).

2007 awards will be granted to all Executive Directors other than Mr Bennett under the new Share Matching Plan after the AGM based on a share price of £11.98 per share (the share price prevailing on 26 January 2007 – the normal date on which such awards would have been granted but for the requirement to obtain prior shareholder approval for the new scheme). As explained on page 20, Mr Bennett received an award under the existing Bonus Matching Plan on 26 January 2007.

DEFERRED SHARE SCHEME

Subject to shareholder approval of the new share scheme arrangements, there will be no further awards under the Deferred Share Scheme following the January 2007 award (details of which are outlined below) relating to the 2006 annual bonus.

Details of the Ordinary Shares over which the Directors have conditional rights under the Deferred Share Scheme by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth	Jan 03	52,254	–	6.10	(52,254)	–	–
	Jan 04	53,208	–	7.40	–	53,208	Jan 07
	Jan 05	47,618	–	7.73	–	47,618	Jan 08
	Jan 06	–	55,315	9.57	–	55,315	Jan 09
D F Baker	Jan 03	38,730	–	6.10	(38,730)	–	–
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	31,605	–	7.73	–	31,605	Jan 08
	Jan 06	–	34,517	9.57	–	34,517	Jan 09
R F Bennett	Jan 03	38,730	–	6.10	(38,730)	–	–
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	31,605	–	7.73	–	31,605	Jan 08
	Jan 06	–	34,517	9.57	–	34,517	Jan 09
K M Currie	Jan 03	22,131	–	6.10	(22,131)	–	–
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	18,120	–	7.73	–	18,120	Jan 08
	Jan 06	–	23,895	9.57	–	23,895	Jan 09
A M Kuipers	Jan 03	22,131	–	6.10	(22,131)	–	–
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	18,120	–	7.73	–	18,120	Jan 08
	Jan 06	–	23,895	9.57	–	23,895	Jan 09

Shares granted in January 2003 vested in January 2006 when the Company's share price was £9.57.

Executive Directors and certain other senior executives who received a cash bonus were eligible under this scheme to receive deferred shares of an equivalent value. Prior to 2005, the release of deferred share awards was not dependent on satisfaction of a further performance condition (other than normally remaining in employment until the date of vesting) because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance. For awards in 2005 and subsequent years the release of any deferred share awards became dependent on the Group achieving average real EPS growth of 3% p.a. over the three years prior to their release.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006 £1,367,302 was charged to the income statement (2005 £1,138,937).

The final grant of awards under this scheme were granted on 26 January 2007, with the award value determined by the 2006 cash bonus, at £11.98 per share as follows:

A J Applegarth	55,061
D F Baker	36,308
R F Bennett	36,308
K M Currie	29,126
A M Kuipers	29,126

LONG TERM INCENTIVE PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the existing Long Term Incentive Plan by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights lapsed during 2006	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth	Jan 03	86,066	–	6.10	(86,066)	–	–	–
	Jan 04	76,351	–	7.40	–	–	76,351	Jan 07
	Jan 05	80,854	–	7.73	–	–	80,854	Jan 08
	Jan 06	–	72,100	9.57	–	–	72,100	Jan 09
D F Baker	Jan 03	57,377	–	6.10	(57,377)	–	–	–
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	50,453	–	7.73	–	–	50,453	Jan 08
	Jan 06	–	47,544	9.57	–	–	47,544	Jan 09
R F Bennett	Jan 03	57,377	–	6.10	(57,377)	–	–	–
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	50,453	–	7.73	–	–	50,453	Jan 08
	Jan 06	–	47,544	9.57	–	–	47,544	Jan 09
K M Currie	Jan 03	32,787	–	6.10	(32,787)	–	–	–
	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	34,929	–	7.73	–	–	34,929	Jan 08
	Jan 06	–	38,140	9.57	–	–	38,140	Jan 09
A M Kuipers	Jan 03	32,787	–	6.10	(32,787)	–	–	–
	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	34,929	–	7.73	–	–	34,929	Jan 08
	Jan 06	–	38,140	9.57	–	–	38,140	Jan 09

The gross awards granted in 2003 shown above, matured in January 2006 and led to no release of shares originally awarded. There were no variations made in the terms and conditions of the plan interests during 2006.

Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance is measured over a three year period on the basis of TSR, comparing the Company's performance to that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, the Company's TSR will be compared to that of other companies in the FTSE 100 Index at the date of the award. See page 21 for further details. Subject to the performance criteria being met, awards may be exercised during the three-month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006 £1,031,257 was charged to the income statement (2005 £850,310).

2007 awards will be granted under the New LTIP after the AGM based on a share price of £11.98 per share (the share price prevailing on 26 January 2007 – the normal date on which such awards would have been granted but for the requirement to obtain prior shareholder approval for the new scheme).

PENSIONS

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at 31 Dec 06	Years and months of service at 31 Dec 06	Accrued pension entitlement at 31 Dec 06 (Per Annum)	Accrued pension entitlement at 31 Dec 05 (Per Annum)	Additional pension entitlement earned in year	Additional entitlement earned in year (in excess of inflation)
			£	£	£	£
A J Applegarth	44	23 yrs 2 mths	266,417	230,903	35,514	29,280
D F Baker	53	29 yrs 7 mths	255,306	211,250	44,056	38,352
R F Bennett	59	13 yrs 2 mths	303,334	260,000	43,334	36,314
K M Currie	50	26 yrs 5 mths	183,007	130,125	52,882	49,369
A M Kuipers	49	19 yrs 3 mths	117,104	82,125	34,979	32,762

	Transfer value of accrued pension entitlement at 31 Dec 06	Transfer value of accrued pension entitlement at 31 Dec 05	Increase in transfer value less Directors' contributions	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions)
	£	£	£	£
A J Applegarth	2,235,907	1,842,785	358,633	218,677
D F Baker	3,516,436	2,793,613	700,073	515,834
R F Bennett	6,069,333	5,131,167	915,416	705,545
K M Currie	2,129,335	1,430,644	680,442	572,279
A M Kuipers	1,245,550	837,525	389,775	343,124

The accrued pension entitlement is the amount at the end of the year that the Director would receive if he retired at age 60. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act 1985, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2006 of £303,334, amounting to 2/3 of his full pensionable earnings.

DIRECTORS' INTERESTS IN SHARES

The following Directors held a beneficial interest in the Company's Ordinary Shares:

				Contingent Interests		
	At 27 Feb 07	**At 31 Dec 06**	**At 31 Dec 05**	**At 27 Feb 07**	**At 31 Dec 06**	**At 31 Dec 05**
Non Executive Directors						
Dr M W Ridley	46,150	46,150	46,150	-	-	-
N A H Fenwick	3,750	3,750	1,500	-	-	-
Sir Ian Gibson	15,000	15,000	15,000	-	-	-
N Pease	8,350	8,350	8,350	-	-	-
M J Queen	4,000	4,000	4,000	-	-	-
R A Radcliffe	-	-	-	-	-	-
Sir George Russell	6,605	6,605	36,755	-	-	-
Sir Derek Wanless	20,500	20,500	20,500	-	-	-
Executive Directors						
A J Applegarth	98,257	94,746	101,398	413,881	541,587	549,430
D F Baker	62,525	70,182	73,041	266,549	351,861	370,118
R F Bennett		63,598	65,187		351,861	370,118
K M Currie	43,746	48,694	47,074	186,225	226,693	217,811
D A Jones (appointed 1 February 2007)	25,988			94,988		
A M Kuipers	52,699	61,559	38,015	186,225	226,693	217,811

Contingent interests represent Ordinary Shares over which the Directors have conditional rights under the Bonus Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan which is subject to stringent performance criteria being met as described previously.

DIRECTORS' SHARE OPTIONS

Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2006 to 31 December 2006 are as follows:

	Option type	**At 31 Dec 05**	**Exercised in 2006**	**Exercise price £**	**At 31 Dec 06**	**Date from which first exercisable**	**Expiry date**
A J Applegarth	Sharesave 4	2,273	–	7.27	2,273	1 May 10	1 Nov 10
D F Baker	Sharesave 4	1,303	–	7.27	1,303	1 May 08	1 Nov 08
R F Bennett	Sharesave 3	1,580	(1,580)	5.98	–	–	–
K M Currie	Share Option Scheme	4,854	–	6.18	4,854	1 Jun 01	1 Jun 08
	Sharesave 4	1,303	–	7.27	1,303	1 May 08	1 Nov 08
A M Kuipers	Sharesave 2	8,546	-	2.15	8,546	1 May 07	1 Nov 07
	Sharesave 4	2,273	-	7.27	2,273	1 May 10	1 Nov 10

No Executive Director option terms were varied during 2006 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director paid £250 per month.

Options listed in the table above are H M Revenue & Customs approved schemes. The Employee Share Option Scheme was subject to an earnings per share target which was met in 2006. Options under the Sharesave Scheme do not have any performance conditions.

For each unexercised option at the end of the year, the market price of each share at 31 December 2006 was £11.78, the highest market price during the year was £12.18 (16 November 2006) and the lowest market price during the year was £9.31 (10 January 2006).

On 2 May 2006 RF Bennett exercised 1,580 share options. The market price of the shares on 2 May 2006 was £10.60. On 26 January 2007 KM Currie exercised and sold 4,854 share options. The market price of the shares on 26 January 2007 was £11.92

The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2006 as follows:

(i) Northern Rock Employee Trust holds 6,740,740 shares (31 December 2005 – 4,048,207 shares);

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 600,852 shares (31 December 2005 – 1,117,287 shares); and

(iii) Northern Rock Trustees Limited holds 85,708 shares (31 December 2005 – 287,252 shares).

Nichola Pease
Chairman, Remuneration Committee
27 February 2007

COMMUNITY AND ENVIRONMENTAL REPORT

INTRODUCTION

We have had a transparent approach to our reporting on Corporate Social Responsibility (CSR) for many years. This year we are not producing a summary hard copy Community Report but instead are providing this fuller summary. We have also updated the format and content of our web site, which provides full details of our CSR policies and performance. This is available at http://companyinfo.northernrock.co.uk/investorrelations/corporatereports.asp

Our CSR reporting is broken down into a number of sections and the key activities within each area are summarised below:

ENGAGEMENT

Northern Rock has a policy of active communication and as part of this process management are regularly engaged in verbal, face-to-face and written communications with a variety of stakeholders.

It is particularly pleasing when independent third parties recognise the work we do and the key points from 2006 are:

- **DTI Research** – In an independent assessment by the DTI based on our 2005 Annual Report and Accounts, Northern Rock was cited as one of the higher performing UK owned companies. This highlighted that our staff and assets are used effectively, create wealth and provide a sustainable performance for our stakeholders.
- **Ethical Investment Research (EIRIS)** – During the year we engaged in two way communication with EIRIS, the principle organisation in the assessment of company performance in CSR issues. It is pleasing to note that our work on customer related issues and key environmental performance indicators were highlighted as areas where improvements had been made.
- **FTSE4GOOD** – This index is designed to measure the performance of companies that meet globally recognised corporate responsibility standards and we are delighted to be included in their UK, European and Global Indices, with "pass" ratings received in all appropriate areas.
- **Award Nomination** – Northern Rock was short-listed in the IR (Investor Relations) Magazine for "Best Practice in Corporate Social Responsibility".

In addition to this recognition we also engaged with Times 100, producing a case study on "Pursuing a Growth Strategy" for use by both students and teachers in a wide variety of studies for National Curriculum subjects.

GOVERNANCE AND ACCOUNTABILITY

Northern Rock regards adherence to the principles of good corporate governance to be of the utmost importance and full details are included in the Corporate Governance Report on pages 13 to 17.

Key points from 2006 are:

- **Corporate Governance Day 2006** – On 1 November 2006 the Chairman, Senior Independent Director and Chief Executive met a number of stakeholders as part of our commitment to hold regular Corporate Governance Days.
- **The Banking Code** – Northern Rock follows The Banking Code. It provides valuable protection for customers and explains how financial institutions are expected to deal with them day to day and in times of financial difficulty.
- **Risk Management** – Northern Rock's risk management framework is designed to maintain and continually improve the established processes and tools for the identification, assessment, control and monitoring of existing and future risks.

  The management of risk within Northern Rock is embedded within the business, with responsible individuals being empowered to manage the risks within a framework of policies, procedures and delegated authorities established by the Board and senior management. A process of regular risk reporting provides evidence of control, supervision and monitoring by the business.
- **Disposal of confidential waste from Northern Rock Sites** – Northern Rock has robust procedures in place for the disposal of confidential waste from all our sites. All confidential waste is shredded and certificates of destruction are issued for all consignments. The process is audited regularly by CSR staff.
- **Financial Services Authority ("FSA")** – Northern Rock works closely with the FSA and had numerous meetings with officers throughout the year, particularly in relation to Basle II and market practices.

BUSINESS ETHICS AND HUMAN RIGHTS

In the same way that the Company adheres to the principles of good corporate governance it is also important that all staff should know what standards of conduct are expected from them.

Our relationship with shareholders, customers and other stakeholders is of paramount importance to us and to retain their trust and faith in us our staff must act in an appropriate manner at all times. Our Code of Business Ethics and Human Rights, therefore, forms a key element in the way we conduct business and we believe that the Code is designed to be beneficial to all stakeholders.

Work done this year in this area includes:

- An updated draft Code of Ethics and Human Rights has been produced and will be adopted formally in 2007. This will be followed by a Supplier Code of Conduct and Ethics. Human Rights and Diversity are integral to both Codes.
- Age Discrimination Regulation implications have been introduced and embedded into corporate procedures.
- A further review of "accessibility" to the Company's website has been undertaken and improvements will be initiated in 2007.

WORKPLACE

Northern Rock's employees are fundamental to the continued success of Northern Rock.

We strive to be the employer of choice and look continuously to improve staff retention initiatives, staff recruitment, training, pay and benefits.

COMMUNITY AND ENVIRONMENTAL REPORT (continued)

Key points from 2006 are:

- Further development of the Graduate Training Scheme with an intake of 24 this year.
- Introduction of a Modern Apprenticeship Scheme for trainee clerical staff.
- Continued support for the AMICUS full time representative based on site at Head Office.
- Introduction of extended sickness management procedures supported by an Employee Assistance Programme and an on site occupational health and physiotherapy service.
- Our commitment to creating employment opportunities in the North East of England was once again demonstrated by the commencement of a £40m redevelopment of the original Head Office building in Gosforth, Newcastle upon Tyne and detailed negotiations for a £60m office at Rainton Bridge, Sunderland. Completion of both schemes is planned for 2008.

MARKETPLACE

Northern Rock is committed to profitable growth in high quality business and seeks to meet the increased service expectations of customers. We have a number of training programmes for staff to support the provision of excellent service at all points of the customer journey and we continue to strive for improvements in all areas. It is pleasing to note that our efforts have been rewarded by a number of industry awards. These include "Outstanding Industry Achievement", Hampton's International, "Brightest new star", North East Contact Centre of the Year Awards and "Best Provider of Lifetime Mortgages", Mortgage Introducer Awards.

Key points from 2006 are:

- **Treating Customers Fairly** – The high level principles outlined by the FSA require that all regulated firms treat their customers fairly. The fair treatment of customers is central to consumers having confidence in the financial services industry.

  Significant progress has been made in raising standards in recent years to improve the fair treatment of customers and we believe that our programme of continued customer research and engagement will allow us to build on our successes.
- **Responsible Lending** – Northern Rock's approach to lending is pragmatic and aims to reinforce the principles of responsible lending and affordability in line with FSA Regulations, without becoming intrusive.

  Our salesforce, at the point of interview, check outgoings and conduct assessments on the basis of the information received – all of which is duly recorded. Intermediaries are asked to complete the "Confirmation of Affordability" section in the application form (which is alongside all other regulatory information required from the intermediary).
- **Mortgage Regulation** – Northern Rock seeks to comply with all aspects of mortgage regulation. It is a requirement of mortgage regulation to keep borrowers with regulated loans fully apprised of any arrears position and subsequent consequences. All loans that fall into arrears are treated individually and all decisions made are based on the circumstances of the customer. The company has adopted the same approach to both regulated and non-regulated loans, ensuring that all customers are treated fairly.
- **Mortgage Arrears Position** – Northern Rock's arrears position is consistently half the UK average. This is attributed to both our front end lending policy decisions which ensures that our customers can afford their loans and also the support we provide when difficulties arise.
- **Lifetime Mortgages** – Northern Rock has developed a number of products to enable elderly homeowners who may be "asset rich but cash poor" to release capital. These include Equity Release, Cash Plus Lifetime Mortgage, Protected Equity Mortgage and an Age Concern Lifetime Mortgage.
- **Growth in Branch Outlets** – Northern Rock currently has 56 full branches and 16 mortgage only branches. In February 2007, mortgage branches will also start to offer a limited range of savings products. Additional branches will be opened in key centres as and when suitable opportunities arise.

COMMUNITY

Following Northern Rock Building Society's conversion to a plc in October 1997 we donate 5% of pre-tax profits to The Northern Rock Foundation under a Deed of Covenant. The Foundation is an independent grant making organisation where donations are used to support community and charitable causes in the North East of England and Cumbria. Further details of the initiatives of the Foundation can be found on page 33.

In addition to the Foundation we are involved with a number of other "community" initiatives:

- **Northern Rock Charity Committee** – The Corporate Charity for 2006, selected by our staff, was Tiny Lives – The Neonatal Unit at the Royal Victoria Infirmary, Newcastle upon Tyne. Staff throughout the Company were active in raising funds through a wide range of events, all of which are "double matched" via the Foundation. This year's total was over £373,000.

  A full-time Charity Co-ordinator has been appointed to assist with the organisation of the events for the Corporate Charity in 2007 and beyond.
- **Payroll Giving** – 7% of our staff donate to charity via payroll giving. We have achieved Silver Award Status with the Charities Trust.
- **Northumberland Wildlife Trust** – Our Graduate Trainees are encouraged to support the local community and this year helped Northumberland Wildlife Trust dam drainage ditches at Holburn Moss, so water would be retained in a peat bog, encouraging growth of diverse plant species.

- **Road and Transport Improvements** – As part of our commitment to improve the transport network around our Gosforth Head Office we have funded a number of pedestrian crossings to improve safety.

ENVIRONMENT

We are committed to ensuring that environmental awareness and best practice form an integral part of our corporate thinking. We consider the key environmental impacts arising from our corporate operations to be the use of energy, carbon dioxide emissions, waste, water use, corporate transport and staff transport to work.

- **Energy** – In line with Government targets to reduce emissions by 20% between 1990 and 2010 we have actively managed carbon dioxide outputs from the Company since 1996. At that time our output was 3.10 tonnes per employee and in 2006 it was 0.42 tonnes, a decrease of 61% on 2005 and further demonstration of our commitment to efficiency and sustainability.

- **Waste** – Northern Rock follows the principles of "Reduce, Reuse and Recycle". We have improved operational procedures and enhanced IT systems to minimise paper waste. Furniture and equipment that are no longer required are donated to local schools, charities and community groups. All our paper waste, cardboard and pamphlets are recycled following destruction. There are also recycling schemes in place in Head Office sites for plastic bottles, plastic cups, aluminium cans, waxed paper cups, toner cartridges, computer consumables, glass and mobile phone batteries.

  In advance of the Implementation of the EU Directive on Waste Electrical and Electronic Equipment (the WEEE Directive) a secure licensed disposal contract has been established with a national contractor.

  Our recycling rate for waste is 61% and our total waste output has remained the same as last year.

- **Water** – We benchmark and target our water use against the DEFRA corporate environmental reporting guidance for offices which is $0.05m^3$ per employee per working day. During 2006 our corporate figure was $0.0358m^2$ per employee per working day.

- **Corporate Transport** – The demand for business travel is greater than ever and the Company has continued to seek methods to control carbon dioxide emissions from Company transport activities by:

  - Promoting our corporate transport policy
  - Reducing corporate transport mileage wherever practical
  - Continuing to introduce revisions to the corporate transport fleet including the use of dual fuel and electric vehicles
  - Promoting the use of conference call facilities within Head Office sites

- **Transport Plan Management** – We recognise that staff have an impact on the environment as a result of the way they travel to and from work. We have a number of schemes and incentives in place to encourage staff to use alternatives to single person car journeys.

  To monitor car usage a further staff transport survey was conducted during 2006 and this showed a marginal decrease in car drivers of 0.5%, to 49.9% of staff. Our long-term target is 40%.

TARGETS AND OBJECTIVES

CSR is integral to our whole approach to business and as such we look to make continued improvements so long as they make sound business sense. Whilst some of our future plans have been identified in this summary, our website sets out key objectives and targets for the next three years.

THE NORTHERN ROCK FOUNDATION

Since 1997, Northern Rock plc has donated £175 million to The Northern Rock Foundation, which was established when Northern Rock Building Society converted to a public limited company. The Company covenants 5% of its pre-tax profits each year to the Foundation, and was ranked third largest UK corporate giver in The Guardian's 'Giving List' (November 2006).

The Foundation is an independent grant-making trust supporting charitable causes in the North-East and Cumbria. Its aims are to tackle disadvantage and improve quality of life. 2006 was the Foundation's ninth year of operation. During the year its Trustees awarded 352 grants worth £27 million. Since 1997 the Foundation has awarded grants worth more than £140 million.

In 2006, the Foundation's Trustees maintained their policy of funding activities exclusively in the North-East and Cumbria. The majority of the Foundation's grants targeted social and economic disadvantage. The Prevention, Money and Jobs and Basics programmes dealt with a broad range of issues, including prejudice and discrimination, the decline of decent community facilities, youth disaffection, economic inactivity, growth of social enterprises, mental ill-health and welfare advice. The Trustees also invested in developing the capacity of the voluntary sector through support organisations and training programmes.

The Foundation continued to explore alternative means of investing in the voluntary sector to meet its aims. During the year it established a special £1 million loans scheme for community development finance institutions and credit unions to improve financial opportunities for individuals, community organisations and businesses in disadvantaged areas.

In 2006, the Foundation maintained its role as a major funder of cultural activity in the region. Through its Aspiration and Capital programmes it made grants worth £5.5 million for high-profile arts, heritage, environment and sport organisations. The Foundation also continued as a key partner in the Culture 10 initiative, a ten-year programme of high-profile cultural activity focused on Newcastle and Gateshead, but including other parts of the North East. The Trustees made a further £3 million exceptional award to support projects brought forward under the Culture 10 banner up to 2012.

2006 also marked the fifth year of the Foundation's annual Writer's Award, one of the largest literary prizes in the UK, which it runs in partnership with New Writing North. The 2006 winner was novelist Andrew Crumey, whose novels Mobius Dick and Mr Mee, amongst others, have won literary praise and been shortlisted for prestigious awards.

The Foundation continued to take a lead in regional and national developments in the grant-making world. In particular it played a key role in the consortium running the Government's Futurebuilders fund, designed to strengthen the capacity of voluntary organisations to deliver public services. The Foundation's Director is Vice-Chair of the Futurebuilders' Board, and a Foundation Trustee sits on its investment committee.

The Foundation also runs a scheme where it 'double matches' every pound donated to charities by Northern Rock employees. Some of the money comes from the Give As You Earn (GAYE) scheme through which employees donate a regular monthly sum from their salary, also attracting a small government subsidy. But by far the majority of the donations come from the fundraising efforts of staff members. By the end of 2006, the nine-year total raised by staff when matched by the Foundation reached £4.5 million. The total raised and matched in 2006 was £1.4 million.

In the first half of 2006, the Trustees continued a consultation process with the voluntary and community sector as part of a wide review of the Foundation's current programmes. In the summer, they held a review meeting to determine their future policies and priorities, and in September, launched new and revised programmes. The Trustees will make their first grants under these programmes in early 2007.

More information about the Foundation is available from:

The Northern Rock Foundation
The Old Chapel, Woodbine Road, Gosforth
Newcastle upon Tyne NE3 1DD

Telephone: 0191 284 8412, Fax: 0191 284 8413
e-mail: generaloffice@nr-foundation.org.uk
Web: www.nr-foundation.org.uk

Grant programmes 2006 approved amounts:



Awards £	Programme
5,614,937	Prevention
3,917,927	Money and Jobs
3,888,075	Basics
2,708,916	Better Sector
3,148,860	Aspiration
2,397,585	Cultural Capital
972,928	Exploration
4,457,500	Exceptional
£27,106,728	**Grant making total**
1,130,000	Loans
946,439	Staff matched
202,000	Other
£29,385,167	**Total investment**

OPERATING AND BUSINESS REVIEW

DESCRIPTION OF THE BUSINESS

Northern Rock is a specialised lender whose core business is the provision of secured residential lending, secured commercial lending and unsecured personal finance in the UK. Funding is obtained from both on-shore and off-shore personal savings, wholesale money markets, from the securitisation of loans and from covered bonds. Income is also generated from the sale of third party insurance products.

Residential mortgage and retail savings products are distributed to retail customers through a diversified distribution network with an emphasis on cost efficiency. The network consists of 72 branches and mortgage centres, postal, telephone and internet operations. A large proportion of our residential mortgage business is sourced indirectly via independent financial advisers and the introducer market.

All lending activities are carried out in the UK, whereas funding, particularly non-retail funding, is attracted globally.

NORTHERN ROCK'S OBJECTIVES AND STRATEGIES

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency enables competitive pricing for both savings and lending products, leading to volume and income growth supporting further improvements in cost ratios. Capital efficiency is achieved by optimising the use of debt and equity capital as well as by the securitisation of loans.

Northern Rock has well established strategic targets against which its financial performance is monitored. These targets, which were all achieved on an underlying basis in 2006, are set out in the following table:

	Strategic	**2006 Performance**		**2005 Performance**	
	Targets	**Reported**	**Underlying**	**Reported**	**Underlying**
Growth in total assets	20% +/- 5%	22.1%	23.9%	27.5%	24.9%
Growth in profits attributable to all shareholders	20% +/- 5%	31.2%	19.1%	(2.8%)	13.6%
Return on equity	20% - 25%	23.5%	21.9%	19.3%	20.8%

Following the introduction of International Financial Reporting Standards ("IFRS"), the balance sheet and income statement are subject to a certain amount of volatility. This particularly arises from accounting for hedges which although economically effective are deemed under IFRS rules to be ineffective. In addition, volatility arises from fair value movements on derivatives taken out to minimise risk in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable underlying performance to be separately identified. Underlying total assets also exclude the fair value of derivative instruments due to volatility in such values. Further detail is given on page 45.

DISTRIBUTION NETWORK

Northern Rock distributes products through multiple channels, with all channels focused on sales activity and the administration of mortgages and savings products delivered though efficient centralised units. The distribution network is targeted to achieve volume growth, principally in residential mortgage lending and insurance sales, and to support the Group's retail funding objectives. Developments in the network have focused on delivering the needs of both introducers and direct customers in a cost efficient manner.

Key features of our distribution network for the Group's products are set out below:

Intermediaries

Distribution through intermediaries accounted for approximately 89% of new mortgage lending in 2006 as compared with 90% in 2005. Northern Rock has developed excellent relationships with both large firms of introducers and "groups" of smaller intermediaries, giving wide access to national mortgage distribution. Depending on the arrangements in place between Northern Rock and a particular intermediary, they are compensated for introducing mortgage business in line with general market practice. Management expects that strong relationships with intermediaries will continue to be an important element of Northern Rock's distribution strategy.

Northern Rock Online

90% of intermediary business is routed via the Northern Rock Online system. The system allows intermediaries to input their clients' details and obtain instant online decisions before proceeding through to full application. Intermediaries are then updated on the progress of each of their cases via automatic e-mail updates.

Branches

Traditionally branches were a major source of mortgage lending and retail funding for retail banks. In recent years Northern Rock achieved volume growth and geographical spread in its core markets through alternative and more cost efficient distribution means which resulted in a reduction in its branch network, which was located mainly in the North of England. However, there are opportunities to increase sales through branches and Northern Rock will open a small number of new outlets in selected geographic locations to take advantage of this potential.

Northern Rock has 72 branches which offer core residential mortgage and retail savings products (excluding postal and telemarketing products), personal lending and third party insurance.

Telemarketing

Telemarketing plays an increasingly important role in generating retail funding and new residential mortgage lending.

Northern Rock Direct is a telephone-based direct marketing and selling operation. It sells mortgages and associated third party insurance products through telephone contact with customers initiated by advertising and inclusion of products in "best buy" tables featured in most national and regional newspapers.

Northern Rock also operates a standalone mortgage retention unit which is key in retaining existing customers.

Postal Retail Funding

Postal accounts play an important role in generating new retail funding. Postal funding incorporates ISA products – for those that look for tax efficient savings, Fixed Rate Bonds – for those looking to obtain a longer term guaranteed rate, and Northern Rock's Silver Savings range – for savers over the age of 50.

Offshore Retail Funding

Since 1996 Northern Rock has enhanced its retail funding franchise by extending distribution geographically into new markets where there are opportunities to grow new business. Northern Rock now operates a branch in Ireland, with an office in Dublin and a subsidiary company, Northern Rock (Guernsey) which is located in the Channel Islands. More recently, Northern Rock extended its retail funding distribution into Continental Europe, opening Northern Rock Savings Bank in Denmark on 7 February 2007.

Regional Commercial Lending Centres

Northern Rock operates a specialist team of Development Managers and support staff for its Commercial Lending business and these are based from 7 Regional Commercial Lending Centres. This team interacts both directly with customers and specialist intermediaries.

FINANCIAL HISTORY

Northern Rock aims to maintain high and profitable growth whilst retaining a low risk profile. This is evident in Northern Rock's demonstrable record of high asset and profit growth.

TOTAL ASSETS



£bn
120
100
80
60
40
20
-0
Statutory
Underlying
2001
2002
2003
2004
2005
2006

Note: The table above shows the growth in total assets of Northern Rock since 2001. Total assets for 2001 to 2003 represent assets under management, which comprised total balance sheet assets plus non-recourse finance. There is no difference between total assets and assets under management in 2004 to 2006 following the introduction of IFRS.

COMPOSITION OF STATUTORY BALANCE SHEET AT 31 DECEMBER 2006

Assets £101.0bn



1%
9%
13%
77%
Liquid assets
Residential mortgages
Other advances
Other

Liabilities £101.0bn



4%
4%
6%
22%
40%
24%
Retail
Wholesale
Securitised bonds
Covered bonds
Capital
Other

The low risk nature of Northern Rock's balance sheet is reflected in the mix of assets, with 77% of total assets represented by secured residential mortgages. These assets are funded through a well diversified range of funding sources, comprising on-shore and off-shore retail funding, wholesale funding, securitisation and covered bonds. All of our funding arms performed well during 2006, with improvements in pricing for issues from both our securitisation and covered bond programmes.

At 31 December 2006, total assets on a statutory and an underlying basis (excluding fair value adjustments) exceeded £100 billion for the first time. On an underlying basis, total assets were 23.9% higher than at the previous year end and on a statutory basis increased by 22.1%.

SHAREHOLDER PROFIT



400
350
300
250
200
150
100
50
-0
£m
Statutory
Underlying
2001
2002
2003
2004
2005
2006

Note: The table above shows the growth in profit attributable to equity shareholders since 2001. For 2001 to 2003 attributable profit was prepared under UK GAAP. For the periods after 2003, statutory attributable profit is stated under IFRS. For 2004 underlying results, attributable profit is based on unaudited proforma 2004 results. Proforma results incorporate the impact of IFRS, where it was possible to determine what the impact would have been if the accounting changes had been effective in 2004. The proforma results shown for 2004 include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity, but exclude the effects of hedge accounting under IFRS which differs from that applied under UK GAAP.

During 2006, the strategic target range for annual growth in underlying profits attributable to all shareholders was increased to 20% +/− 5%, on a like for like basis (from 15% +/− 5%) recognising that it is likely to take a couple of years to achieve the centre of this range. In addition, the return on equity target range increased to 20% – 25%. This increase reflects the robustness of Northern Rock's business model.

2006 OPERATIONAL PERFORMANCE

LENDING

During 2006, Northern Rock achieved record levels of total lending. Total gross lending was £32,989 million, an increase of 22.7% (2005 – £26,879 million), with total net lending of £16,621 million, an increase of 14.2% (2005 – £14,555 million). Prospects for 2007 are good, with a total opening pipeline of £6,230 million (1 January 2006 – £5,300 million) including a residential lending pipeline of £5,815 million (1 January 2006 – £4,779 million), an increase of 21.7%.

An analysis of new lending by portfolio is set out in the following table:

	Residential	Commercial	Unsecured	Total
	£m	£m	£m	£m
2006				
Gross	28,972	423	3,594	32,989
Net	15,090	40	1,491	16,621
Closing balances	77,292	1,560	7,277	86,129
2005				
Gross	23,618	408	2,853	26,879
Net	13,350	5	1,200	14,555
Closing balances	62,257	1,523	5,789	69,569

Note: Gross and net lending represents net cashflows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

The composition of our lending portfolios has continued to be low risk. At 31 December 2006, 90% of our loans to customers were residential secured loans (31 December 2005 – 90%), 2% commercial secured loans (31 December 2005 – 2%) and 8% within our personal unsecured portfolios (31 December 2005 – 8%). This mix is not expected to change significantly going forward.

RESIDENTIAL – UK MARKET

The UK residential lending market remained buoyant throughout 2006 resulting in gross lending for the year of £345 billion, an increase of 20% over the £288 billion seen in 2005. Gross lending associated with house moving represented around 60% of lending with 40% driven by remortgage activity. Remortgage activity reflects increased market liquidity following the removal of overhanging early repayment charges. UK residential net lending in 2006 at £111 billion represented an increase of 22% (2005 – £91.3 billion) supported by higher levels of house moving and average house price inflation of around 10%.

The buy to let market continues to be strong, representing approximately 10% of UK gross residential lending. This market will continue to be supported by demand, particularly from pre first time buyers, for student accommodation and from migrant workers.

We expect gross lending in 2007 to be a little higher than 2006, with house price inflation broadly in line with increases in earnings. Lending volumes will continue to be supported by favourable economic conditions, healthy volumes of housing transactions, buy to let and continued remortgage business. These conditions will provide a substantial and robust gross lending market for us to be able to achieve our lending targets.

RESIDENTIAL – NORTHERN ROCK PERFORMANCE

Residential mortgage lending represents Northern Rock's core activity and accounts for 90% (2005 – 90%) of loans to customers. Northern Rock consistently achieves high levels of residential lending, which has resulted in a market share of net residential lending at around twice natural share of stock.

We achieved gross residential lending of £28,972 million (2005 – £23,618 million) and net residential lending of £15,090 million (2005 – £13,350 million), representing increases of 22.7% and 13.0% respectively. The following table sets out our market share statistics for each of the last four years:

Residential lending market shares	**2003 FY**	**2004 FY**	**2005 FY**	**2006 H1**	**2006 H2**	**2006 FY**
Gross lending	5.4%	6.8%	8.1%	7.8%	8.7%	8.3%
Redemptions	4.1%	4.5%	5.1%	5.9%	5.9%	5.9%
Net lending	7.7%	11.2%	14.5%	12.2%	14.4%	13.4%
Closing balances	4.8%	5.5%	6.4%	6.7%	7.1%	7.1%

Our residential lending performance shows the success at growing gross market share and containing levels of redemptions through our customer retention process and fair and transparent policy of allowing existing customers, subject to their contractual terms, to transfer their loan to any product available to new borrowers. Our approach to customer retention, which is unique amongst the major volume mortgage lenders, means that we do not need to significantly grow our gross lending volumes from new customers to achieve our stated asset growth targets. We intend to improve our retention performance in respect of home movers both for direct business and through intermediaries.

Our distribution network continues to evolve as our business grows. In 2006, 89% of our mortgage business was sourced via the intermediary market (2005 – 90%) with 90% of this business being conducted on-line by the end of the year, benefiting service levels and operational efficiency. We will continue to develop our on-line facilities and intend to roll out e-commerce options for direct and product transfer customers during 2007.

We will continue to strengthen our key account relationships with major intermediary groups as well as opening up opportunities with new intermediaries. At the same time we intend to increase our branch sales network to up to 100 branches over the next 3 to 4 years, with new branches in major centres of population. We will also continue to invest in our Northern Rock Direct telephone operation to enhance our direct lending activities.

We offer customers a wide range of innovative and attractive products comprising lifestyle products and traditional price-led products with a planned mix of approximately 40% and 60% of new lending respectively. Most of our products have inbuilt flexibility giving customers the opportunity to overpay, make redraws and, subject to advance agreement and after a qualifying period, take payment holidays, provided that their account is fully up to date.

Our lifestyle products, which are margin enhancing, comprise our "together" family of products, Lifetime and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Our Lifetime range is aimed at homeowners aged 60 and over who wish to utilise equity in their homes to enhance their lifestyle. Residential Buy to Let lending is focussed on lending to small portfolio borrowers rather than single applicant landlords. An analysis of lifestyle lending is set out in the following table:

Lifestyle lending	**Together**	**Lifetime**	**Buy to let**	**Total**
2006				
% share of new lending	31.4%	0.9%	7.3%	39.6%
% share of closing balances	23.4%	2.7%	5.7%	31.8%
2005				
% share of new lending	28.7%	1.4%	7.1%	37.2%
% share of closing balances	20.6%	3.0%	4.9%	28.5%

The following analysis of mortgage lending is based on total gross lending in each year.

	2006	2005
	%	%
Type of lending		
Fixed rate (long term – over 2 years)	23	29
Fixed rate (short term – up to and including 2 years)	33	25
Discount	5	8
Cashback	–	1
Together	31	29
Lifetime	1	1
Buy to Let	7	7
Type of customer		
First time buyer	24	24
Next time buyer	44	39
Remortgage	32	37
Geographic spread		
North	14	15
Scotland/Northern Ireland	10	10
Midlands	26	25
South	50	50

Of our traditional price-led mortgage products, fixed rate mortgages remained the most popular with 33.0% (2005 – 25.3%) of total new lending accounted for by short term fixed rate products up to two years, and 22.5% (2005 – 28.8%) by longer term fixes, normally up to five years. The increased demand for short term fixed rate products reflected customer demand for protection against anticipated increases in interest rates.

Overall, the profile of our new lending has remained low risk despite strong growth in volumes. Lending to first time buyers remained stable as a proportion of new lending at 24% (2005 – 24%), a reduction from the first half at 27%, as we adjusted our risk appetite. 76% (2005 – 76%) of new customers continued to have a proven mortgage payment track record. Consistent with this trend, the average Loan to Value ("LTV") ratio of new lending in 2006 has remained the same as in 2005 at 78%. New lending at or below 90% LTV improved to 78% (2005 – 70%) of completions. The average indexed LTV of our mortgage book at the year end was 60% (31 December 2005 – 58%) which continues to provide strong cover in the event of default. In line with house price increases, our exposure to large loans has increased with 5.1% of new loans by value over £500,000 (2005 – 3.4%). The credit risk on this lending remained excellent with such loans attracting an average LTV of only 73%. New lending continued to be geographically spread across the UK in line with the demographics of the population.

We will be offering mortgage products for the near prime, sub prime and self certified markets on behalf of Lehman Brothers from March 2007. We will not take any credit risk nor will we administer the loans post completion, but will generate income for their origination. By offering such products we will complement our existing product portfolio and gain access to mortgage intermediaries with whom we currently have no relationship, thereby expanding our distribution network.

CUSTOMER SATISFACTION

Northern Rock launched an extensive Customer Research Programme towards the end of 2005. The programme was designed not only to provide evidence of our fair treatment of customers, but also to objectively measure the customer experience across a range of product areas, with a view to identifying potential areas for further improvement.

Over 3,500 customers have been interviewed so far. The results overall have been very positive, and help us to target key areas for further improvement – an important strategy which enables us to continuously develop our customer proposition.

Customer satisfaction levels are shown below, along with an arguably stronger measurement of satisfaction; advocacy.

	2006	2005
Satisfaction	92%	89%
Likelihood to recommend	96%	94%

UNSECURED

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

	Standalone Unsecured £m	Together Unsecured £m	Total £m
2006			
Gross	2,332	1,262	3,594
Net	782	709	1,491
Closing balances	4,221	3,056	7,277
2005			
Gross	1,970	883	2,853
Net	744	456	1,200
Closing balances	3,408	2,381	5,789

The growth in standalone unsecured gross lending slowed in line with the number of borrowers who satisfy our credit score and our risk appetite. Net lending stabilised as the portfolio matures and redemptions and repayments naturally increase.

Volumes of new "together" unsecured lending increased broadly in line with the growth of "together" mortgage lending with the unsecured element remaining around 13% of combined "together" advances.

COMMERCIAL

Competition in the commercial secured lending market remained strong throughout 2006, with certain lenders being particularly aggressive on price and LTV levels at which they are prepared to lend. Both gross and net lending within our commercial lending portfolio remained constrained as a result of maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £423 million (2005 – £408 million) with net lending of £40 million (2005 – £5 million).

Included within advances secured on residential property are £1.0 billion (2005 – £0.8 billion) of loans secured on commercial Buy to Let portfolios, which are managed within our commercial lending operation.

FUNDING

Northern Rock has four distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. In recognition of our broad and innovative access to a cost effective and diverse capital markets investor base, Northern Rock was awarded the prestigious International Financing Review's 2006 Financial Institution Group Borrower of the Year award.

Flows of new funding and closing balances are shown in the following table:

	Retail	Non-Retail	Securitisation	Covered Bonds
2006	**£m**	**£m**	**£m**	**£m**
Net flow	2,527	2,876	10,628	2,733
Closing balances	22,631	24,240	40,226	6,202
2005				
Net flow	2,809	2,317	8,831	2,378
Closing balances	20,104	22,253	31,156	3,830

Note: Net flow represents net cashflows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

RETAIL

Retail funding comprised a net inflow of funds of £2.5 billion, including interest credited of £577 million. This builds on the successful funding in 2005, again demonstrating the strength and diversity of our retail franchise. Closing balances comprised:

	2006	2005
	£m	£m
Branch accounts	5,573	5,115
Postal accounts	10,201	8,714
Internet accounts	2,225	2,048
Offshore accounts	3,614	2,965
Telephone accounts	527	699
Legal & General branded accounts	491	563
Total retail balances	22,631	20,104

Funding during the year was largely into our Silver Savings accounts, which are available on-line, via post and through our branch network, Fixed Rate bonds and our Irish based accounts. Balances in our Ireland operation rose to £1,520 million (31 December 2005 – £1,025 million), with £2,094 million (31 December 2005 – £1,940 million) in our Guernsey based off-shore subsidiary. In February 2007, we launched our new retail funding operation in Denmark, supplementing our diverse retail franchise.

NON-RETAIL

Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. Following substantial inflows from securitisation during the first half, we repaid net £2.3 billion, mainly short term funds. In the second half we raised a net £5.2 billion, leading to a full year net funding of £2.9 billion.

During the year, we raised £3.2 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the US, Europe, Asia and Australia. This included two transactions sold to domestic US investors totalling US$3.5 billion. In January 2007, we raised a further US$2.0 billion under our US MTN programme.

Key developments during 2006 included the establishment of an Australian debt programme, raising A$1.2 billion from our inaugural issue. This transaction was the largest debut deal in that market for a single A rated financial institution targeted at both domestic Australian investors and the Far East.

In August 2006, our long term credit rating with Standard & Poor's was increased one notch to A+, supported by our £400 million preference share issue and a second Whinstone transaction. Our current credit ratings are set out in the following table:

	Standard & Poor's	Moody's	FitchIBCA
Short term	A1	P-1	F1
Long term	A+	A1	A+

SECURITISATION

Funding through securitisation has remained an important part of Northern Rock's funding strategy. During 2006, four residential mortgage-backed issues were completed raising £17.8 billion gross (£10.5 billion net) through our Granite vehicles. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages. We continue to diversify our investor base aided by comprehensive global investor roadshows. The Granite issuances continue to price at lower spreads than earlier deals and significantly below maturing older deals.

In 2007 to date, we have completed a £6.1 billion residential mortgage-backed securitisation issue, which was heavily oversubscribed.

At 31 December 2006, securitised notes amounted to £40.2 billion (31 December 2005 – £31.2 billion), representing 43% (31 December 2005 – 40%) of our total funding portfolios. This proportion is expected to stay broadly stable going forward.

COVERED BONDS

In 2006 we increased the size of our covered bond programme established in 2004 to €20 billion and raised €4 billion (£2.7 billion) from two benchmark issues. Covered bonds continue to provide further diversification of our investor base while at the same time lengthening the maturity profile of our funding. We have issued covered bonds in a range of maturities from 5 to 15 years with a current weighted average maturity of 7.1 years. The covered bonds are secured by a pool of ring-fenced residential mortgages. The majority of the credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions providing further capital benefits.

TOTAL INCOME AND MARGINS

Summary income statements shown on a reported statutory basis and on an underlying basis for 2006 and 2005 are set out as follows:

	2006		
	Statutory £m	Adjustments £m	Underlying £m
Net interest income	849.1	(26.1)	823.0
Other income	152.8	-	152.8
Net hedge ineffectiveness and other unrealised fair value gains and losses	14.9	(14.9)	-
Total income	1,016.8	(41.0)	975.8
Administrative expenses	(277.5)	-	(277.5)
Covenant to The Northern Rock Foundation	(31.4)	2.0	(29.4)
Operating expenses	(308.9)	2.0	(306.9)
Impairment losses on loans and advances	(81.2)	-	(81.2)
Profit before taxation	626.7	(39.0)	587.7
Income tax expense	(183.7)	11.5	(172.2)
Profit for the year	443.0	(27.5)	415.5
Attributable to:			
Appropriations	48.5	-	48.5
Profit attributable to equity shareholders	394.5	(27.5)	367.0
Total	443.0	(27.5)	415.5
Earnings per share	94.6p		88.1p

	2005		
	Statutory £m	Adjustments £m	Underlying £m
Net interest income	752.3	(45.5)	706.8
Other income	129.0	-	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	56.4	-
Total income	824.9	10.9	835.8
Administrative expenses	(249.4)	-	(249.4)
Covenant to The Northern Rock Foundation	(24.7)	(0.5)	(25.2)
Operating expenses	(274.1)	(0.5)	(274.6)
Impairment losses on loans and advances	(56.6)	-	(56.6)
Profit before taxation	494.2	10.4	504.6
Income tax expense	(144.9)	(3.0)	(147.9)
Profit for the year	349.3	7.4	356.7
Attributable to:			
Appropriations	48.6	-	48.6
Profit attributable to equity shareholders	300.7	7.4	308.1
Total	349.3	7.4	356.7
Earnings per share	72.5p		74.3p

Underlying results include the interest related fair value movements on forward exchange contracts and all periodic interest settlements on all derivative contracts, whether or not designated within an accounting hedge relationship. Excluded from underlying results is the impact of hedge accounting ineffectiveness on derivatives and associated hedged items where fair value hedge accounting has been obtained, gains and losses on non-hedging derivatives and translation gains and losses on underlying instruments in economic hedging relationships.

2006 reported statutory profit before taxation for the year increased by 26.8% to £626.7 million with profit attributable to equity shareholders increasing by 31.2% to £394.5 million. On the same basis return on equity was 23.5% (2005 – 19.3%) and the return on mean risk weighted assets 1.38% (2005 – 1.22%).

Based upon 2006 underlying results and the 2005 underlying results, profit before taxation increased by 16.5% to £587.7 million with profit attributable to equity shareholders increasing by 19.1% to £367.0 million. On the same basis return on equity was 21.9% (2005 – 20.8%) and the return on mean risk weighted assets 1.28% (2005 – 1.26%).

TOTAL INCOME AND INTEREST MARGIN AND SPREAD

The following table reconciles net interest income and total income on a reported statutory and underlying basis (excluding hedge ineffectiveness) for 2006 and 2005.

	Statutory 2006 £m	**Underlying 2006 £m**	**Statutory 2005 £m**	**Underlying 2005 £m**
Net interest income	849.1	823.0	752.3	706.8
Other income	152.8	152.8	129.0	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	14.9		(56.4)	
Total income	1,016.8	975.8	824.9	835.8
Total income: mean total assets	1.11%	1.08%	1.12%	1.15%
Total income: mean risk weighted assets	3.56%	3.42%	3.34%	3.41%
Interest margin	0.96%	0.93%	1.03%	0.97%
Interest spread	0.80%	0.77%	0.87%	0.81%

Note: Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. Average balances have been calculated on a monthly basis. Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments.

For the purpose of calculating interest margin and spread, average balances for assets and liabilities denominated in foreign currencies, where these have been economically hedged, are based on the contract rate implicit in the associated hedging instrument.

On a statutory basis, total income in 2006 amounted to £1,016.8 million, representing an increase of 23.3% over statutory total income in 2005. On this basis the ratio of total income to mean total assets at 1.11% compares with the 2005 ratio of 1.12%. Total income as a proportion of mean risk weighted assets at 3.56% compares with the 2005 ratio of 3.34%.

On an underlying basis total income in 2006 amounted to £975.8 million, representing an increase of 16.8% over underlying total income in 2005. On this basis, the ratio of total income to underlying mean total assets at 1.08% compares with the 2005 ratio of 1.15%. Total income as a proportion of mean risk weighted assets at 3.42% compares with the 2005 ratio of 3.41%.

Statutory interest margin at 0.96% and statutory interest spread 0.80% compares with the 2005 ratios of 1.03% and 0.87% respectively.

On an underlying basis net interest margin was 0.93% and net interest spread 0.77%, compared with 0.97% and 0.81% in 2005. The majority of this reduction was seen in the first half of 2006 when margin and spread were 0.89% and 0.75%. During 2006, 3 month Libor was on average 21bps higher than Bank Base Rate with the gap 14bps in the first half increasing to 28bps in the second half, which together with the additional costs in 2006 of the Whinstone transactions resulted in a negative drag on net interest income. These negative effects were partially offset by the benefit of funding received from the issue of Preference Shares in 2006 (with no offsetting interest expense) and gains realised on available for sale assets. Excluding these effects, retail spreads on our core business remained relatively stable during 2006.

Other income primarily comprises commissions and administration fees. Commissions are generated on sales of third party products such as building and contents and payment protection insurance. Administration fees are those fees not included within interest margin. Other income also includes a charge in respect of a provision of £15 million which was absorbed by the additional gains realised on available for sale assets in total income. This provision has been made in relation to compensation in respect of Mortgage Exit Administration Fees charged over and above original contractual amounts. These fees have been the subject of an industry wide review by the FSA.

HEDGE INEFFECTIVENESS

All derivatives entered into by Northern Rock are recorded on the balance sheet at full fair value with any fair value movements being taken to the income statement. Where effective hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in the fair value of the underlying instrument being hedged. Any ineffectiveness arising from different movements in fair value will offset over time and does not form part of operational performance and is excluded from underlying results in that accounting period. In addition, Northern Rock enters into certain derivative contracts, which although efficient economically, cannot be included in effective hedge accounting relationships. Consequently, although the implicit interest cost of the underlying instrument and associated derivative are included in net interest income in the income statement, fair value movements of future cashflows excluding interest flows on such derivatives are recorded in "Net hedge ineffectiveness and other unrealised fair value gains and losses" on the face of the income statement and are excluded from underlying results as these fair value adjustments are not realised in the current accounting period. The same treatment also applies to the revaluation at each balance sheet date of economically hedged foreign currency liabilities.

The over-riding objective of the presentation of underlying results is to show the underlying interest income / expense of hedged instruments and to exclude future fair value adjustments from current performance measurement.

In 2006, the income statement shows "Net hedge ineffectiveness and other unrealised fair value gains and losses" as a positive figure of £14.9 million (2005 negative £56.4 million). This increases to £41.0 million after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income (2005 negative £10.9 million).

OPERATING EXPENSES

(excluding the covenant to The Northern Rock Foundation)

	2006	2005
	£m	£m
Staff costs	162.0	144.5
Other expenses	85.2	81.6
Depreciation and amortisation	30.3	23.3
Total operating expenses	277.5	249.4

Total operating expenses amounted to £277.5 million, representing an increase of 11.3% (2005 – £249.4 million). This increase is below the minimum of the target range for cost growth of one half to two thirds of underlying asset growth (i.e. 12.0% given the increase in underlying assets of 23.9% over the year) and well below the rise in underlying total income of 16.8%. This resulted in an underlying cost to asset ratio of 0.31% (2005 – 0.34%) and an underlying cost to income ratio of 28.4% (2005 – 29.8%).

We expect to see continued improvements in cost ratios in 2007 whilst maintaining our investment particularly in premises, to provide capacity and in systems to drive further efficiency gains in our operations.

EMPLOYEES

Northern Rock values its reputation as a caring employer and seeks to attract and retain high calibre employees. Opportunities for training are given a high priority to ensure that all individuals can contribute to their own career development. This approach extends itself to the fair treatment of people with disabilities in relation to their recruitment, training and development.

Northern Rock has in place a number of share-based plans under which employees may acquire Ordinary shares in the Company. These plans form an integral part of our strategy to provide appropriate reward and retention strategies for employees, to encourage employees to identify with the interests of shareholders by investing some of their own funds in Northern Rock, and to recruit, motivate and retain employees.

Details of share schemes which are available to Executive Directors and certain senior executives are included within the Directors' Remuneration Report on pages 18 to 29. In addition to these schemes, the Company operates the following all employee schemes:

- The Sharesave Scheme – a savings related option scheme available to all employees
- The Employee Share Option Scheme – under which options may be granted to substantially all employees
- The Share Incentive Plan – a scheme under which the maximum value of free shares awarded to employees cannot exceed £3,000 per year. The value of share awards under this scheme is dependent on the Group's profits.

Details of employee involvement in these schemes and the year to which they relate are shown below:

	Number of employees joining the scheme		% of eligible employees		Number of shares / options granted to employees	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
Sharesave Schemes	1,964	1,671	33%	29%	664,833	808,621
Employee Share Option Schemes	5,630	4,463	95%	81%	1,407,500	4,463,000
Share Incentive Plan	3,120	2,504	54%	49%	201,544	223,989

CREDIT QUALITY AND LOAN LOSS IMPAIRMENT

The arrears position of each of our main personal lending portfolios based upon numbers of accounts three months or more in arrears is set out in the table below. Comparison with the half year position is provided to demonstrate the continued strong credit performance of our loans.

	Residential	**Together Secured**	**Standalone Unsecured**	**Together Unsecured**	**CML Residential Average**
31 December 2006	0.42%	0.84%	1.09%	0.85%	0.89%
30 June 2006	0.45%	0.95%	1.08%	0.97%	0.96%
31 December 2005	0.39%	0.84%	0.98%	0.84%	0.97%

Source: Northern Rock and Council of Mortgage Lenders.

Residential accounts three months or more in arrears at 0.42% remained well below half the CML residential average of 0.89% at 31 December 2006 (31 December 2005 – 0.97%) and below the equivalent figure of 0.45% at the half year. The "together" secured three months plus arrears have improved during the second half to be 0.84% at the year end from 0.95% at the half year (31 December 2005 – 0.84%) and remain below the CML average for residential lending. Residential Buy to Let arrears on the same basis were 0.53% (31 December 2005 – 0.39%) compared with the CML residential buy to let average at 31 December 2006 of 0.59%, confirming the quality of this portfolio.

At 31 December 2006, properties in possession totalled 662, representing 0.09% of all accounts compared with 628 (0.09%) at the half year and 576 (0.09%) at the end of 2005. This increase is in line with our policy of rapid movement towards recovery where it is clear the borrower is unwilling to maintain payments and where we have higher risk.

Standalone personal unsecured loan arrears remain significantly better than industry average, due to our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. At 31 December 2006, three months plus arrears were 1.09%, reflecting our strong credit arrears management and tightening of our application score cut offs. This should reduce our exposure to risk of loss from over indebted customers and customers with a propensity to resort to IVA orders and personal bankruptcy. "Together" unsecured arrears have improved along with "together" secured arrears to 0.85% from 0.97% at the half year.

At 31 December 2006, only 7 of our total commercial loans (0.31% of accounts) with balances outstanding of £20.5 million were three months or more in arrears compared with 10 accounts (0.42%) with outstanding balances of £5.8 million at 31 December 2005.

The 2006 charge for loan loss impairment amounted to £81.2 million (2005 – £56.6 million) representing 0.10% of mean advances to customers (2005 – 0.09%). The second half charge of £36.7 million remained below the first half charge of £44.5 million.

Loan loss impairment provisions and coverage at the year end are set out in the following table:

	Residential	Commercial	Unsecured	Total
2006				
Impairment provision £m	26.2	7.4	92.4	126.0
% share of closing balances	0.03%	0.47%	1.25%	0.15%
2005				
Impairment provision £m	32.5	4.7	87.1	124.3
% share of closing balances	0.05%	0.31%	1.48%	0.18%

The combination of high quality lending, low interest rates, low arrears and low average LTV of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Provisions for the commercial secured lending portfolio are consistent with portfolio performance and economic conditions for this sector.

The growth in loan loss impairment provision balances against our personal unsecured credit portfolios reflects growth in balances and the maturing nature of the portfolios, as well as the quality of the loan books. As a result, total loan loss impairment provision balances for these portfolios were £92.4 million (31 December 2005 – £87.1 million) with total cover of 1.25% (31 December 2005 – 1.48%).

TAXATION

The effective tax rate in 2006 was 29.3% (2005 – 29.3%). We continue to anticipate, with a corporation tax rate of 30%, that the ongoing effective tax rate will trend towards 30.0% in the next few years.

	%
Standard corporation tax rate for 2006	30.0
Effect of non-deductible items	0.1
Adjustment to prior year tax provisions	(0.8)
Effective tax rate	29.3

DIVIDENDS

For 2006, the total dividend is proposed at 36.2p per share representing an increase of 20.3% compared with the total dividend of 30.1p per share for 2005. This growth of 20.3% compares with an increase of 19.1% in underlying attributable profits. The proposed final dividend is 25.3p per share payable on 25 May 2007 to shareholders on the register on 27 April 2007.

As the anticipated benefits of Basle II start to become realised our dividend policy will be reviewed, with the expectation that dividend growth will exceed underlying profit growth, increasing returns to shareholders.

CAPITAL

At 31 December 2006, total capital amounted to £3,588 million resulting in a total capital ratio of 11.6%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,610 million and the Tier 1 ratio 8.5%. The equivalent ratios at 31 December 2005 were 12.3% and 7.7% respectively.

Tier 1 capital and total capital were enhanced by the issue on 29 June 2006 of £400 million (£397 million net of issue costs) of perpetual non-cumulative callable Preference Shares. Dividends on these shares are discretionary and subject to Board approval will be first paid on 4 July 2007 and then annually thereafter at a rate of 6.8509%. The issue supports the future growth of lending as well as improving the mix of our capital base.

We continue to work with the FSA in relation to the adoption of our Basle II systems and are planning for the roll out of our approaches for each of our main credit portfolios during the first half of 2007, following completion of the approval process with the FSA. This will result in adoption of Basle II ahead of the majority of the banking sector. As a low risk lender we continue to anticipate significant reductions in risk weighted assets under Basle II. The regulatory capital savings that will derive from these reductions will be partly offset by Pillar II requirements. We are currently finalising our capital plans which are to be subject to FSA review early in the second quarter. We continue to expect Basle II to result in a reduction in our regulatory capital requirement compared with Basle I.

The table below analyses Northern Rock's capital resources at 31 December 2006 and 2005:

	2006 £m	2005 £m
Tier 1		
Called up share capital		
Ordinary	123.9	123.9
Preference	0.1	–
Share premium account		
Ordinary	6.8	6.8
Preference	396.4	-
Capital redemption reserve	7.3	7.3
Retained earnings	1,641.6	1,426.5
Pension scheme	15.2	23.1
Reserve capital instruments	299.3	299.3
Tier one notes	209.4	223.9
Goodwill and intangible assets	(90.4)	(78.2)
Total Tier 1 capital	2,609.6	2,032.6
Upper Tier 2		
Perpetual subordinated debt	736.5	736.5
Collectively assessed impairment allowances	116.8	119.0
Total Upper Tier 2 capital	853.3	855.5
Lower Tier 2		
Term subordinated debt	762.4	785.3
Total Tier 2 capital	1,615.7	1,640.8
Deductions	(637.6)	(449.8)
Total capital	3,587.7	3,223.6
Risk weighted assets	30,826.5	26,295.9
Tier 1 ratio	8.5%	7.7%
Total capital	11.6%	12.3%

RISK MANAGEMENT

GOVERNANCE FRAMEWORK

Details of Northern Rock's Corporate Governance framework are included within the Corporate Governance Report on pages 13 to 17 and sets out the roles of Board and Risk Committee.

The Board establishes the parameters for risk appetite for the Group through:

- Setting strategic direction.
- Contributing to, and ultimately approving the annual operational plan.
- Regularly reviewing and monitoring the Group's performance in relation to risk through monthly Board reports.

The Board delegates the articulation of risk appetite to Management Board Asset and Liability Committee ("Management Board") and ensures that this is in line with the strategy and the desired risk reward trade off for the Group. Risk appetite is assessed against regular (often daily) controls and stress testing to ensure that the limits are not compromised in abnormal circumstances. Risk appetite is usually defined in both quantitative and qualitative terms. Whilst different techniques are used to ensure that the Group's risk appetite is achieved, they can be classified as follows:

- Quantitative: encompassing stress testing, risk concentration, credit related metrics, including the probability of default, loss given default and exposure at default.
- Qualitative: focuses on ensuring that the Group applies the correct principles, policies and procedures.

The annual business planning and performance management process and associated activities ensure the expression of risk appetite remains appropriate.

The Director of Risk works with management to identify and assess the key risk exposures of existing and new business activities, and assists business functions to formulate and implement appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular risk exposures and implementing risk management policies and procedures agreed by the Board.

The principal risks the Group manages are as follows:

- Credit risk: the risk arising from the possibility that the Group will incur losses from the failure of customers and counterparties to meet their obligations.
- Liquidity risk: the risk that the Group is unable to meet its obligations as they fall due.
- Operational risk: Operational risk is defined as the risk arising from the Group's people, processes, systems and assets.
- Market risk: the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group.

The Group's approach to managing each of these is set out below.

CREDIT RISK

The objective of credit risk management is to enable the Group to achieve sustainable and superior risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

Credit risk is the risk of loss if another party fails to meet its financial obligations to the Group, including failing to perform them in a timely manner. Credit risk occurs mainly in the Group's loans and investment assets, and in derivative contracts. Good credit risk management is essential to ensure that the Group's cost advantage is not undermined by poor quality loans.

Credit Approval Process

Retail

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval whilst following the key principles relating to credit approval.

The customer loan risk management process incorporates sophisticated credit scoring systems to assess the credit risk associated with residential mortgage loans and unsecured loans, at both individual transaction and portfolio levels, together with the use of operational limits, credit authorisation procedures and credit control and review. Credit risk is assessed both at the point of granting a loan, and also throughout the life of the loan. We further control credit risk by reviewing several key factors in managing the portfolio to ensure prudent lending. This helps to manage the quality of the portfolio as it grows. These factors include:

- *Emphasis on next time buyers and remortgage customers relative to first time buyers*

  In our experience, customers who have proven mortgage repayment records offer a lower level of risk. Of gross new residential mortgage lending in 2006, 44% (2005 – 39%) was to next time buyers and 32% (2005 – 37%) was to remortgage customers.

- *Loan size*

  Our policy matches maximum LTV ratios with permissible property values. Loans up to £300,000 attract a maximum LTV of 95%, whereas loans over £300,000 attract a maximum of 90%. In 2006, only 5.1% (2005 – 3.4%) of residential mortgage loans were in excess of £500,000.

- *Geographical spread*

  Distribution channels for new residential mortgage lending are designed to avoid excessive reliance on any one geographical region.

- *Size of loan relative to the value of the property*

  Our current policy is for at least 65% of new residential mortgage lending in any one year to have LTVs of 90% or lower.

- *Probability of Default ("PD") and Loss Given Default ("LGD")*

  PD and LGD limits have been established for our lending portfolios to ensure that the percentage of exposures falling into the highest risk bands is limited.

Treasury

Within the Group Treasury function, the overall policy is to minimise credit risk through the use of operational credit limits, credit authorisation and credit control and review. Credit limits authorised by Executive Management are established for specified counterparties, and are continually monitored to ensure that actual exposures do not exceed authorised levels. These limits are based on a number of factors including external and internal ratings and capital of Northern Rock. Group limits have been incorporated to ensure that Northern Rock does not exceed its exposure to either a single counterparty or group of closely-related counterparties. Country limits have been incorporated to ensure that Northern Rock does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated through the use of collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Credit Risk Models

Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the quantitative risk assessment part of the credit approval process, ongoing credit monitoring as well as portfolio level analysis and reporting.

Credit risk models used by the Group can be broadly grouped into two categories.

- PD/customer credit grade – these models assess the probability that a customer will fail to make full and timely repayment of credit obligations over a time horizon. Each customer is assigned a score which corresponds to probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular customer characteristics. The credit grading models use a combination of quantitative inputs, such as recent financial performance, credit bureau data and customer behaviour.

- LGD – these models estimate the expected loss that may be suffered by the Group on a credit facility in the event of default. The Group's LGD models take into account the type of borrower and any security held.

Credit Risk Modelling Governance

Management Board has delegated the day to day governance of credit models to the Retail Credit Risk Approval Group and Treasury Credit Risk Approval Group. These Groups are responsible for:

- Establishing high level standards to which all credit risk models across the Group must adhere.

- Approving all credit risk models prior to implementation and reviewing existing models on at least an annual basis.
- Developing credit risk models appropriate for the types of borrower and obtaining approval from Management Board for their implementation.
- Validating the models on at least an annual basis and submitting documentation of these validations to Management Board with appropriate recommendations on recalibration, where applicable.
- Obtaining approval from Management Board for any new methodology or parameter estimates used in existing credit risk models prior to implementation.

LIQUIDITY RISK

Liquidity risk arises from the mismatch in the cashflows generated from current and expected assets, liabilities and derivatives. The Group's liquidity policy is to ensure that it is able to meet retail withdrawals, repay wholesale funds as they fall due, and meet current lending requirements. It also ensures that it meets FSA liquidity rules, which require the Group to be able to meet its sterling obligations without recourse to the wholesale money markets for a period of at least five business days.

To ensure that it meets these requirements, the Group has approved a Liquidity and Treasury Assets Policy Statement, compliance with which enables it to meet both the requirements of the FSA and internal policy requirements. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity portfolio of wholesale and retail funds. Longer term funds are raised through the Group's Medium-Term Note programmes. The Board reviews the Policy Statement annually, and on a more frequent basis if any significant changes are proposed or required.

As well as approving the types of liquid asset that may be bought, the Liquidity and Treasury Assets Policy Statement sets out approved operational limits and establishes operational guidelines for managing the Group's liquidity risk. The Treasury Director monitors liquidity on a daily basis, using daily cashflow liquidity and sterling stock liquidity reports, together with daily movement reports, portfolio analyses and maturity profiles. The Board receives monthly liquidity reports analysing the liquid assets and showing the percentages of assets held in each asset type.

OPERATIONAL RISK

Operational risk is the risk of opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events. The three main categories of operational risk losses are direct financial losses, indirect losses due to impairment of the Group's reputation, and potential earnings foregone because of the lack of operational ability to process business.

The key components of operational risk are systems and processes, technology, customers, external events and relationships, people, reconciliation and accounting, new activities and legal and compliance.

To minimise operational risk, the Group has implemented a Risk Policy and an Operational Risk Policy. Management Board directors and senior line managers are primarily responsible for ensuring effective operational risk management exists within their areas – in particular, the setting of tolerances, monitoring and reporting of operational risks. Where appropriate, Northern Rock establishes suitable cost-effective processes to mitigate or transfer operational risk exposures.

Operational risks are controlled and managed on a decentralised basis, with responsibility and authority to mitigate these risks delegated to the relevant line management. Northern Rock's support functions provide corporate policies, processes and reporting mechanisms as appropriate to the "front line" functions for the range of operational risks faced.

MARKET RISK

Market risk is the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group. The principal market risks to which we are exposed are interest rate risk and foreign exchange (currency) risk. The principal financial instruments that expose us to such risks are loans, deposits, securities and derivatives, none of which are used for trading purposes.

To manage our exposure to market risk, the Board has adopted a Balance Sheet Structural Risk Management and Hedging Policy Statement. This sets out our policy for managing balance sheet market risk, and the use of derivatives in achieving this. It enables the Board to assess, monitor and manage the current and expected interest rate risk, credit risk and currency risk in the balance sheet in line with the Group's overall risk policies.

Interest Rate Risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic re-pricing of assets and liabilities. Northern Rock also offers fixed rate residential mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on 31 December 2006 would result in a decrease of £118.9m (2005 £32.4m) and an increase of £113.6m (2005 £28.4m), respectively, in planned net interest income for the twelve months to 31 December 2007.

Currency Risk

Currency risk arises as a result of the Group having assets, liabilities and derivative items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding.

In addition to raising funds through sterling money markets, capital markets and the domestic retail savings market, the Group raises funds through issuing non-sterling denominated commercial paper, certificates of deposit, medium-term debt securities (including securitised notes and covered bonds) and retail funds. The most significant currencies in which we have transactions are US dollars and the Euro. The Group's policy is to mitigate fully any exchange rate exposures by using cross currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency. Consequently, the sensitivity of income to changes in foreign exchange rates is insignificant.

Use of Derivatives

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge economic risk exposure, and the Group takes no trading positions in derivatives.

The Group uses a number of derivative instruments to reduce interest rate risk and currency risk. These include interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. Where either a balance sheet derivative instrument or an alternative balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument that optimises the following conditions:

- minimise capital utilisation;
- maximise income or minimise cost;
- maximise liquidity;

- minimise administrative and accounting complexity; and
- minimise the Group's tax liability.

The benefits of using derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss. The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

Analysis of Activities and Related Derivative Instrument

The following table sets out activities undertaken by the Group and the related risks associated with such activities, and provides details of the types of derivatives used in economically managing such risks.

Activity	Risk	Type of Derivative
Management of the return on variable rate assets	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps
		Purchase interest rate options
		Sell forward rate agreements
		Purchase interest rate futures
Fixed-rate lending	Sensitivity to increases in interest rates	Pay fixed interest rate swaps
	Sensitivity to decreases in medium/ long-term interest rates, resulting in prepayment	Purchase interest rate caps Impose early repayment penalty charges
Fixed-rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed-rate asset investments	Sensitivity to increase in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures
		Purchase forward rate agreements
		Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts Purchase currency options

Due to the specific requirements of IAS 39 to obtain hedge accounting, not all economic hedges are designated as accounting hedges, either because natural accounting offsets are expected or because obtaining hedge accounting would be especially onerous.

a) Fair Value Hedges

The Group designates a number of derivatives as fair value hedges. In particular the Group has three approaches establishing relationships for:

i) Hedging the interest rate and foreign currency exchange rate risk of non-prepayable, foreign currency denominated fixed rate assets or liabilities on a one-for-one basis with fixed/floating or floating/fixed cross currency interest rate swaps.

ii) Hedging the interest rate risk of a single currency portfolio of sterling, US Dollar and Euro non-prepayable fixed rate assets/liabilities on a one-for-one basis with vanilla fixed/floating or floating/fixed interest rate swaps.

iii) Hedging the interest rate risk of a portfolio of prepayable fixed rate assets with interest rate derivatives. This solution is used to establish a macro fair value hedge for derivatives hedging fixed rate mortgages. The Group believes this solution is the most appropriate as it is consistent with its policy for hedging fixed rate mortgages on an economic basis.

RISK MANAGEMENT (continued)

The total fair value of derivatives included within fair value hedges at 31 December 2006 was £315.9m.

b) Cash Flow Hedges

At present the Group does not designate any derivatives as cash flow hedges.

c) Net Investment Hedges

At present the Group does not designate any derivatives as net investment hedges.

SOCIAL RESPONSIBILITY - THE NORTHERN ROCK FOUNDATION

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes in the North East of England and Cumbria. The covenant from 2006 profits amounts to £31.4million (2005 - £24.7 million), resulting in approximately £175 million having been donated since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

OUTLOOK

We expect UK gross residential lending in 2007 to be a little higher than 2006 at around £360 billion, underpinned by a stable housing market and sustained remortgage activity. Economic conditions will remain fundamentally supportive, with interest rates remaining low compared with the long term UK average. The independence of the Bank of England continues to be a key economic factor. Mortgage volumes will also be supported by continued demand for buy to let lending and by customers reorganising their finances away from more expensive unsecured debt.

Our focus on customer retention, with planned improvements to retaining home moving customers means that our volume targets can be achieved without significant increases in our share of gross mortgage lending from new customers.

We have been a top three lender by flow of business over the last few years; over the medium term we also aim to be a top three mortgage lender by share of stock.

Credit quality remains key to Northern Rock's business, which will remain dominated by good quality prime residential mortgages. Where necessary we have tightened our credit risk appetite and improved our assessment of customer affordability which, together with continued focus on arrears management, should result in future credit loss charges moving in line with our growth in lending.

We re-confirm our strategic asset and underlying attributable profit to all shareholders' growth target of 20% +/- 5% with both moving towards the middle of the range. We have increased our strategic return on equity target range to 20% - 25% and have started to reflect the likely Basle II outcome by increasing dividend growth ahead of underlying profit growth.



DIRECTORS' REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2006



ROCK GOLF

The Rock Golf tournament is the world's largest junior pro-am tournament. Our annual sponsorship is part of our grassroots support for sport in the North East.

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2006

The Directors are pleased to present their report and the audited financial statements for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The principal activities of the group are discussed in the Operating and Business Review on pages 34 to 54.

REVIEW OF BUSINESS, FUTURE DEVELOPMENTS, PRINCIPAL RISKS AND UNCERTAINTIES

A review of the business, future developments, principal risks and uncertainties is given in the Operating and Business Review.

DIVIDENDS

Details of dividends paid and proposed in respect of the year ended 31 December 2006 are included in note 13 to the accounts.

TANGIBLE FIXED ASSETS

Land and buildings, which are included in the balance sheet at cost less accumulated depreciation, amounted to £101.4 million at 31 December 2006. In the Directors' opinion, based on valuations carried out by the Group's qualified chartered surveyors, the total market value of these assets was not significantly different.

Details of changes to tangible fixed assets are included in note 24 to the accounts.

POST BALANCE SHEET EVENTS

On 24 January 2007, the Group issued a further £6.1 billion of securitised notes, secured against loans and advances on residential properties, from the Granite Master Issuer programme.

The Directors are of the opinion that there have been no other significant events which have occurred since 1 January 2007 to the date of this report that are likely to have a material effect on the Group's financial position as disclosed in these accounts.

DIRECTORS

The current composition of the Board of Directors together with brief biographical details of each Director is shown on page 12. With the exception of the Directors noted below, all Directors have served on the Board throughout the year ended 31 December 2006.

Sir George Russell retired from the Board on 25 April 2006. Mr RF Bennett retired from the Board on 31 January 2007. Mr DA Jones was appointed to the Board as Group Finance Director on 1 February 2007.

Mr DA Jones, having been appointed since the last Annual General Meeting, retires at the Annual General Meeting and offers himself for election. Details of the service contract for Mr DA Jones are set out on pages 22 and 23.

Ms N Pease, Mr NAH Fenwick, Mr KM Currie and Mr AM Kuipers retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Details of the service contracts for Mr KM Currie and Mr AM Kuipers are set out on pages 22 and 23. There are no service contracts in respect of the other Directors seeking re-election.

The interests of Directors in the shares of the Company at 31 December 2006 and 27 February 2007 are set out on page 29.

SHARES

The authorised and issued share capital are set out in note 34 to the accounts.

At the Annual General Meeting on 25 April 2006, a resolution was passed giving the Company the authority to make market purchases of Ordinary Shares up to a maximum of 10% of the issued share capital. A further resolution was passed providing for the Company to enter into a contingent purchase contract with The Northern Rock Foundation to repurchase Foundation Shares in the same proportion and at the same price as the Ordinary Shares repurchased. These authorities expire at the Annual General Meeting in 2007 when a resolution will be proposed for their renewal.

SUBSTANTIAL SHAREHOLDINGS

As at 27 February 2007, the following notifiable interests in the Company's Ordinary Shares had been reported to the Company:

Baillie Gifford & Co	6.9%
Bank of America Corporation	3.1%
Lazard Asset Management LLC Group	3.0%
Legal & General Group plc	3.5%
Lloyds TSB Group plc	5.8%

CREDITOR PAYMENT POLICY

The Company's policy with regard to the payment of suppliers is to negotiate and agree terms and conditions with all its suppliers, which include the giving of an undertaking to pay suppliers within an agreed payment period.

The average creditor payment period at 31 December 2006 was 29 days (2005 32 days).

EMPLOYEES

Employee communications are vital to the success of the Company, and good staff relations are a key part of management responsibility at all levels. Employee consultation takes place with the national committee of AMICUS. The Company also issues a bi-monthly staff magazine and weekly news bulletins.

The Company is committed to equal employment opportunities for everyone, and treats applicants for work solely on their ability to do the job.

Details of employees' participation within share schemes in the year are included within the Operating and Business Review.

CHARITABLE CONTRIBUTIONS

Details of charitable contributions relating to 2006 are included in the Operating and Business Review.

AUDITORS AND DISCLOSURE OF INFORMATION TO AUDITORS

So far as every Director is aware, there is no relevant information needed in preparation of their report of which the auditors are not aware. Each Director has taken the steps that they need to take as a Director to make themselves aware of any relevant audit information and to establish that the auditors are also aware of that information.

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to reappoint them will be proposed at the Annual General Meeting.

By order of the Board

C Taylor, Company Secretary
27 February 2007

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF NORTHERN ROCK PLC

We have audited the Group and parent Company financial statements (the "financial statements") of Northern Rock plc for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Company Balance Sheet, the Consolidated Statement of Total Recognised Income and Expense, the Company Statement of Total Recognised Income and Expense, the Consolidated Cash Flow Statement, the Company Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Business Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Report, the Corporate Governance Statement, the unaudited part of the Directors' Remuneration Report, the Operating and Business Review and the Directors' Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

OPINION

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit and cash flows for the year then ended;
- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 31 December 2006 and cash flows for the year then ended;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
Newcastle upon Tyne
27 February 2007

PRICEWATERHOUSECOOPERS

CONSOLIDATED INCOME STATEMENT

	Note	2006	2005
		£m	£m
Interest and similar income	3	**4,972.3**	4,056.7
Interest expense and similar charges	4	**(4,123.2)**	(3,304.4)
Net interest income		**849.1**	752.3
Fee and commission income		**193.2**	157.0
Fee and commission expense		**(42.9)**	(28.9)
Other operating income		**2.5**	0.9
		152.8	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	9	**14.9**	(56.4)
Total income		**1,016.8**	824.9
Administrative expenses	5	**(247.2)**	(226.1)
Depreciation and amortisation		**(30.3)**	(23.3)
Covenant to The Northern Rock Foundation		**(31.4)**	(24.7)
Operating expenses		**(308.9)**	(274.1)
Impairment losses on loans and advances	8	**(81.2)**	(56.6)
Profit before taxation		**626.7**	494.2
Income tax expense	11	**(183.7)**	(144.9)
Profit for the year		**443.0**	349.3
Attributable to:			
Appropriations	32, 33	**48.5**	48.6
Profit attributable to equity shareholders		**394.5**	300.7
Total profit attributable to equity holders of parent company		**443.0**	349.3
Earnings per share			
Basic earnings per share	14	**94.6p**	72.5p
Diluted earnings per share	14	**93.8p**	72.0p

Details of dividends are set out in note 13.

CONSOLIDATED BALANCE SHEET

	Note	2006	2005
Assets		**£m**	£m
Cash and balances with central banks	15	**956.0**	69.2
Derivative financial instruments	16	**871.3**	1,449.8
Loans and advances to banks	17	**5,621.3**	5,073.8
Loans and advances to customers	18	**86,685.1**	70,076.1
Fair value adjustments of portfolio hedging		**(323.4)**	163.8
Investment securities	21	**6,630.4**	5,377.1
Intangible assets	23	**90.4**	78.2
Property, plant and equipment	24	**197.1**	180.6
Deferred income tax asset	25	**59.5**	57.5
Other assets		**37.6**	52.9
Prepayments and accrued income		**185.3**	129.5
Total assets		**101,010.6**	82,708.5
Liabilities			
Deposits by banks	26	**2,136.2**	1,536.8
Customer accounts	27	**26,867.6**	23,672.6
Derivative financial instruments	16	**2,392.5**	846.1
Debt securities in issue			
Securitised notes	19	**40,225.7**	31,156.4
Covered bonds	20	**6,201.8**	3,830.4
Other	28	**17,866.8**	17,147.8
Other liabilities		**122.6**	93.8
Current taxation liabilities		**73.6**	43.3
Accruals and deferred income	29	**919.7**	706.3
Retirement benefit obligations	7	**21.7**	54.4
Subordinated liabilities	30	**762.4**	785.3
Tier one notes	31	**209.4**	223.9
		97,800.0	80,097.1
Equity			
Shareholders' funds			
Called up share capital			
Ordinary	34	**123.9**	123.9
Preference	34	**0.1**	–
Share premium account			
Ordinary	35	**6.8**	6.8
Preference	35	**396.4**	–
Capital redemption reserve	35	**7.3**	7.3
Other reserves	35	**(1.3)**	11.1
Retained earnings	36	**1,641.6**	1,426.5
Total equity attributable to equity shareholders		**2,174.8**	1,575.6
Non shareholders' funds			
Reserve capital instruments	32	**299.3**	299.3
Subordinated notes	33	**736.5**	736.5
Total non shareholders' funds		**1,035.8**	1,035.8
Total equity		**3,210.6**	2,611.4
Total equity and liabilities		**101,010.6**	82,708.5

The notes on pages 67 to 102 form an integral part of these accounts.

Approved by the Board on 27 February 2007 and signed on its behalf by:

Dr M W Ridley
Chairman

A J Applegarth
Chief Executive

D A Jones
Group Finance Director

COMPANY BALANCE SHEET
At 31 December 2006

	Note	2006	2005
Assets		**£m**	£m
Cash and balances with central banks	15	**956.0**	69.2
Derivative financial instruments	16	**791.2**	769.9
Loans and advances to banks	17	**5,206.8**	4,628.7
Loans and advances to customers	18	**87,302.7**	70,648.7
Fair value adjustments of portfolio hedging		**(323.4)**	163.8
Investment securities	21	**6,399.9**	5,099.4
Shares in Group undertakings	22	**85.0**	118.5
Intangible assets	23	**59.7**	47.5
Property, plant and equipment	24	**185.4**	168.3
Deferred income tax asset	25	**89.5**	93.0
Other assets		**133.9**	98.1
Prepayments and accrued income		**211.2**	185.4
Total assets		**101,097.9**	82,090.5
Liabilities			
Deposits by banks	26	**4,281.5**	3,541.0
Customer accounts	27	**66,614.0**	52,880.5
Derivative financial instruments	16	**1,059.9**	400.5
Debt securities in issue			
Covered bonds	20	**6,201.8**	3,830.4
Other	28	**17,866.8**	17,147.8
Other liabilities		**236.1**	158.4
Current taxation liabilities		**73.5**	42.0
Accruals and deferred income	29	**683.8**	545.3
Retirement benefit obligations	7	**21.7**	54.4
Subordinated liabilities	30	**762.4**	785.3
Tier one notes	31	**209.4**	223.9
		98,010.9	79,609.5
Equity			
Shareholders' funds			
Called up share capital			
Ordinary	34	**123.9**	123.9
Preference	34	**0.1**	-
Share premium account			
Ordinary	35	**6.8**	6.8
Preference	35	**396.4**	-
Capital redemption reserve	35	**7.3**	7.3
Other reserves	35	**(2.3)**	(7.0)
Retained earnings	36	**1,519.0**	1,314.2
Total equity attributable to equity shareholders		**2,051.2**	1,445.2
Non shareholders' funds			
Reserve capital instruments	32	**299.3**	299.3
Subordinated notes	33	**736.5**	736.5
Total non shareholders' funds		**1,035.8**	1,035.8
Total equity		**3,087.0**	2,481.0
Total equity and liabilities		**101,097.9**	82,090.5

The notes on pages 67 to 102 form an integral part of these accounts.

Approved by the Board on 27 February 2007 and signed on its behalf by:

Dr M W Ridley
Chairman

A J Applegarth
Chief Executive

D A Jones
Group Finance Director

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve	35	–	–	–	(38.1)	–	(38.1)	–	(38.1)
Actuarial gains and losses	36	–	–	–	–	(16.5)	(16.5)	–	(16.5)
Tax effects of the above		–	–	–	10.8	4.9	15.7	–	15.7
Total of items recognised directly in equity		–	–	–	**(27.3)**	**(11.6)**	**(38.9)**	–	**(38.9)**
Profit for the year		–	–	–	–	394.5	394.5	48.5	443.0
Total recognised income and expense for the year		–	–	–	**(27.3)**	**382.9**	**355.6**	**48.5**	**404.1**
Note – reconciliation of movements in equity									
Total – as above		–	–	–	**(27.3)**	**382.9**	**355.6**	**48.5**	**404.1**
Issue of preference shares		0.1	396.4	–	–	–	396.5	–	396.5
Dividends	13	–	–	–	–	(132.3)	(132.3)	–	(132.3)
Appropriations		–	–	–	–	–	–	(48.5)	(48.5)
Movement in own shares	36	–	–	–	–	(20.6)	(20.6)	–	(20.6)
Reclassification of other reserves		–	–	–	14.9	(14.9)	–	–	–
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426.5	1,575.6	1,035.8	2,611.4
Balance at 31 December 2006		**124.0**	**403.2**	**7.3**	**(1.3)**	**1,641.6**	**2,174.8**	**1,035.8**	**3,210.6**

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve		–	–	–	(2.2)	–	(2.2)	–	(2.2)
Net change in cash flow hedges		–	–	–	(12.5)	–	(12.5)	–	(12.5)
Actuarial gains and losses		–	–	–	(18.5)	–	(18.5)	–	(18.5)
Tax effects of the above		–	–	–	10.5	–	10.5	–	10.5
Total of items recognised directly in equity		**–**	**–**	**–**	**(22.7)**	**–**	**(22.7)**	**–**	**(22.7)**
Profit for the year		–	–	–	–	300.7	300.7	48.6	349.3
Total recognised income and expense for the year		**–**	**–**	**–**	**(22.7)**	**300.7**	**278.0**	**48.6**	**326.6**
Adoption of IAS 32 and IAS 39 – fair value adjustments	42	–	–	–	35.8	(179.7)	(143.9)	–	(143.9)
Total		**–**	**–**	**–**	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Note – reconciliation of movements in equity									
Total – as above		**–**	**–**	**–**	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Adoption of IAS 32 and IAS 39 – debt/equity reclassifications	42	–	–	–	–	–	–	1,035.8	1,035.8
Dividends	13	–	–	–	–	(113.8)	(113.8)	–	(113.8)
Appropriations		–	–	–	–	–	–	(48.6)	(48.6)
Movement in own shares	36	–	–	–	–	17.7	17.7	–	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.6	1,537.6	–	1,537.6
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**11.1**	**1,426.5**	**1,575.6**	**1,035.8**	**2,611.4**

COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve	35	–	–	–	(14.6)	–	(14.6)	–	(14.6)
Actuarial gains and losses	36	–	–	–	–	(16.5)	(16.5)	–	(16.5)
Tax effects of the above		–	–	–	4.4	4.9	9.3	–	9.3
Total of items recognised directly in equity		–	–	–	**(10.2)**	**(11.6)**	**(21.8)**	–	**(21.8)**
Profit for the year		–	–	–	–	384.2	384.2	48.5	432.7
Total recognised income and expense for the year		–	–	–	**(10.2)**	**372.6**	**362.4**	**48.5**	**410.9**
Note – reconciliation of movements in equity									
Total – as above		–	–	–	**(10.2)**	**372.6**	**362.4**	**48.5**	**410.9**
Issue of preference shares		0.1	396.4	–	–	–	396.5	–	396.5
Dividends	13	–	–	–	–	(132.3)	(132.3)	–	(132.3)
Appropriations		–	–	–	–	–	–	(48.5)	(48.5)
Movement in own shares	36	–	–	–	–	(20.6)	(20.6)	–	(20.6)
Reclassification of other reserves		–	–	–	14.9	(14.9)	–	–	–
Balance at 31 December 2005		123.9	6.8	7.3	(7.0)	1,314.2	1,445.2	1,035.8	2,481.0
Balance at 31 December 2006		**124.0**	**403.2**	**7.3**	**(2.3)**	**1,519.0**	**2,051.2**	**1,035.8**	**3,087.0**

COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve		–	–	–	(21.1)	–	(21.1)	–	(21.1)
Net change in cash flow hedges		–	–	–	(12.5)	–	(12.5)	–	(12.5)
Actuarial gains and losses		–	–	–	(18.5)	–	(18.5)	–	(18.5)
Tax effects of the above		–	–	–	15.7	–	15.7	–	15.7
Total of items recognised directly in equity		–	–	–	**(36.4)**	–	**(36.4)**	–	**(36.4)**
Profit for the year		–	–	–	–	346.2	346.2	48.6	394.8
Total recognised income and expense for the year					**(36.4)**	**346.2**	**309.8**	**48.6**	**358.4**
Adoption of IAS 32 and IAS 39 – fair value adjustments		–	–	–	31.4	(176.5)	(145.1)	–	(145.1)
Total		–	–	–	**(5.0)**	**169.7**	**164.7**	**48.6**	**213.3**
Note – reconciliation of movements in equity									
Total – as above		–	–	–	**(5.0)**	**169.7**	**164.7**	**48.6**	**213.3**
Adoption of IAS 32 and IAS 39 – debt/equity reclassifications		–	–	–	–	–	–	1,035.8	1,035.8
Dividends	13	–	–	–	–	(113.9)	(113.9)	–	(113.9)
Appropriations		–	–	–	–	–	–	(48.6)	(48.6)
Movement in own shares	36	–	–	–	–	17.7	17.7	–	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,240.7	1,376.7	–	1,376.7
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**(7.0)**	**1,314.2**	**1,445.2**	**1,035.8**	**2,481.0**

CONSOLIDATED CASHFLOW STATEMENT

	2006	2005
Net cash inflow from operating activities	**£m**	£m
Profit before taxation	**626.7**	494.2
Adjusted for:		
Depreciation and amortisation	**30.3**	23.3
Impairment losses on loans and advances to customers	**81.2**	56.6
Income taxes paid	**(114.2)**	(109.8)
Other non cash movements	**185.0**	(303.9)
Net cash inflow from operating profits before changes in operating assets and liabilities	**809.0**	160.4
Changes in operating assets and liabilities		
Net increase in deposits held for regulatory or monetary control purposes	**(22.6)**	(2.0)
Net increase in loans and advances	**(17,005.0)**	(14,540.4)
Net decrease/(increase) in derivative financial instruments receivable	**578.5**	(1,449.8)
Net (increase)/decrease in other assets	**(40.5)**	571.3
Net increase in debt securities in issue	**12,455.5**	13,270.4
Net increase in deposits from other banks	**599.4**	335.2
Net increase in amounts due to customers	**3,195.2**	3,286.7
Net increase in derivative financial instruments payable	**1,546.4**	846.1
Net increase/(decrease) in other liabilities	**28.8**	(36.0)
Net increase in accruals and deferred income	**213.4**	49.7
Net cash inflow from operating activities	**2,358.1**	2,491.6
Net cash outflow from investing activities		
Net investment in intangible assets and property, plant and equipment	**(59.0)**	(38.5)
Purchase of securities	**(3,605.1)**	(6,465.0)
Proceeds from sale and redemption of securities	**2,157.7**	6,108.4
	(1,506.4)	(395.1)
Net cash inflow/(outflow) from financing activities		
Issue of preference shares	**396.5**	-
Equity dividends paid	**(132.3)**	(113.8)
Appropriations (including tax of £20.8 million, 2005 £20.8 million)	**(69.3)**	(69.4)
	194.9	(183.2)
Net increase in cash and cash equivalents	**1,046.6**	1,913.3
Opening cash and cash equivalents	**5,271.1**	3,357.8
Closing cash and cash equivalents	**6,317.7**	5,271.1

COMPANY CASHFLOW STATEMENT

	2006	2005
Net cash inflow from operating activities	**£m**	£m
Profit before taxation	**614.1**	553.5
Adjusted for:		
Depreciation and amortisation	**29.7**	21.0
Impairment losses on loans and advances to customers	**81.0**	58.3
Income taxes paid	**(112.0)**	(109.2)
Other non cash movements	**254.5**	(711.1)
Net cash inflow/(outflow) from operating profits before changes in operating assets and liabilities	**867.3**	(187.5)
Changes in operating assets and liabilities		
Net increase in deposits held for regulatory or monetary control purposes	**(22.6)**	(2.0)
Net increase in loans and advances	**(17,049.8)**	(14,769.5)
Net increase in derivative financial instruments receivable	**(21.3)**	(769.9)
Net (increase)/decrease in other assets	**(28.1)**	829.3
Net increase in debt securities in issue	**3,340.0**	4,203.9
Net increase in deposits from other banks	**740.6**	473.4
Net increase in amounts due to customers	**13,733.7**	11,946.7
Net increase in derivative financial instruments payable	**659.4**	400.5
Net increase in other liabilities	**77.7**	49.1
Net increase in accruals and deferred income	**138.5**	0.4
Net cash inflow from operating activities	**2,435.4**	2,174.4
Net cash outflow from investing activities		
Net investment in intangible assets and property, plant and equipment	**(59.0)**	(54.1)
Purchase of securities	**(3,504.1)**	(6,364.0)
Proceeds from sale and redemption of securities	**2,010.0**	5,985.2
	(1,553.1)	(432.9)
Net cash inflow/(outflow) from financing activities		
Issue of preference shares	**396.5**	-
Equity dividends paid	**(132.3)**	(113.9)
Appropriations (including tax of £20.8 million, 2005 £20.8 million)	**(69.3)**	(69.4)
	194.9	(183.3)
Net increase in cash and cash equivalents	**1,077.2**	1,558.2
Opening cash and cash equivalents	**4,826.0**	3,267.8
Closing cash and cash equivalents	**5,903.2**	4,826.0

1. Principal accounting policies

a) Accounting convention

These financial statements have been prepared in accordance with EU endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, financial assets and liabilities held at fair value. A summary of the more important group accounting policies is set out below. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The Directors consider the business to comprise one operating and geographical segment due to the similarity of risks faced within its UK based residential, commercial and unsecured lending portfolios.

b) Basis of consolidation

The financial information of the Group incorporates the assets, liabilities, and results of Northern Rock plc and its subsidiary undertakings (including Special Purpose Entities). Entities are regarded as subsidiaries where the Group has the power to govern financial and operating policies so as to obtain benefits from their activities. Inter-company transactions and balances are eliminated upon consolidation.

The purchase method of accounting is used to account for the purchase of subsidiaries which are held at cost.

c) Interest income and expense

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

d) Fees and commissions

Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related incremental direct costs) and recognised as an adjustment to the effective interest rate on the loan. Insurance commissions are recognised in the period in which they are earned.

e) Financial instruments

Financial assets can be classified in the following categories: loans and receivables, available for sale, held to maturity or financial assets at fair value through profit and loss. Management determines the classification of its investments at initial recognition. The Group measures all of its financial liabilities at amortised cost, other than those instruments which have been designated as part of a hedging relationship (see below). All regular way trades are accounted for on a trade date basis.

i) Loans and receivables and financial liabilities at amortised cost

The Group's loans and advances to banks and customers are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, whose recoverability is based solely on the credit risk of the customer and where the Group has no intention of trading the loan. Both loans and receivables and financial liabilities are initially recognised at fair value including direct and incremental transaction costs. Subsequent recognition is at amortised cost using the effective interest method.

ii) Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, principally but not exclusively investment securities intended to be held for an indefinite period of time which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at fair value, with changes in fair value being recognised in equity except for impairment losses and translation differences, which are recognised in the income statement. Upon derecognition of the asset, or where there is objective evidence that the investment security is impaired, the cumulative gains and losses recognised in equity are removed from equity and recycled to the income statement.

iii) Held to maturity financial assets

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments that the Group has the ability and intention to hold to maturity. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at amortised cost using the effective interest method. No financial assets were classified as held to maturity during either 2005 or 2006.

iv) Financial assets at fair value through profit or loss

A financial asset is classified in this category if it is so designated by management on initial recognition. Derivatives are held at fair value through profit or loss unless they are designated as cash flow hedges. The assets are initially measured at fair value, with transaction costs taken directly to the income statement. Subsequent measurement is at fair value, with changes in fair value included directly in the income statement.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

f) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

g) Derivative financial instruments and hedge accounting

The Group undertakes transactions in derivative financial instruments, which include cross currency swaps, interest rate swaps, equity swaps, interest rate caps, forward rate agreements, options, foreign exchange contracts and similar instruments, for non-trading purposes.

The Group's derivative activities are entered into for the purpose of matching or eliminating risk from potential movements in interest and foreign exchange rates inherent in the Group's assets, liabilities and positions. All derivative transactions are for economic hedging purposes and so it is therefore decided at the outset which position the derivative will be hedging. Derivatives are reviewed regularly for their effectiveness as hedges and corrective action taken, if appropriate. Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted market prices in active markets and where these are not available from valuation techniques including discounted cash flow models and option pricing models. Where derivatives are not designated as part of a hedging relationship, changes in fair value are recorded in the income statement. Where derivatives are designated within hedging relationships, the treatment of the fair value changes depends on the nature of the hedging relationship as explained below.

Hedge accounting is used for derivatives designated in this way provided certain criteria are met. The Group documents at inception of the hedge relationship the link between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment both at hedge inception and on an ongoing basis of whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of hedged items.

i) Cash flow hedges
A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the income statement in the periods when the hedged item will affect profit and loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the income statement. No cash flow hedging relationships were designated during either 2005 or 2006.

ii) Fair value hedges
A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the income statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the income statement.

iii) Embedded derivatives
Certain derivatives are embedded within other non-derivative host instruments to create a hybrid instrument. Where the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risk of the host instrument, and where the hybrid instrument is not measured at fair value, the Group separates the embedded derivative from the host instrument and measures it at fair value with the changes in fair value recognised in the income statement.

h) Sale and repurchase agreements
Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as assets pledged when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell, ('reverse repos'), are recorded as loans and advances to banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

i) Impairment losses
The Group assesses its financial assets or groups of financial assets for objective evidence of impairment at each balance sheet date. An impairment loss is recognised if, and only if, there is a loss event (or events) that has occurred after initial recognition and before the balance sheet date and has a reliably measurable impact on the estimated future cash flows of the financial assets or groups of financial assets.

i) Assets held at amortised cost

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;

b) a breach of contract, such as a default or delinquency in interest or principal repayments;

c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d) it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e) the disappearance of an active market for that financial asset because of financial difficulties; or

f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

i. adverse changes in the payment status of borrowers in the portfolio;

ii. national or local economic conditions that correlate with defaults on the assets in the portfolio.

If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an impairment allowance and the amount of the loss is recognised in the income statement. In future periods the unwind of the discount is recognised within interest income.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the customer's credit rating), the previously recognised impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognised in the income statement.

ii) Available for sale financial assets

For available for sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets are impaired. The amount of the loss is measured as the difference between the asset's acquisition cost less principal repayments and amortisation and the current fair value. The rate used to discount the cash flows is the original effective rate on the available for sale financial asset. The amount of the impairment loss is recognised in the income statement. This includes cumulative gains and losses previously recognised in equity which are recycled from equity to the income statement.

j) Derecognition of financial assets and liabilities

Derecognition is the point at which the Group removes an asset or liability from its balance sheet. The Group's policy is to derecognise financial assets only when the contractual right to the cash flows from the financial asset expires. The Group also derecognises financial assets that it transfers to another party provided the transfer of the asset also transfers the right to receive the cash flows of the financial asset. Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but it does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

k) Securitisation transactions

Certain Group companies have issued debt securities in order to finance specific loans and advances to customers. Both the debt securities in issue and the loans and advances to customers remain on the Group balance sheet within the appropriate balance sheet headings unless:

i) a fully proportional share of all or of specifically identified cash flows have been transferred to the holders of the debt securities, in which case that proportion of the assets are derecognised;

ii) substantially all the risks and rewards associated with the assets have been transferred, in which case the assets are fully derecognised; or

iii) if a significant proportion of the risks and rewards have been transferred, the assets are recognised only to the extent of the Group's continuing involvement.

l) Debt and equity securities in issue

Issued securities are classified as liabilities where the contractual arrangements result in the Group having an obligation to deliver either cash or another financial asset to the security holder, or to exchange financial instruments under conditions that are potentially unfavourable to the Group. Issued securities are classified as equity where they meet the definition of equity and confer a residual interest in the Group's assets on the holder of the securities.

Financial liabilities are carried at amortised cost using the effective interest rate (see "interest income and expense"). Equity instruments are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Appropriations to holders of equity securities are deducted from equity, net of any related income tax, as they become irrevocably due to the holders of the securities.

m) Foreign currency translation

The Group's financial statements are presented in sterling, which is the functional currency of the parent company. Items included in the financial statements of each of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the restatement and settlement of such transactions are recognised in the income statement. Non-monetary items measured at amortised cost and denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are translated at the exchange rate at the date of valuation. Where these are held at fair value through profit and loss, exchange differences are reported as part of the fair value gain or loss.

n) Share-based payments

Share-based payments are accounted for on a fair value basis. The Group measures the fair value of the Long Term Incentive Plan ("LTIP") using a Monte Carlo simulation model and the fair value of the Save-As-You-Earn scheme and all other share based payment schemes using a Black-Scholes option pricing model. The fair value is calculated at grant date and is recognised in the income statement over the relevant vesting period and adjusted for forfeitures, with the number of shares expected to be forfeited estimated at each balance sheet date prior to the vesting date. The impact of any revisions to estimates is reflected in the income statement, with the corresponding adjustment recognised in equity. The only exception is where the share-based payment has vesting outcomes attached to market based performance conditions such as in the case of the LTIPs. Under these circumstances, the Monte Carlo simulation model takes into account these market based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest in the event that these performance conditions are not met.

In accordance with the transitional provisions of IFRS – 2 Share-based Payment, the Group has only applied the requirements of the standard to equity settled share-based payments granted after 7 November 2002.

o) Intangible assets

i) Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of the assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, having been tested for impairment at 31 December 2003.

ii) Computer software

Costs incurred in acquiring and developing computer software for internal use are capitalised as intangible assets where the software leads to the creation of an identifiable non-monetary asset and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group from its use for a period of over one year. The software is classified as an intangible asset where it is not an integral part of the related hardware and amortised over its estimated useful life which is generally 3 to 5 years.

Costs associated with maintaining software are expensed as they are incurred.

p) Cash and cash equivalents

For the purposes of the cashflow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including cash and non-restricted balances with central banks.

1. Principal accounting policies (continued)

q) Taxation

Income tax payable on taxable profits ('current tax') based on the applicable tax law in each jurisdiction is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowances is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.

However deferred tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the tax profit nor the accounting profit.

Deferred tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred and current tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred or current tax is also dealt with in equity.

Deferred and current tax assets and liabilities are only offset when they arise in the same reporting tax group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

r) Pensions and employee benefits

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted out, defined benefit section of the scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the defined contribution section of the scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

A full actuarial valuation of the Group's defined benefit section of the scheme is undertaken every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries. For the purpose of these annual updates, scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. Liabilities in the defined benefit section of the scheme are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The resulting net surplus or deficit is included in the Group's balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the scheme.

The Group's income statement includes the current service cost of providing pension benefits, the expected return on the scheme's assets, net of administration costs, and the interest cost on the scheme's liabilities. Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately through the Statement of Recognised Income and Expense.

Past service costs are recognised immediately in the income statement, unless the changes to the Scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight line basis over the average vesting period.

For defined contribution plans, the Company has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

s) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and provision for impairment, as appropriate. Additions and subsequent expenditure are included in the asset's carrying value or are recognised as a separate asset only when they improve the expected future economic benefits to be derived from the asset. All other repairs and maintenance are charged to the income statement in the period in which they are incurred.

Depreciation is provided using the straight line method to allocate costs less residual values over estimated useful lives, as follows:

Freehold property	100 years
Leasehold property	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
- plant	30 years
- furniture	10 years
- other	5 years
Computer equipment	
- PCs	3 years
- other	5 years
Motor vehicles	4 years

Assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the cost of freehold land can be identified separately from buildings, the land value is not depreciated. Fixed assets are subject to impairment testing, if deemed appropriate.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of property, plant and equipment. The costs of financing assets in the course of construction are not included in the costs of the assets.

t) Leases

Operating lease payments are charged to the income statement on a straight line basis unless a different systematic basis is more appropriate. Where an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor in compensation is charged to the income statement in the period in which termination is made.

u) Share capital

i) Share issue costs
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

ii) Dividends on shares
Dividends on shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid.

1. Principal accounting policies (continued)

iii) Treasury shares

Where any Group company purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

(v) Amendments to published standards and interpretations effective 1 January 2006

The application of the amendments and interpretations listed below did not result in substantial changes to the Group's accounting policies:

IAS 19 amendment – Actuarial Gains and Losses, Group Plans and Disclosures (adopted early on 1 January 2005)

IAS 21 amendment – Net Investment in a Foreign Operation

IAS 39 amendment – Cash Flow Hedge Accounting of Forecast Intragroup Transactions

IAS 39 amendment – The Fair Value Option

IAS 39 and IFRS 4 amendment – Financial Guarantee Contracts

IFRIC 4, Determining Whether an Arrangement Contains a Lease

IFRIC 6, Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

IAS 19 amendment introduced the option to recognise all actuarial gains and losses immediately in the Statement of Recognised Income and Expense, and also introduced new disclosure requirements. The Group has chosen to take the option introduced by this amendment.

IAS 39 amendment – The Fair Value Option introduced specific criteria for the adoption of the fair value option. The Group has chosen to designate certain assets as held at fair value under this option during 2006.

(w) Early adoption of standards

The Group has not early adopted any standards or interpretations during 2006.

(x) Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are relevant and mandatory for the Group's accounting periods beginning on or after 1 January 2007 but which the Group has not adopted early, as follows:

i) IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures

IFRS 7 amends disclosures relating to financial instruments and requires the disclosure of qualitative and quantitative information relating to exposure to risks arising from financial instruments, including specified disclosures about credit risk, market risk and liquidity risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces disclosures about the level of an entity's capital, and how it manages it. The Group is currently assessing the impact on disclosures that the introduction of this standard will have.

ii) IFRIC 8, Scope of IFRS 2 (effective for accounting periods commencing on or after 1 May 2006)

iii) IFRIC 9, Reassessment of Embedded Derivatives (effective for accounting periods commencing on or after 1 June 2006)

The Group believes that the application of these interpretations will have no material impact on the financial statements in the period of initial application.

2. Critical accounting estimates

a) Impairment losses on loans and advances

Individual impairment losses on loans and advances are calculated based on an individual valuation of the underlying asset. Collective impairment losses on loans and advances are calculated using a statistical model. The key assumptions used in the model are the probability of any account going into default in the next twelve months, the loss incurred in the event of possession or write off, the roll rates of borrowers moving from lower levels of arrears to serious arrears and possession or write off, and the time period from the date of the event causing the loss to the date of realisation of the property or write off. The probability of accounts going into default is based on application and behavioural scorecards, which are regularly recalibrated to take account of current circumstances. These key assumptions are based on observed data from historical patterns from lending over previous years and are updated regularly based on new data as it becomes available. In addition, management considers how appropriate past trends and patterns might be in the current economic situation and makes any adjustments that it believes to be necessary to reflect current conditions. The accuracy of the impairment calculation would therefore be affected by unexpected changes to the economic situation, inaccuracies within the models used compared to actual outcomes and assumptions which differ from actual outcomes. To the extent that the loss given default differs by +/– 10%, the impairment allowance would be an estimated £9.4m higher (2005 £12.1m) or £10.1m lower (2005 £12.0m) respectively.

b) Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of instruments carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgement and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used compared to actual outcomes and incorrect assumptions. For example, if management were to use a tightening in the credit spread of 10 basis points, the fair values of liabilities and derivatives would increase from the reported fair values by £97.2m (2005 £83.8m).

c) Average life of secured lending

IAS 39 requires interest earned from mortgage lending to be measured under the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

Management must therefore use judgement to estimate the expected life of each instrument and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behaviour, inaccuracies in the models used compared to actual outcomes and incorrect assumptions. If the estimated average life of secured loans were increased or reduced by one month, the value of such loans on the balance sheet would be increased or decreased by £12.5m (2005 £9.7m) and £13.1m (2005 £10.4m) respectively.

2. Critical accounting estimates (continued)

d) Pension benefits

The present value of the pensions obligations is dependent upon an actuarial calculation which includes a number of assumptions. These assumptions include the discount rate, which is used to determine the present value of the estimated future cash outflows that will be required to meet the pension obligation. In determining the appropriate discount rate to use, the Group considers market yields of high quality corporate bonds denominated in sterling that have terms to maturity approximating the terms of the pension liability. Were this discount rate to reduce by 0.1% or increase by 0.1% from the current management estimate, the carrying value of the pension obligations would be an estimated £8.7m higher (2005 £6.6m) or £8.5m lower (2005 £6.6m) respectively.

Other key assumptions for pensions benefits including mortality tables are based in part upon current market conditions. Additional information is included in note 7.

3. Interest and similar income

	2006 £m	2005 £m
On secured advances	**3,980.9**	3,220.2
On other lending	**416.4**	337.0
On investment securities and deposits	**575.0**	499.5
	4,972.3	4,056.7

Interest accrued on individually impaired assets was £2.1m (2005 £1.0m).

4. Interest expense and similar charges

	2006 £m	2005 £m
On retail customer accounts	**960.7**	841.7
On other deposit accounts	**273.3**	200.4
On debt securities in issue	**2,826.4**	2,198.3
On subordinated liabilities	**53.4**	53.7
On tier one notes	**13.4**	14.0
Other	**(4.0)**	(3.7)
	4,123.2	3,304.4

5. Administrative expenses

	2006 £m	2005 £m
Wages and salaries	**144.2**	121.9
Social security costs	**12.9**	10.6
Other pension costs	**4.9**	12.0
Total staff costs	**162.0**	144.5
Other administrative expenses	**85.2**	81.6
	247.2	226.1
Other administrative expenses include:		
Hire of equipment	**4.4**	5.3
Property rentals	**4.5**	3.6
Remuneration of auditors (see below)	**1.8**	2.5

The average number of persons employed by the Group and Company was as follows:

	2006	2005
Full time	**4,811**	4,569
Part time	**1,125**	1,210

Services provided by the Group's auditor and network firms

During the year the Group obtained the following services from the Group's auditor, as detailed below:

	2006 £m	2005 £m
Audit services:		
Fees payable to Company auditor for the audit of parent Company and consolidated accounts	**0.5**	1.0
Non audit services:		
Fees payable to Company auditor and its associates for other services		
– The audit of Company's subsidiaries pursuant to legislation	**0.3**	0.4
– Other services pursuant to legislation	**0.3**	0.3
– Other assurance services	**0.7**	0.8
	1.8	2.5

Other assurance services comprise services provided in respect of securitisation transactions and the raising of wholesale funding. No other non-audit services were provided.

6. Share based payment

Summary of schemes

Northern Rock grants share options to executive officers and employees under the following schemes:

- Employee Share Option Scheme
- Employee Sharesave Scheme

Equity instruments other than options have been granted under the following schemes:

- Share Incentive Plan
- Long Term Incentive Plan
- Share Matching Scheme
- Deferred Share Scheme

Further details of each scheme are given below.

Share Option Schemes

Employee Share Option Scheme

The Employee Share Option Scheme is an incentive scheme established in 1998 under which eligible employees may be granted share options. In accordance with the scheme, options are granted at an exercise price equivalent to market price on the grant date with a vesting period of 3 years. Upon vesting, options may be exercised up to ten years from the grant date.

An initial grant of options was made in 1998, and further grants have been made in 2002, 2005 and 2006.

Employee Sharesave Scheme

Qualifying employees may participate in the Employee Sharesave Schemes which are HM Revenue & Customs approved Save As You Earn ("SAYE") option schemes. Under these schemes, employees may contribute a portion of their monthly salary, up to a specified maximum amount, and at the expiry of a fixed term have the option to use the savings to acquire shares in Northern Rock plc. The fixed terms outlined in the schemes for option vesting are three, five and seven years. Options can be exercised up to six months after vesting. Employees who leave the Company prior to the options fully vesting may be able to exercise their options, for up to six months, if they meet certain specified criteria. Options are granted to the employees at a discount from the market price. This was 20% for options granted in 1997 and 2000 and 10% for subsequent grants. The vesting period for the options is equivalent to the fixed terms in accordance with the schemes' rules.

Four Sharesave schemes are currently in operation resulting from options offered to employees during 2000, 2003, 2005 and 2006. Employees can save in any number of the schemes up to an overall specified maximum amount.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in the weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

	Options outstanding at the beginning of the year	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding at the end of the year	Options exercisable at the end of the year
2006							
Employee Sharesave (2006) Scheme	-	664,833	(262)	(30,718)	-	633,853	692
Employee Sharesave (2005) Scheme	772,199	-	(470)	(38,379)	-	733,350	1,909
Employee Sharesave (2003) Scheme	788,010	-	(518,708)	(7,337)	-	261,965	-
Employee Sharesave (2000) Scheme	436,319	-	-	-	-	436,319	837
Employee Share Option (2006) Scheme	-	1,407,500	(3,000)	(111,250)	-	1,293,250	5,250
Employee Share Option (2005) Scheme	4,111,000	-	(27,000)	(267,000)	-	3,817,000	13,000
Employee Share Option (2002) Scheme	686,500	-	(326,100)	(5,000)	-	355,400	355,400
Employee Share Option (1998) Scheme	312,316	-	(134,854)	(7,500)	-	169,962	169,962
2005							
Employee Sharesave (2005) Scheme	-	808,621	(41)	(36,381)	-	772,199	-
Employee Sharesave (2003) Scheme	825,588	-	(4,578)	(33,000)	-	788,010	2,212
Employee Sharesave (2000) Scheme	1,345,521	-	(907,955)	(1,247)	-	436,319	-
Employee Sharesave (1997) Scheme	30,921	-	(30,921)	-	-	-	-
Employee Share Option (2005) Scheme	-	4,463,000	(13,000)	(339,000)	-	4,111,000	1,000
Employee Share Option (2002) Scheme	2,985,000	-	(2,010,500)	(288,000)	-	686,500	686,500
Employee Share Option (1998) Scheme	569,770	-	(232,404)	(25,050)	-	312,316	312,316

All options outstanding at 31 December 2006 under the Employee Sharesave (2006) Scheme, the Employee Sharesave (2005) Scheme, the Employee Sharesave (2003) Scheme, the Employee Sharesave (2000) Scheme, the Employee Share Option (2006) Scheme, the Employee Share Option (2005) Scheme, the Employee Share Option (2002) Scheme and the Employee Share Option (1998) Scheme were granted with an exercise price of £9.74, £7.27, £5.98, £2.15, £11.27, £7.73, £6.41 and £6.18 respectively. The market price of the Company's shares at the grant date for each of these schemes was £11.35, £8.08, £6.40, £3.07, £11.27, £7.73, £6.41 and £6.18 respectively.

6. Share based payment (continued)

Share-based compensation costs relating to these schemes were as follows:

	2006 £m	2005 £m
Employee Sharesave (2006) Scheme	**0.3**	–
Employee Sharesave (2005) Scheme	**0.3**	0.2
Employee Sharesave (2003) Scheme	**0.2**	0.4
Employee Sharesave (2000) Scheme*	**–**	–
Employee Share Option (2006) Scheme	**0.5**	–
Employee Share Option (2005) Scheme	**1.7**	1.4
Employee Share Option (2002) Scheme*	**–**	–
Employee Share Option (1998) Scheme*	**–**	–

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

The fair value of options granted during the year were as follows:

	2006 £m	2005 £m
Employee Sharesave (2006) Scheme		
Three year vesting	**2.33**	–
Five year vesting	**2.98**	–
Employee Share Option (2006) Scheme	**1.95**	–
Employee Sharesave (2005) Scheme		
Three year vesting	**–**	1.73
Five year vesting	**–**	2.17
Employee Share Option (2005) Scheme	**–**	1.54

The fair value of options granted during the year was determined using a Black Scholes valuation model. The significant inputs into the model were share prices at the grant date, exercise prices, and option lives as disclosed above, and volatility and risk free interest rates as follows:

Volatility	2006 %	2005 %
Employee Sharesave (2006) Scheme		
Three year vesting	**19.4**	–
Five year vesting	**25.0**	–
Employee Share Option (2006) Scheme	**19.4 – 27.9**	–
Employee Sharesave (2005) Scheme		
Three year vesting	**–**	25.1
Five year vesting	**–**	28.6
Employee Share Option (2005) Scheme	**–**	25.3 – 29.1

The volatility is based on a statistical analysis of daily share prices over a period equal to the vesting period of each scheme ending on the day before the grant date for each scheme.

Risk free interest rates	2006 %	2005 %
Employee Sharesave (2006) Scheme		
Three year vesting	**4.4**	–
Five year vesting	**4.4**	–
Employee Share Option (2006) Scheme	**4.2 – 4.3**	–
Employee Sharesave (2005) Scheme		
Three year vesting	**–**	4.8
Five year vesting	**–**	4.8
Employee Share Option (2005) Scheme	**–**	4.5 – 4.6

The weighted average remaining contractual life of options outstanding at 31 December 2006 were as follows.

Employee Sharesave (2006) Scheme	3.6 years
Employee Sharesave (2005) Scheme	2.9 years
Employee Sharesave (2003) Scheme	2.7 years
Employee Sharesave (2000) Scheme*	0.8 years
Employee Share Option (2006) Scheme	9.1 years
Employee Share Option (2005) Scheme	8.1 years
Employee Share Option (2002) Scheme*	5.5 years
Employee Share Option (1998) Scheme*	1.4 years

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

6. Share based payment (continued)

Other Equity Instruments

Share Incentive Plan/Approved Profit Sharing Scheme

The Share Incentive Plan ("SIP") was established in 2003 and is available to all employees who have completed a minimum of six months of service. Provided that the Group meets certain performance criteria annually as outlined in the SIP, eligible employees are granted rights to shares in Northern Rock plc for an amount not in excess of 5% of their annual salary, subject to a maximum of £3,000, free from any consideration. The rights to shares vest immediately. The Company subsequently purchases shares to satisfy the shares vested and transfers them to an independent trustee company. Shares are transferred to the employees by the trustee company on the fifth anniversary of the grant date. The SIP was introduced following changes to UK legislation regarding employee share compensation schemes. Prior to this the Company operated an Approved Profit Sharing Scheme ("APSS") for employees. The qualifying conditions for and operation of APSS were the same as for SIP except that shares were transferred to the employees by the trustee company on the third anniversary of the grant date rather than the fifth anniversary. Compensation expense relating to these schemes was £2.2m (2005 £1.8m).

Long Term Incentive Plan

Executive Directors and certain other senior executives are granted rights to shares under the Long Term Incentive Plan ("LTIP"). All details relating to this scheme are included within the Directors' Remuneration Report on page 27.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

Details of rights to shares held by Executive Directors are included within the Directors' Remuneration Report on page 27. Details of all rights held under the scheme are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2006							
LTIP 2006-2008 Scheme	-	619,223	-	(8,255)	-	610,968	-
LTIP 2005-2007 Scheme	669,318	-	-	(9,653)	-	659,665	-
LTIP 2004-2006 Scheme	591,441	-	-	(9,696)	-	581,745	-
LTIP 2003-2005 Scheme	636,966	-	-	(636,966)	-	-	-
2005							
LTIP 2005-2007 Scheme	-	669,318	-	-	-	669,318	-
LTIP 2004-2006 Scheme	591,441	-	-	-	-	591,441	-
LTIP 2003-2005 Scheme	636,966	-	-	-	-	636,966	-
LTIP 2002-2004 Scheme	389,040	-	(282,836)	(106,204)	-	-	-

The fair value of shares granted during the year was determined using a Monte Carlo simulation model. The significant inputs into the model were share prices of £10.15, £7.68 and £7.40 at the grant date in 2006, 2005 and 2004 respectively, exercise price of nil, standard deviation of expected share price returns of 19.9%, 25.3% and 29.0% respectively, option life of 3 years, and the annual risk free interest rate of 4.3%, 4.5% and 4.6% respectively. Correlation of the Company's share price movement with the comparator companies in the FTSE 100 index or FTSE 350 index as appropriate is calculated by reference to the share price of the Company compared to the individual FTSE 100 or 350 companies on a daily basis over the three year period ending on the date before the grant date for each scheme. The volatility is based on a statistical analysis of daily share prices over the three year period ending on the date before the grant date for each scheme. Compensation expense relating to this scheme in 2006 was £2.7m (2005 £2.3m).

Share Matching Schemes

The Company operates two Share Matching Schemes which entitle certain employees to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. The first scheme applies to Executive Directors and other senior executives (Share Matching Scheme 1). The Company grants the employee one additional share for every share purchased. Rights to these shares vest over 3 years from the grant date. The Company has purchased or will purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense relating to this scheme in 2006 was £4.1m (2005 £3.1m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 25.

The second scheme (Share Matching Scheme 2) was introduced during 2001 and applies to other senior management. Under the scheme, employees are entitled to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. For certain senior employees for every one share purchased by the employee, the Company grants the employee the right to one additional share, free from any consideration. For other senior employees for every two shares purchased by the employee, the Company grants the employee the right to one additional share, free from any consideration. Rights to these shares vest over 3 years from the grant date. The Company has purchased or will purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense relating to this scheme in 2006 was £0.4m (2005 £0.3m).

Details of the rights held by employees in Share Matching Schemes are detailed below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2006							
Scheme 1	1,093,382	439,683	(345,859)	(1,626)	-	1,185,580	-
Scheme 2	146,509	73,755	(40,057)	(323)	-	179,884	-
2005							
Scheme 1	909,888	354,346	(170,852)	-	-	1,093,382	-
Scheme 2	130,068	55,112	(36,480)	(2,191)	-	146,509	-

6. Share based payment (continued)

Deferred Share Scheme

Executive Directors or other executives who receive a bonus under the short term cash bonus scheme may, at the absolute discretion of the Remuneration Committee, be granted an award of shares under the Deferred Bonus Plan with a pre-tax value equal to the pre-tax value of their bonus under the short term cash bonus scheme. A participant who is granted an award must normally continue to hold those shares and remain an employee of the Group for a period of three years from the grant date in order to retain the full number of shares so granted to them, although shares will be released earlier in certain "good leaver" circumstances. Compensation expense relating to this scheme in 2006 was £2.8m (2005 £2.2m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 26. Details of all rights held under the Deferred Share Scheme are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2006	760,779	305,597	(262,500)	–	–	803,876	–
2005	632,291	246,430	(117,942)	–	–	760,779	–

The table below sets out the total number of rights granted during each year and the fair value at grant date for the following schemes:

	2006		2005	
	Number of rights granted	**Fair value at grant date (£)**	Number of rights granted	Fair value at grant date (£)
Share Incentive Plan	**201,544**	**11.25**	223,989	8.01
Long Term Incentive Plan	**619,223**	**5.04**	669,318	3.79
Share Matching Scheme 1	**439,683**	**10.15**	354,346	7.73
Share Matching Scheme 2	**73,755**	**11.32**	55,112	8.32
Deferred Share Scheme	**305,597**	**10.15**	246,430	7.73

7. Retirement benefit obligations

The Company operates one main employee benefit scheme ("the Scheme") with both defined benefit and defined contribution sections.

The defined benefit section of the Scheme provides benefits based on final salary for certain employees. The assets of the Scheme are held in a separate trustee-administered fund. Contributions to the defined benefit section are assessed in accordance with the advice of an independent qualified actuary using the projected unit method. The defined benefit section was closed to new entrants in July 1999.

The Company's policy for recognising actuarial gains and losses is to recognise them immediately on the balance sheet through the Statement of Recognised Income and Expense.

The overall costs of the Scheme have been recognised in the Company's accounts in accordance with IAS19.

Summary of assumptions

	2006 %	2005 %
Price inflation	**3.00**	2.75
Rate of increase in salaries	**4.75**	4.50
Rate of increase for pre 6 April 2006 pensions in payment*	**3.35**	3.10
Rate of increase for post 6 April 2006 pensions in payment	**3.00**	n/a
Rate of increase for deferred pensions	**3.00**	2.75
Discount rate	**5.10**	4.75
Expected rate of return on assets	**6.68**	6.30

** in excess of any Guaranteed Minimum Pension (GMP) element*

The most significant non-financial assumption is the assumed rate of longevity. The table below shows the life expectancy assumptions used in the accounting assessments based on the life expectancy of a member aged 60.

Categories of assets

	2006		2005	
	Pensioner	**Non-pensioner**	Pensioner	Non-pensioner
Male	**24.9 years**	**25.8 years**	22.7 years	24.5 years
Female	**27.9 years**	**28.8 years**	25.7 years	27.5 years

7. Retirement benefit obligations (continued)

The expected return on assets has been derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available), and the views of investment organisations.

Categories of assets	**2006**	2005
	%	%
Equities	**53**	50
Bonds	**37**	35
Property	**10**	7
Cash/other	**-**	8
Total	**100**	100

Funded status	**2006**	2005	2004	2003
	£m	£m	£m	£m
Present value of defined benefit obligation	**(350.7)**	(311.0)	(251.4)	(226.1)
Assets at fair value	**329.0**	256.6	198.9	178.8
Defined benefit liability	**(21.7)**	(54.4)	(52.5)	(47.3)

Disclosed pension expense for year:

a) Components of defined benefit pension expense

	2006	2005
	£m	£m
Current service cost	**10.5**	8.9
Interest cost	**14.8**	13.5
Expected return on assets	**(19.1)**	(13.5)
Past service cost	**(4.5)**	-
Total pension expense	**1.7**	8.9

b) Statement of recognised income and expense (SORIE)	**2006**	2005
	£m	£m
Actuarial loss recognised in SORIE	**(16.5)**	(18.5)
Cumulative actuarial losses recognised at 1 January	**(21.3)**	(2.8)
Cumulative actuarial losses recognised at 31 December	**(37.8)**	(21.3)

Movements in present value of defined benefit obligation during the year	**2006**	2005
	£m	£m
Present value of defined benefit obligation at 1 January	**311.0**	251.4
Defined benefit service cost	**10.5**	8.9
Interest cost	**14.8**	13.5
Defined benefit employee contributions	**1.9**	1.8
Scheme amendment	**(4.5)**	-
Actuarial loss	**21.1**	39.4
Defined benefit actual benefit payments	**(4.1)**	(4.0)
Present value of defined benefit obligation at 31 December	**350.7**	311.0

Movements in defined benefit fair value of assets during the year	**2006**	2005
	£m	£m
Fair value of assets at 1 January	**256.6**	198.9
Expected return on assets	**19.1**	13.5
Actuarial gain	**4.6**	20.8
Defined benefit actual company contributions	**50.9**	25.6
Defined benefit employee contributions	**1.9**	1.8
Defined benefit actual benefits paid	**(4.1)**	(4.0)
Fair value of assets at 31 December	**329.0**	256.6

7. Retirement benefit obligations (continued)

Experience gains and losses	2006 £m	2005 £m	2004 £m
Defined benefit obligation	**350.7**	311.0	251.4
Fair value of assets	**329.0**	256.6	198.9
Deficit	**21.7**	54.4	52.5
Experience loss on defined benefit obligation	**21.1**	39.4	7.0
Experience gain on assets	**4.6**	20.8	4.2

Estimated contributions for year ending 31 December 2007	2007 £m
Estimated employer contributions for 2007	**6.4**
Estimated employee contributions for 2007	**2.0**
Estimated total contributions for 2007	**8.4**

Pension costs for the defined contribution section of the Scheme were:

	2006 £m	2005 £m
Total included in staff costs	**3.2**	2.4

8. Impairment losses on loans and advances

	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
2006				
Group				
At 1 January 2006	32.5	4.7	87.1	124.3
Income Statement:				
Increase in allowance during the year net of recoveries	6.4	2.2	72.6	81.2
Amounts written off during the year	(13.8)	–	(69.0)	(82.8)
Discount unwind	1.1	0.5	1.7	3.3
At 31 December 2006	26.2	7.4	92.4	126.0
Company				
At 1 January 2006	32.5	4.7	93.2	130.4
At 31 December 2006	26.2	7.4	92.5	126.1

8. Impairment losses on loans and advances (continued)

	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
2005				
Group				
At 1 January 2005	36.3	12.2	78.4	126.9
Adoption of IAS 39	(1.1)	(0.5)	(1.7)	(3.3)
	35.2	11.7	76.7	123.6
Income Statement:				
Increase in allowance during the year net of recoveries	17.3	2.7	36.6	56.6
Reclassifications	(10.3)	(9.8)	20.1	-
	7.0	(7.1)	56.7	56.6
Amounts written off during the year	(10.8)	(0.4)	(48.0)	(59.2)
Discount unwind	1.1	0.5	1.7	3.3
At 31 December 2005	32.5	4.7	87.1	124.3
Company				
At 1 January 2005	36.3	12.2	82.5	131.0
At 31 December 2005	32.5	4.7	93.2	130.4

9. Net hedge ineffectiveness and other unrealised fair value gains and losses

	2006 £m	2005 £m
Fair value movements (excluding interest accruals) on non-hedging derivatives	**(2,811.8)**	1,675.6
Translation gains and losses on underlying instruments	**2,812.6**	(1,693.7)
	0.8	(18.1)
Net hedge ineffectiveness excluding interest flows on fair value hedges	**14.1**	(38.3)
Net hedge ineffectiveness and other unrealised fair value gains and losses	**14.9**	(56.4)

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency assets and liabilities, wholesale funding recorded at amortised cost, instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which no longer meet the hedge accounting criteria and consequently have been de-designated.

The fair value movements (excluding interest accruals) on such derivatives are separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the retranslation from foreign currency into sterling. The periodic interest cashflow settlements and accruals on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness on fair value hedges represents the difference between changes in the fair value of future cashflows (excluding interest cashflows and accruals) of the hedging derivatives and the changes in the fair value of future cashflows (excluding interest cashflows and accruals) of the underlying hedged items. The periodic interest cashflows and accruals on such derivatives and hedged items are included within interest income or expense as appropriate.

10. Directors' emoluments

Full details of the Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 18 to 29.

11. Income tax expense

	2006 £m	2005 £m
The income tax expense for the year comprises:		
UK corporation tax		
Current tax on profits for the year	**168.5**	134.2
Adjustments in respect of prior years	**1.2**	(6.2)
Total current tax	**169.7**	128.0
Deferred tax (see note 25)	**14.0**	16.9
	183.7	144.9

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the standard rate of UK corporation tax of 30% (2005 30%) as follows:

	2006 £m	2005 £m
Profit before taxation	**626.7**	494.2
Tax calculated at rate of 30% (2005 30%)	**188.0**	148.3
Net non deductible expenses for tax purposes	**0.8**	0.8
Current tax – prior year adjustment	**1.2**	(6.2)
Deferred tax – prior year adjustment	**(6.3)**	2.0
Income tax expense	**183.7**	144.9

As detailed in notes 35 and 36, current and deferred income tax have also been charged direct to equity. The deferred income tax charged/(credited) amounts to £(15.6m) for the Group (2005 £1.8m) and £(9.2m) for the Company (2005 £(3.4m)). The current income tax credit amounts to £(4.3m) for both the Group and the Company (2005 £(13.1m)).

12. Profit attributable to ordinary shareholders

Of the profit attributable to ordinary shareholders, £384.2m (2005 £346.2m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's income statement has not been presented separately.

13. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2006 pence per share	2005 pence per share
2004 final dividend	-	18.0
2005 interim dividend	–	9.4
2005 final dividend	**20.7**	–
2006 interim dividend	**10.9**	-
	31.6	27.4

The proposed final dividend in respect of 2006 amounts to 25.3 pence per share (£104.8m). These Annual Results do not reflect this dividend payable.

	2006 £m	2005 £m
2004 final dividend	-	74.7
2005 interim dividend	–	39.2
2005 final dividend	**86.6**	-
2006 interim dividend	**45.7**	-
Less paid to ESOP trusts	–	(0.1)
	132.3	113.8

14. Earnings per share

Earnings per Ordinary Share of 94.6p (2005 72.5p) have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern Rock plc of £394.5m (2005 £300.7m) by the weighted average number of Ordinary Shares in issue of 416.8m (2005 414.6m).

The weighted average number of Ordinary Shares in issue has been determined after excluding the weighted average number of Ordinary Shares held in trust for employee share schemes of 4.4m (2005 6.6m).

Fully diluted earnings per Ordinary Share of 93.8p (2005 72.0p) have been calculated using the weighted average number of shares in issue together with 3.9m (2005 3.3m) potentially dilutive shares resulting from options granted under employee share schemes.

15. Cash and balances with central banks

	Group and Company 2006 £m	2005 £m
Cash in hand	**11.2**	12.0
Balances with central banks other than mandatory reserve deposits	**865.1**	0.1
Included in cash and cash equivalents	**876.3**	12.1
Mandatory reserve deposits with central banks	**79.7**	57.1
	956.0	69.2

Mandatory reserve deposits with central banks are not available for use in day to day operations.

16. Derivative financial instruments

All derivative financial instruments are held for economic hedging purposes, although not all derivatives are designated as hedging instruments under the terms of IAS 39. The analysis below therefore splits derivatives between those in accounting hedge relationships and those in economic hedge relationships but not in accounting hedge relationships.

Group	**2006** Contract/ notional amount £m	**2006** Fair values Assets £m	**2006** Fair values Liabilities £m	2005 Contract/ notional amount £m	2005 Fair values Assets £m	2005 Fair values Liabilities £m
Derivatives in accounting hedge relationships						
Derivatives designated as fair value hedges						
Interest rate swaps	**45,083.9**	**469.5**	**(20.3)**	37,159.8	134.5	(210.3)
Cross currency interest rate swaps	**7,508.7**	**55.2**	**(188.5)**	4,741.1	239.8	(0.7)
	52,592.6	**524.7**	**(208.8)**	41,900.9	374.3	(211.0)
Derivatives in economic hedging relationships but not in accounting hedge relationships						
Interest rate derivatives						
Interest rate swaps	**13,861.6**	**194.2**	**(9.4)**	11,197.1	141.8	(48.4)
Caps, floors and options	**290.0**	**6.6**	**-**	90.0	6.5	-
Equity index swaps	**134.1**	**32.8**	**-**	197.7	20.0	(0.9)
Embedded derivatives	**133.0**	**-**	**(38.7)**	181.5	-	(30.3)
	14,418.7	**233.6**	**(48.1)**	11,666.3	168.3	(79.6)
Currency derivatives						
Cross currency swaps	**36,571.9**	**107.5**	**(1,941.6)**	26,776.6	855.5	(551.9)
Forward foreign exchange	**7,856.2**	**5.5**	**(194.0)**	4,533.6	51.7	(3.6)
	44,428.1	**113.0**	**(2,135.6)**	31,310.2	907.2	(555.5)
Total derivatives in economic hedging relationships	**58,846.8**	**346.6**	**(2,183.7)**	42,976.5	1,075.5	(635.1)
Total recognised derivative assets/(liabilities)	**111,439.4**	**871.3**	**(2,392.5)**	84,877.4	1,449.8	(846.1)

Company	**2006** Contract/ notional amount £m	**2006** Fair values Assets £m	**2006** Fair values Liabilities £m	2005 Contract/ notional amount £m	2005 Fair values Assets £m	2005 Fair values Liabilities £m
Derivatives in accounting hedge relationships						
Derivatives designated as fair value hedges						
Interest rate swaps	**43,733.0**	**459.3**	**(9.9)**	36,207.5	104.9	(210.3)
Cross currency interest rate swaps	**7,124.6**	**11.8**	**(187.7)**	4,357.0	178.7	(0.5)
	50,857.6	**471.1**	**(197.6)**	40,564.5	283.6	(210.8)

16. Derivative financial instruments (continued)

	2006			2005		
	Contract/ notional amount	**Fair values**		Contract/ notional amount	Fair values	
		Assets	**Liabilities**		Assets	Liabilities
	£m	**£m**	**£m**	£m	£m	£m
Derivatives in economic hedging relationships but not in accounting hedge relationships						
Interest rate derivatives						
Interest rate swaps	**14,237.7**	**200.8**	**(9.7)**	11,175.4	141.8	(47.6)
Caps, floors and options	**290.0**	**6.6**	**-**	90.0	6.5	-
Equity index swaps	**134.1**	**32.8**	**-**	197.7	20.0	(0.9)
Embedded derivatives	**133.0**	**-**	**(38.7)**	181.5	-	(30.3)
	14,794.8	**240.2**	**(48.4)**	11,644.6	168.3	(78.8)
Currency derivatives						
Cross currency swaps	**8,151.8**	**75.9**	**(620.0)**	6,999.1	266.7	(107.8)
Forward foreign exchange	**7,809.8**	**4.0**	**(193.9)**	4,451.0	51.3	(3.1)
	15,961.6	**79.9**	**(813.9)**	11,450.1	318.0	(110.9)
Total derivatives in economic hedging relationships	**30,756.4**	**320.1**	**(862.3)**	23,094.7	486.3	(189.7)
Total recognised derivative assets/(liabilities)	**81,614.0**	**791.2**	**(1,059.9)**	63,659.2	769.9	(400.5)

17. Loans and advances to banks

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Fixed rate	**4,767.0**	4,558.5	**4,727.8**	4,461.5
Variable rate	**854.3**	515.3	**479.0**	167.2
	5,621.3	5,073.8	**5,206.8**	4,628.7

18. Loans and advances to customers

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Advances secured on residential property not subject to securitisation	**30,094.1**	23,900.7	**30,094.0**	23,900.4
Advances secured on residential property subject to securitisation	**47,197.6**	38,356.3	**47,197.6**	38,356.3
Total advances secured on residential property	**77,291.7**	62,257.0	**77,291.6**	62,256.7
Commercial secured advances not subject to securitisation	**1,025.4**	743.5	**1,025.4**	743.5
Commercial secured advances subject to securitisation	**534.5**	779.8	**534.5**	779.8
Total other secured advances	**1,559.9**	1,523.3	**1,559.9**	1,523.3
Unsecured loans not subject to securitisation	**7,277.0**	5,788.6	**7,277.0**	5,788.6
Unsecured investment loans	**556.5**	507.2	**556.5**	507.2
Amounts due from subsidiary undertakings	**-**	-	**617.7**	572.9
	86,685.1	70,076.1	**87,302.7**	70,648.7
Fixed rate	**66,535.8**	49,013.8	**66,535.8**	49,013.8
Variable rate	**20,149.3**	21,062.3	**20,766.9**	21,634.9
	86,685.1	70,076.1	**87,302.7**	70,648.7

19. Securitisation

The Group's results include the results and assets and liabilities of securitisation Special Purpose Entities ("SPEs") on a line by line basis. Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by the SPEs from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation notes in issue at 31 December 2006 are as follows:

Securitisation company	Date of securitisation	Gross assets securitised £m	Notes in issue £m
Residential:			
Granite Mortgages 99-1 plc	1 October 1999	-	-
Granite Mortgages 00-1 plc	1 March 2000	186.1	170.6
Granite Mortgages 00-2 plc	25 September 2000	330.1	265.9
Granite Mortgages 01-1 plc	26 March 2001	559.2	507.9
Granite Mortgages 01-2 plc	28 September 2001	-	-
Granite Mortgages 02-1 plc	20 March 2002	1,207.7	1,123.6
Granite Mortgages 02-2 plc	23 September 2002	1,417.2	1,302.6
Granite Mortgages 03-1 plc	27 January 2003	1,816.7	1,718.8
Granite Mortgages 03-2 plc	21 May 2003	1,224.2	1,129.0
Granite Mortgages 03-3 plc	24 September 2003	1,154.1	1,058.9
Granite Mortgages 04-1 plc	28 January 2004	1,969.8	1,802.5
Granite Mortgages 04-2 plc	26 May 2004	2,199.4	2,044.6
Granite Mortgages 04-3 plc	22 September 2004	2,549.7	2,378.1
Granite Master Issuer plc	26 January 2005	3,426.4	3,254.6
Granite Master Issuer plc	25 May 2005	3,043.8	2,880.1
Granite Master Issuer plc	31 August 2005	515.5	511.1
Granite Master Issuer plc	21 September 2005	3,013.2	2,840.6
Granite Master Issuer plc	25 January 2006	5,289.7	5,048.1
Granite Master Issuer plc	24 May 2006	2,888.7	2,786.1
Granite Master Issuer plc	19 September 2006	5,643.1	5,400.3
Granite Master Issuer plc	29 November 2006	3,369.5	3,206.2
		41,804.1	39,429.6
Retained interest in Granite Finance Trustees Limited		8,453.2	-
Less cash deposits held with Northern Rock plc		(2,857.4)	-
Total residential		47,399.9	39,429.6
Commercial:			
Dolerite Funding No. 1 plc	24 June 2002	86.7	97.0
Retained interest in Dolerite Mortgages Trustee Limited		48.5	-
Dolerite Funding No. 2 plc	18 July 2005	407.3	414.9
Retained interest in Dolerite Mortgages Trustee No. 2 Limited		198.1	-
Less cash deposits held with Northern Rock plc		(40.7)	-
Total commercial		699.9	511.9
Total		48,099.8	39,941.5

Gross assets securitised and notes in issue as presented above reconcile to amounts included in the consolidated balance sheet within loans and advances to customers and debt securities in issue as follows:

	Gross assets securitised £m	Notes in issue £m
Total as above	48,099.8	39,941.5
Less cash deposits with third parties included within loans and advances to banks	(367.7)	
Less accrued interest on loan notes included within accruals and deferred income		(267.1)
Add loan notes issued by Whinstone Limited (see below)		551.3
Total advances subject to securitisation (see note 18)	47,732.1	
Total securitised notes as per consolidated balance sheet		40,225.7

At 31 December 2006 the SPEs had cash deposits with Northern Rock plc amounting to £2,898.1m (31 December 2005 - £2,255.2m). This balance is restricted in use to the repayment of the debt securities issued by the SPEs and other legal obligations.

On 15 November 2005, Northern Rock entered into a financial guarantee contract with Whinstone Limited, a special purpose entity, in respect of £423.0m of the first loss reserve funds held by the Granite securitisation entities repayable to Northern Rock only after repayment of all other liabilities. Whinstone Limited simultaneously issued credit linked notes to the value of £423.0m of which £29.4m were repaid during 2006. The remaining credit linked notes to the value of £393.6m are included within debt securities in issue at year end exchange rates where issued in currencies other than sterling.

19. Securitisation (continued)

On 20 June 2006, Northern Rock entered into a financial guarantee contract with Whinstone 2 Limited, a special purpose entity, in respect of £168.5m of the first loss reserve funds held by the Granite securitisation entities repayable to Northern Rock only after repayment of all other liabilities. Whinstone 2 Limited simultaneously issued credit linked notes to the value of £168.5m which are included within debt securities in issue at year end exchange rates where issued in currencies other than sterling.

In addition to the transactions above, Northern Rock assigned a portfolio of unsecured loans valued at £749.7m to Flint Receivables Trustees Limited on 8 December 2003. Flint Consumer Loans No. 1 Limited purchased an interest amounting to £595.0m in the trust on the same date, funded by the issue of asset backed notes. During 2006, Northern Rock chose to repay the asset backed notes in full and repurchase the remaining loans from the trust.

20. Covered bonds

Included within loans and advances to customers not subject to securitisation are £7,283.1m (2005 £4,686.1m) of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £6,201.8m (2005 £3,830.4m). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

21. Investment securities

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Available for sale securities	**6,510.1**	5,377.1	**6,279.6**	5,099.4
Assets held at fair value through the income statement	**120.3**	–	**120.3**	–
	6,630.4	5,377.1	**6,399.9**	5,099.4

a) Available for sale securities

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
At fair value				
Listed	**5,804.0**	4,576.0	**5,574.5**	4,298.3
Unlisted	**706.1**	801.1	**705.1**	801.1
	6,510.1	5,377.1	**6,279.6**	5,099.4
Fixed rate	**2,525.5**	2,346.8	**2,447.5**	2,238.1
Variable rate	**3,984.6**	3,030.3	**3,832.1**	2,861.3
	6,510.1	5,377.1	**6,279.6**	5,099.4

The movement in available for sale securities was as follows:

	Group	Company
	£m	£m
At 1 January 2006	5,377.1	5,099.4
Additions	7,003.2	6,902.2
Disposals (sales and redemptions)	(5,783.3)	(5,635.6)
Exchange differences	(91.2)	(91.0)
Net gains on changes in fair value	4.3	4.6
At 31 December 2006	6,510.1	6,279.6

Gains of £45.1m (2005 £23.5m) previously recognised in reserves have been transferred to interest and similar income in the Group income statement on derecognition of available for sale securities.

21. Investment securities (continued)

b) Assets held at fair value through the income statement

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
At fair value				
Listed	**120.3**	-	**120.3**	-
Unlisted	**-**	-	**-**	-
	120.3	-	**120.3**	-
Fixed rate	**65.1**	-	**65.1**	-
Variable rate	**55.2**	-	**55.2**	-
	120.3	-	**120.3**	-

The movement in assets held at fair value through the income statement was as follows:

	Group £m	Company £m
At 1 January 2006	-	-
Additions	121.3	121.3
Disposals (sales and redemptions)	-	-
Exchange differences	(1.5)	(1.5)
Net gains on changes in fair value	0.5	0.5
At 31 December 2006	120.3	120.3

22. Shares in group undertakings

	Company £m
Cost:	
At 1 January 2006	122.8
Amounts written off during the year	(37.8)
At 31 December 2006	85.0
Impairments:	
At 1 January 2006	4.3
Amounts written off during the year	(4.3)
At 31 December 2006	-
Net book amount:	
At 31 December 2006	85.0
At 31 December 2005	118.5

The Company's interests in subsidiary undertakings are analysed as follows:

	2006 **£m**	2005 £m
Credit institutions	**50.0**	50.0
Other	**35.0**	68.5
	85.0	118.5

The principal subsidiaries of Northern Rock plc at 31 December 2006 are listed below, all of which operate in their country of incorporation or registration.

22. Shares in group undertakings (continued)

The following subsidiaries are directly held and wholly owned by the Company:

	Nature of business	Country of incorporation
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

The following companies are SPEs established in connection with the Group's securitisation programme (see note 19). Although the Company has no direct or indirect ownership interest in these companies, they are regarded as legal subsidiaries under UK companies legislation.

	Nature of business	Country of incorporation
Granite Mortgages 99-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 00-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 00-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-3 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-3 plc	Issue of securitised notes	England & Wales
Granite Master Issuer plc	Issue of securitised notes	England & Wales
Dolerite Funding No.1 plc	Issue of securitised notes	England & Wales
Dolerite Funding No.2 plc	Issue of securitised notes	England & Wales
Granite Finance Trustees Limited	Holding of interests in securitisations	Jersey
Granite Finance Funding Limited	Holding company	Jersey
Granite Finance Funding No.2 Limited	Holding company	England & Wales
Dolerite Mortgages Trustee Limited	Holding of interests in securitisations	Jersey
Dolerite Mortgages Trustee No. 2 Limited	Holding of interests in securitisations	Jersey
Whinstone Limited	Issue of credit linked notes	Jersey
Whinstone 2 Limited	Issue of credit linked notes	Jersey

The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. A full list of subsidiary undertakings at 31 December 2006 will be annexed to the Company's next Annual Return to be filed at Companies House.

23. Intangible assets

Group	Goodwill £m	Software £m	Total £m
2006			
Cost			
At 1 January 2006	30.7	97.1	127.8
Additions	–	22.4	22.4
At 31 December 2006	30.7	119.5	150.2
Impairment and amortisation			
At 1 January 2006	–	49.6	49.6
Charged in year	–	10.2	10.2
At 31 December 2006	–	59.8	59.8
Net book amount:			
At 31 December 2006	30.7	59.7	90.4

	Goodwill £m	Software £m	Total £m
2005			
Cost			
At 1 January 2005	30.7	75.3	106.0
Additions	–	21.8	21.8
At 31 December 2005	30.7	97.1	127.8
Impairment and amortisation			
At 1 January 2005	–	32.9	32.9
Charged in year	–	16.7	16.7
At 31 December 2005	–	49.6	49.6
Net book amount:			
At 31 December 2005	30.7	47.5	78.2

23. Intangible assets (continued)

Company	Goodwill £m	Software £m	Total £m
2006			
Cost			
At 1 January 2006	–	97.1	97.1
Additions	-	22.4	22.4
At 31 December 2006	–	119.5	119.5
Impairment and amortisation			
At 1 January 2006	–	49.6	49.6
Charged in year	–	10.2	10.2
At 31 December 2006	–	59.8	59.8
Net book amount:			
At 31 December 2006	–	59.7	59.7

	Goodwill £m	Software £m	Total £m
2005			
Cost			
At 1 January 2005	–	75.3	75.3
Additions	–	21.8	21.8
At 31 December 2005	–	97.1	97.1
Impairment and amortisation			
At 1 January 2005	–	32.9	32.9
Charged in year	-	16.7	16.7
At 31 December 2005	–	49.6	49.6
Net book amount:			
At 31 December 2005	–	47.5	47.5

24. Property, plant and equipment

Group 2006	Land and buildings Freehold £m	 Long leasehold £m	 Short leasehold £m	Plant, equipment, fixtures, fittings and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2006	81.6	19.9	6.9	140.5	4.4	253.3
Additions	4.5	–	0.5	17.6	14.3	36.9
Disposals	–	–	–	(0.8)	–	(0.8)
At 31 December 2006	86.1	19.9	7.4	157.3	18.7	289.4
Depreciation						
At 1 January 2006	5.9	1.6	3.3	61.9	–	72.7
Charged in year	0.6	0.3	0.3	19.0	–	20.2
Adjustment arising on disposals	–	–	–	(0.6)	–	(0.6)
At 31 December 2006	6.5	1.9	3.6	80.3	–	92.3
Net book amount:						
At 31 December 2006	79.6	18.0	3.8	77.0	18.7	197.1

2005	Land and buildings Freehold £m	 Long leasehold £m	 Short leasehold £m	Plant, equipment, fixtures, fittings and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2005	77.5	19.9	5.0	105.9	23.1	231.4
Additions	0.2	–	2.3	17.7	6.9	27.1
Transfers	7.7	–	–	17.9	(25.6)	–
Disposals	(3.8)	–	(0.4)	(1.0)	–	(5.2)
At 31 December 2005	81.6	19.9	6.9	140.5	4.4	253.3
Depreciation						
At 1 January 2005	6.0	1.3	3.4	50.2	–	60.9
Charged in year	0.3	0.3	0.2	12.5	–	13.3
Adjustment arising on disposals	(0.4)	–	(0.3)	(0.8)	–	(1.5)
At 31 December 2005	5.9	1.6	3.3	61.9	–	72.7
Net book amount:						
At 31 December 2005	75.7	18.3	3.6	78.6	4.4	180.6

24. Property, plant and equipment (continued)

Company	Land and buildings Freehold	Long leasehold	Short leasehold	Plant, equipment, fixtures, fittings and vehicles	Assets in the course of construction	Total
2006	£m	£m	£m	£m	£m	£m
Cost						
At 1 January 2006	47.1	60.7	6.9	120.1	4.4	239.2
Additions	0.2	7.7	0.5	14.2	14.3	36.9
Disposals	–	–	–	(0.8)	–	(0.8)
At 31 December 2006	47.3	68.4	7.4	133.5	18.7	275.3
Depreciation						
At 1 January 2006	5.0	3.6	3.3	59.0	-	70.9
Charged in year	0.3	1.0	0.3	18.0	–	19.6
Adjustment arising on disposals	-	–	–	(0.6)	–	(0.6)
At 31 December 2006	5.3	4.6	3.6	76.4	-	89.9
Net book amount:						
At 31 December 2006	42.0	63.8	3.8	57.1	18.7	185.4

	Land and buildings Freehold	Long leasehold	Short leasehold	Plant, equipment, fixtures, fittings and vehicles	Assets in the course of construction	Total
2005	£m	£m	£m	£m	£m	£m
Cost						
At 1 January 2005	39.2	50.1	5.0	82.2	21.2	197.7
Additions	0.4	–	2.3	18.7	8.8	30.2
Transfers	11.3	10.6	-	20.2	(25.6)	16.5
Disposals	(3.8)	–	(0.4)	(1.0)	–	(5.2)
At 31 December 2005	47.1	60.7	6.9	120.1	4.4	239.2
Depreciation						
At 1 January 2005	5.2	1.7	3.4	47.1	-	57.4
Charged in year	-	0.9	0.2	11.5	–	12.6
Transfers	0.3	1.0	–	1.2	-	2.5
Adjustment arising on disposals	(0.5)	–	(0.3)	(0.8)	-	(1.6)
At 31 December 2005	5.0	3.6	3.3	59.0	–	70.9
Net book amount:						
At 31 December 2005	42.1	57.1	3.6	61.1	4.4	168.3

25. Deferred income tax asset

The full movement in deferred income tax recoverable was as follows:

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
At 31 December 2005/2004	**57.5**	14.1	**93.0**	65.2
Adoption of IAS 32 and IAS 39	**-**	62.1	-	57.7
At 1 January	**57.5**	76.2	**93.0**	122.9
Income statement charge	**(14.0)**	(16.9)	**(13.1)**	(33.3)
Appropriations charge	**0.4**	-	**0.4**	-
Deferred tax impact charged direct to reserves of				
– net gains from changes in fair value of available for sale securities	**6.5**	(6.0)	**-**	-
– net profits on disposal of available for sale securities transferred to net income	**(0.1)**	0.8	**-**	-
- actuarial losses charged to statement of recognised income and expense	**4.9**	5.6	**4.9**	5.6
– share based payments	**2.8**	(2.2)	**2.8**	(2.2)
Reallocation to current tax				
– available for sale securities	**1.1**	-	**1.1**	-
– hedging reserves	**0.4**	-	**0.4**	-
At 31 December	**59.5**	57.5	**89.5**	93.0

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Deferred income tax assets				
Pensions and other employee benefits	**25.1**	30.0	**25.1**	30.0
Provision for loan impairment	**21.0**	24.3	**21.0**	24.3
Derivatives and financial instruments	**74.4**	86.4	**64.5**	76.4
Other temporary differences	**20.6**	18.6	**20.6**	18.6
	141.1	159.3	**131.2**	149.3
Deferred income tax liabilities				
Excess of capital allowances over depreciation	**12.4**	9.0	**12.3**	8.9
Available for sale securities	**9.0**	9.7	**8.6**	9.7
Derivatives and financial instruments	**3.9**	24.3	**3.9**	24.3
Cashflow hedge	**3.4**	3.8	**3.4**	3.8
Other temporary differences	**52.9**	55.0	**13.5**	9.6
	81.6	101.8	**41.7**	56.3
Net deferred income tax asset	**59.5**	57.5	**89.5**	93.0

The deferred tax charge in the income statement comprises the following temporary differences:

	2006	2005
	£m	£m
Pensions and other employee benefits	**12.7**	0.1
Provision for loan impairment	**2.9**	0.5
Derivatives and financial instruments	**(7.6)**	16.4
Excess of capital allowances over depreciation	**3.4**	(0.3)
Other temporary differences	**2.6**	0.2
	14.0	16.9

Deferred income tax liabilities have not been established for tax that would be payable on the unremitted earnings of the Group's overseas subsidiaries. Unremitted earnings at 31 December 2006 totalled £42.3m (2005 £34.5m).

26. Deposits by banks

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Amounts due to subsidiaries	**-**	-	**2,145.3**	2,004.2
Other deposits	**2,136.2**	1,536.8	**2,136.2**	1,536.8
	2,136.2	1,536.8	**4,281.5**	3,541.0

27. Customer accounts

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Retail funds and deposits	**22,631.0**	20,104.4	**20,537.0**	18,163.1
Amounts due to securitisation special purpose entities	**-**	–	**41,840.4**	31,149.2
Other customer accounts	**4,236.6**	3,568.2	**4,236.6**	3,568.2
	26,867.6	23,672.6	**66,614.0**	52,880.5

As a result of emerging best practice, the deferred purchase consideration owed to the Company by the securitisation special purpose entities of £546.7m (2005 £318.0m) has been reclassified from 'Prepayments and accrued income' to 'Amounts due to securitisation special purpose entities'.

28. Other debt securities in issue

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Bonds and medium term notes	**9,228.4**	9,134.5	**9,228.4**	9,134.5
Other debt securities in issue	**8,638.4**	8,013.3	**8,638.4**	8,013.3
	17,866.8	17,147.8	**17,866.8**	17,147.8

29. Accruals and deferred income

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Accrued interest	**880.3**	666.0	**645.5**	507.2
Deferred income	**1.7**	2.4	**1.8**	1.9
Other accruals	**37.7**	37.9	**36.5**	36.2
	919.7	706.3	**683.8**	545.3

30. Subordinated liabilities

	Group and Company 2006 £m	Group and Company 2005 £m
5.625% Subordinated bonds due 2015	**291.9**	301.5
11.734% Subordinated loan 2016	**26.3**	28.2
5.75% Subordinated bonds due 2017	**244.7**	256.1
$10\frac{3}{8}$% Subordinated bonds due 2018	**50.7**	50.7
$9\frac{3}{8}$% Subordinated bonds due 2021	**148.8**	148.8
	762.4	785.3

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The $10\frac{3}{8}$% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The $9\frac{3}{8}$% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

All subordinated liabilities are denominated in sterling. All are ranked equally between and within issues.

Redemptions of any subordinated liabilities prior to their final maturity date are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

31. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon, only if payment of the coupon would lead to breaches of regulatory capital requirements. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. Deferred coupons can only be satisfied through the issue of Ordinary Shares.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

32. Reserve capital instruments

Reserve capital instruments were issued for a value of £200m in September 2000 and £100m in May 2001 and are undated. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which, at Northern Rock's option, will be achieved either by the payment of cash directly, or by the issue of Ordinary Shares in Northern Rock which, when sold by a trustee in the market, will produce an amount equal to the cash payment. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. Deferred coupons and any interest accruing thereon can only be satisfied through the issue of Ordinary Shares.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital, as defined by the Financial Services Authority. Any excess is allocated to Upper Tier 2 capital.

In accordance with the requirements of IAS 32, reserve capital instruments are classified as non shareholders' equity. Coupons on these notes are treated as appropriations and amounted to £17.6m (2005 £17.6m) after tax credit of £7.6m (2005 £7.6m).

33. Subordinated notes

	Group and Company	
	2006	2005
	£m	£m
12⁷⁄₈% Perpetual subordinated notes	**19.8**	19.8
8% Undated subordinated notes	**62.1**	62.1
6.75% Fixed rate step-up undated subordinated notes	**195.4**	195.4
Floating rate undated subordinated notes	**66.0**	66.0
5.6% Undated subordinated notes	**393.2**	393.2
	736.5	736.5

In accordance with the requirements of IAS 32, undated subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon. Coupons on these notes are treated as appropriations and amounted to £30.9m (2005 £31.0m) after tax credit of £13.2m (2005 £13.2m).

The 12⁷⁄₈% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15 June 2004 and may be subsequently redeemed in the ordinary course of business on coupon dates which fall on 15 March, 15 June, 15 September and 15 December.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US$ LIBOR.

The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30 April 2014.

All subordinated notes, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes are denominated in sterling. All are ranked equally between and within issues and equally with the subordinated liabilities.

Redemptions of any subordinated notes are at the issuer's option only and are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated notes are subordinated to the claims of other creditors.

34. Called up share capital

	2006 Number	2006 £m	2006 €m	2005 Number	2005 £m	2005 €m
Authorised share capital						
Ordinary shares of 25p each	**614.0m**	**153.5**	–	614.0m	153.5	–
Foundation shares of 25p each	**104.5m**	**26.1**	–	104.5m	26.1	–
Preference shares of 25p each	**100.0m**	**25.0**	–	100.0m	25.0	–
Preference shares of 25c each	**100.0m**	–	**25.0**	100.0m	–	25.0
	918.5m	**204.6**	**25.0**	918.5m	204.6	25.0

	Ordinary shares of 25p each Number	Foundation shares of 25p each Number	Preference shares of 25p each Number	Total Number	Ordinary shares of 25p each £m	Foundation shares of 25p each £m	Preference shares of 25p each £m	Total £m
Issued and fully paid share capital								
At 1 January 2005 and 1 January 2006	421.2m	74.4m	–	495.6m	105.3	18.6	–	123.9
Issued in the year	–	–	0.4m	0.4m	–	–	0.1	0.1
At 31 December 2006	421.2m	74.4m	0.4m	496.0m	105.3	18.6	0.1	124.0

The Foundation Shares are held by The Northern Rock Foundation. These shares carry no rights to dividends but rank pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carry no rights to dividends, they have been omitted in the calculation of earnings per share (see note 14). These shares do not confer any rights in relation to attendance or voting at any general meeting of the Company.

On 29 June 2006, Northern Rock plc issued 400,000 perpetual non-cumulative callable 25p Preference Shares for £1,000 each. Proceeds of £400 million were received less £3.5 million relating to issue costs. Dividends on these shares are discretionary and, subject to Board approval, will first be paid on 4 July 2007 and annually thereafter at a rate of 6.8509%.

35. Reserves

Share premium account

	Group and Company Ordinary £m	Preference £m
At 1 January 2006	6.8	–
Premium on shares issued in the year	–	396.4
At 31 December 2006	6.8	396.4

Capital redemption reserve

	Group and Company £m
At 1 January 2006 and 31 December 2006	7.3

Revaluation reserve – available for sale investments

	Group £m	Company £m
Balance at 31 December 2005	26.0	7.9
Net gains from changes in fair value	7.0	6.5
Net profits on disposal transferred to net income	(45.1)	(21.1)
Current income taxes	3.3	3.3
Deferred income taxes	7.5	1.1
Balance at 31 December 2006	(1.3)	(2.3)

Hedging reserve – cash flow hedges

	Group £m	Company £m
Balance at 31 December 2005	–	–
Current income taxes	(0.4)	(0.4)
Deferred income taxes	0.4	0.4
Balance at 31 December 2006	–	–

Cumulative actuarial gains and losses

	Group £m	Company £m
Balance at 31 December 2005	(14.9)	(14.9)
Transfer to retained earnings	14.9	14.9
Balance at 31 December 2006	–	–

36. Retained earnings

	Group £m	Company £m
Balance at 31 December 2005	1,426.5	1,314.2
Profit for the year	394.5	384.2
Dividends paid (see note 13)	(132.3)	(132.3)
Adjustment in respect of own shares	(20.6)	(20.6)
Net actuarial losses from changes in fair value of pension scheme assets and liabilities	(16.5)	(16.5)
Deferred income taxes on actuarial losses	4.9	4.9
Reallocation of other reserves	(14.9)	(14.9)
Balance at 31 December 2006	1,641.6	1,519.0

The amounts deducted from the retained earnings in respect of own shares, which are held at cost, are as follows:

	Group and Company **2006 £m**	2005 £m
Own shares in relation to employee share schemes	**75.8**	42.5

36. Retained earnings (continued)

Movements in the amount deducted from retained earnings in respect of own shares are as follows:

	Group and Company	
	2006	2005
	£m	£m
At 1 January	**42.5**	55.3
Purchases of shares	**45.3**	10.2
Use of shares on exercise of employee options and for other employee share plans	**(12.0)**	(23.0)
	75.8	42.5

The (charge)/credit to retained earnings is as follows:

	2006	2005
	£m	£m
Value of employee services	**13.9**	10.8
Cash received on exercise of employee options and for other employee share plans	**6.6**	16.3
Deferred income tax impact of share based payments	**2.8**	(2.2)
Current income tax impact of share based payments	**1.4**	3.0
Purchase of shares	**(45.3)**	(10.2)
	(20.6)	17.7

37. Financial risk management

Strategy in using financial instruments

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge risk exposure, and the Group takes no trading positions in derivatives.

The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. The intention is to only use derivatives to create economically effective hedges. However, because of the specific requirements of IAS 39 to obtain hedge accounting, not all economic hedges are designated as accounting hedges, either because natural accounting offsets are expected or because obtaining hedge accounting would be especially onerous.

a) Fair value hedges

The Group designates a number of derivatives as fair value hedges. In particular the Group has three approaches establishing relationships for:

i) Hedging the interest rate and foreign currency exchange rate risk of non-prepayable, foreign currency denominated fixed rate assets or liabilities on a one-for-one basis with fixed/floating or floating/fixed cross currency interest rate swaps.

ii) Hedging of interest rate risk of a single currency portfolio of sterling, US Dollar and Euro non-prepayable fixed rate assets/liabilities on a one-for-one basis with vanilla fixed/floating or floating/fixed interest rate swaps.

iii) Hedging the interest rate risk of a portfolio of prepayable fixed rate assets with interest rate derivatives. This solution is used to establish a macro fair value hedge for derivatives hedging fixed rate mortgages. The Group believes this solution is the most appropriate as it is consistent with its policy for hedging fixed rate mortgages on an economic basis.

The total fair value of derivatives included within fair value hedges at 31 December 2006 was £315.9m.

b) Cash flow hedges

At present the Group does not designate any derivatives as cash flow hedges.

c) Net investment hedges

At present the Group does not designate any derivatives as net investment hedges.

Risk management

Risk management is a fundamental part of Northern Rock's strategy, which focuses on profitable growth with a low risk profile. The Group's risk management strategy is to manage risk exposures through comprehensive and integrated risk management processes within each section of the business as part of a framework of delegated responsibility and structured reporting. The Board of Directors has full responsibility for approving and reviewing the main risks undertaken by the Group.

In order to manage and control its risks, the Group has implemented a comprehensive set of policies and procedures. It has put in place appropriate systems to identify risk, and then to assess, measure, monitor and report those risks. A series of policies and procedures exist to define the Group's levels of risk tolerance, containing risk limits and lines of authority and responsibility. These form the basis for risk management structures throughout the business with clear terms of reference. Furthermore, the Group has established strong systems of internal control that comply fully with the requirements of the Financial Services and Markets Act 2000, the Financial Services Authority and the London Stock Exchange.

In accordance with the policies and procedures, the Board of Directors has established a Risk Committee consisting of four Non-Executive Directors and the Executive Directors. The Risk Committee is responsible for the supervision of the Group's risk management processes. It has delegated responsibility for the daily management and review of balance sheet risk profile and review of operational risk to Management Board ALCO, consisting of executive management from all the main business functions.

Operational risk

Operational risk is the risk of business opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events.

37. Financial risk management (continued)

Management Board directors and senior line managers are primarily responsible for ensuring effective operational risk management exists within their areas – in particular, the setting of tolerances, monitoring and reporting of operational risks. Where appropriate, Northern Rock establishes suitable cost-effective processes to mitigate or transfer operational risk exposures.

Operational risks are controlled and managed on a decentralised basis, with responsibility and authority to mitigate these risks delegated to the relevant line management. Northern Rock's support functions provide corporate policies, processes and reporting mechanisms as appropriate to the "front line" functions for the range of operational risks faced.

Credit risk

Credit risk is the exposure to loss if another party fails to meet its financial obligations to the Company, including failing to perform them in a timely manner. It arises from both on and off balance sheet items.

Within the Group Treasury function, the overall policy is to minimise credit risk through the use of operational credit limits, credit authorisation and credit control and review. Credit limits authorised by Executive Management are established for specified counterparties. These limits are based on a number of factors including external and internal ratings and capital of Northern Rock plc. Group limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure to either a single counterparty or group of closely-related counterparties. Country limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated through the use of collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Retail credit risk is controlled and monitored through the use of operational limits, credit authorisation procedures, credit risk scorecards, credit control and review processes, to achieve a planned credit risk profile (relative to the associated economic rewards).

Credit score systems are used as the primary basis for evaluating the risk reward profile of the retail credit risk stance as they are able to differentiate the risk of secured and unsecured loans, both at individual transaction and portfolio levels. Behavioural scoring is used to monitor the performance of the residential secured and unsecured loan books.

The Credit director monitors credit risk limits on the residential secured and unsecured lending books. The Credit Risk Monitoring Group monitors exposures on these books.

Maximum credit risk exposure at 31 December 2006 approximates to the carrying value for all assets. Cash collateral held against credit risk at 31 December 2006 amounted to £364.9m.

Interest rate risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic re-pricing of assets and liabilities. Northern Rock also offers fixed rate residential mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing penalty charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on 31 December 2006 would result in a decrease of £118.9m (2005 £32.4m) and an increase of £113.6m (2005 £28.4m), respectively, in planned net interest income for the twelve months to 31 December 2007.

37. Financial risk management (continued)

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.

Amounts shown in respect of loans and advances to customers include fair value adjustments of portfolio hedging.

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	890.9	–	–	–	–	65.1	956.0
Loans and advances to banks	5,483.8	122.5	15.0	–	–	–	5,621.3
Loans and advances to customers	26,029.8	4,706.0	10,148.4	42,877.8	2,599.7	–	86,361.7
Investment securities	4,649.0	55.3	461.5	981.0	483.6	–	6,630.4
Other assets	–	–	–	–	–	1,441.2	1,441.2
Total assets	37,053.5	4,883.8	10,624.9	43,858.8	3,083.3	1,506.3	101,010.6
Liabilities							
Deposits by banks	1,991.8	88.4	53.0	3.0	–	–	2,136.2
Customer accounts	19,923.0	1,422.4	3,688.7	1,833.5	–	–	26,867.6
Debt securities in issue	51,499.9	622.3	1,397.4	6,331.0	4,443.7	–	64,294.3
Subordinated liabilities	–	–	–	291.6	470.8	–	762.4
Tier one notes	–	–	–	–	209.4	–	209.4
Other liabilities	–	–	–	–	–	3,530.1	3,530.1
Shareholders' equity	–	–	–	–	–	2,174.8	2,174.8
Non shareholders' equity	–	–	–	–	–	1,035.8	1,035.8
Total liabilities	73,414.7	2,133.1	5,139.1	8,459.1	5,123.9	6,740.7	101,010.6
Total interest rate sensitivity gap	(36,361.2)	2,750.7	5,485.8	35,399.7	(2,040.6)	(5,234.4)	–
Cumulative interest rate sensitivity gap	(36,361.2)	(33,610.5)	(28,124.7)	7,275.0	5,234.4	–	–

2005	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	17.9	–	–	–	–	51.3	69.2
Loans and advances to banks	5,046.8	19.5	7.5	–	–	–	5,073.8
Loans and advances to customers	26,343.3	7,279.2	9,865.3	24,431.6	2,320.5	–	70,239.9
Investment securities	3,419.2	25.2	144.1	1,541.9	246.7	–	5,377.1
Other assets	–	–	–	–	–	1,948.5	1,948.5
Total assets	34,827.2	7,323.9	10,016.9	25,973.5	2,567.2	1,999.8	82,708.5
Liabilities							
Deposits by banks	1,402.2	81.6	46.0	7.0	–	–	1,536.8
Customer accounts	18,279.2	1,275.2	2,247.5	1,870.7	–	–	23,672.6
Debt securities in issue	45,936.0	710.7	245.7	2,082.5	3,159.7	–	52,134.6
Subordinated liabilities	–	–	–	301.4	483.9	–	785.3
Reserve capital instruments	–	–	–	–	223.9	–	223.9
Tier one notes	–	–	–	–	–	1,743.9	1,743.9
Other liabilities	–	–	–	–	–	1,575.6	1,575.6
Shareholders' equity	–	–	–	–	–	1,035.8	1,035.8
Total liabilities	65,617.4	2,067.5	2,539.2	4,261.6	3,867.5	4,355.3	82,708.5
Total interest rate sensitivity gap	(30,790.2)	5,256.4	7,477.7	21,711.9	(1,300.3)	(2,355.5)	–
Cumulative interest rate sensitivity gap	(30,790.2)	(25,533.8)	(18,056.1)	3,655.8	2,355.5	–	–

37. Financial risk management (continued)

The table below summarises the effective interest rate for financial instruments not carried at fair value through profit and loss:

	2006	2005
	%	%
Assets		
Cash and balances with central banks	**4.3**	0.4
Loans and advances to banks	**4.6**	4.4
Loans and advances to customers	**5.7**	5.8
Investment securities	**5.1**	4.5
Liabilities		
Deposits by banks	**4.3**	3.5
Customer accounts	**4.4**	4.4
Debt securities in issue	**5.0**	4.8
Subordinated liabilities	**7.0**	7.0
Tier one notes	**6.7**	7.0

Liquidity risk

Liquidity risk arises from the mismatch in the cashflows generated from current and expected assets, liabilities and derivatives. The Board has policies to ensure that the Group is able to meet retail withdrawals, repay wholesale borrowings as they fall due and to meet current lending requirements. This is achieved by managing a diversified portfolio of high quality liquid assets and a balanced maturity profile of liquid assets, wholesale and retail funds.

The table below analyses the Group's assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to contractual maturity date. Amounts shown in respect of loans and advances to customers include fair value adjustments of portfolio hedging.

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Assets						
Cash and balances with central banks	876.3	-	-	-	79.7	956.0
Derivative financial instruments	100.8	83.5	84.1	471.6	131.3	871.3
Loans and advances to banks	5,483.8	122.5	15.0	-	-	5,621.3
Loans and advances to customers	900.1	593.3	1,175.6	11,319.8	72,372.9	86,361.7
Investment securities	864.6	139.5	587.3	1,947.4	3,091.6	6,630.4
Other assets	110.3	12.1	23.1	108.4	316.0	569.9
Total assets	8,335.9	950.9	1,885.1	13,847.2	75,991.5	101,010.6
Liabilities						
Deposits by banks	1,823.8	88.4	53.0	137.3	33.7	2,136.2
Customer accounts	19,598.5	1,680.6	3,689.7	1,898.8	-	26,867.6
Derivative financial instruments	485.1	143.9	355.6	1,111.3	296.6	2,392.5
Debt securities in issue	10,989.7	621.4	1,430.0	7,000.2	44,253.0	64,294.3
Subordinated liabilities	-	-	-	-	762.4	762.4
Tier one notes	-	-	-	-	209.4	209.4
Other liabilities	803.6	191.1	93.0	16.0	33.9	1,137.6
Total liabilities	33,700.7	2,725.4	5,621.3	10,163.6	45,589.0	97,800.0
Net liquidity gap	(25,364.8)	(1,774.5)	(3,736.2)	3,683.6	30,402.5	3,210.6

37. Financial risk management (continued)

2005	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Assets						
Cash and balances with central banks	12.1	–	–	–	57.1	69.2
Derivative financial instruments	221.3	88.1	107.8	773.6	259.0	1,449.8
Loans and advances to banks	5,046.8	19.5	7.5	–	–	5,073.8
Loans and advances to customers	872.9	467.4	967.0	9,413.2	58,519.4	70,239.9
Investment securities	575.9	79.5	198.9	2,588.3	1,934.5	5,377.1
Other assets	101.4	8.0	17.0	54.4	317.9	498.7
Total assets	6,830.4	662.5	1,298.2	12,829.5	61,087.9	82,708.5
Liabilities						
Deposits by banks	1,231.2	81.6	46.0	74.9	103.1	1,536.8
Customer accounts	18,148.5	1,394.5	2,245.4	1,884.2	–	23,672.6
Derivative financial instruments	110.2	67.7	130.6	457.4	80.2	846.1
Debt securities in issue	8,911.4	1,309.8	1,796.1	6,037.0	34,080.3	52,134.6
Subordinated liabilities	–	–	–	–	785.3	785.3
Tier one notes	–	–	–	–	223.9	223.9
Other liabilities	588.8	161.2	73.5	1.4	72.9	897.8
Total liabilities	28,990.1	3,014.8	4,291.6	8,454.9	35,345.7	80,097.1
Net liquidity gap	(22,159.7)	(2,352.3)	(2,993.4)	4,374.6	25,742.2	2,611.4

Currency risk

Currency risk arises as a result of the Group having assets, liabilities and derivative items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding.

In addition to raising funds through sterling money markets, capital markets and the domestic retail savings market, the Group raises funds through issuing non-sterling denominated commercial paper, certificates of deposit, medium-term debt securities (including securitised notes and covered bonds) and retail funds. The Group's policy is to fully mitigate any exchange rate exposures by using cross currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency.

The table below gives values of assets and liabilities at sterling carrying values denominated in different currencies at the balance sheet date.

2006	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	–	28.6	–	28.6
Derivative financial instruments	0.4	1.5	–	1.9
Loans and advances to banks	649.7	79.1	–	728.8
Loans and advances to customers	342.3	214.2	–	556.5
Investment securities	623.7	1,309.0	–	1,932.7
Other assets	5.2	1.9	–	7.1
Total assets	1,621.3	1,634.3	–	3,255.6
Liabilities				
Deposits by banks	1,127.6	325.6	–	1,453.2
Customer accounts	1,044.3	1,650.0	–	2,694.3
Derivative financial instruments	–	3.0	–	3.0
Debt securities in issue	22,134.1	23,774.1	1,536.2	47,444.4
Other liabilities	176.1	229.6	5.3	411.0
Total liabilities	24,482.1	25,982.3	1,541.5	52,005.9
Net position	(22,860.8)	(24,348.0)	(1,541.5)	(48,750.3)

37. Financial risk management (continued)

2005	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	–	17.9	–	17.9
Derivative financial instruments	0.5	0.9	–	1.4
Loans and advances to banks	454.6	71.2	–	525.8
Loans and advances to customers	299.8	184.1	–	483.9
Investment securities	560.0	976.1	–	1,536.1
Other assets	2.8	1.2	–	4.0
Total assets	1,317.7	1,251.4	–	2,569.1
Liabilities				
Deposits by banks	523.6	538.4	–	1,062.0
Customer accounts	378.3	1,096.2	–	1,474.5
Derivative financial instruments	0.1	2.9	–	3.0
Debt securities in issue	18,450.3	16,696.7	653.0	35,800.0
Other liabilities	102.0	134.3	2.6	238.9
Total liabilities	19,454.3	18,468.5	655.6	38,578.4
Net position	(18,136.6)	(17,217.1)	(655.6)	(36,009.3)

Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at their fair value. Assets are presented at bid prices, whereas offer prices are used for liabilities.

	Carrying value		Fair value	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Financial assets				
Cash and balances with central banks	**956.0**	69.2	**956.0**	69.2
Loans and advances to banks	**5,621.3**	5,073.8	**5,621.3**	5,073.8
Loans and advances to customers	**86,685.1**	70,076.1	**84,983.7**	69,087.6
Financial liabilities				
Deposits by banks	**2,136.2**	1,536.8	**2,136.0**	1,536.8
Customer accounts	**26,867.6**	23,672.6	**23,866.2**	23,699.8
Debt securities in issue	**64,294.3**	52,134.6	**64,294.3**	52,134.6
Subordinated liabilities	**762.4**	785.3	**861.3**	903.6
Tier one notes	**209.4**	223.9	**229.6**	245.2

Valuation methods for calculations of fair values in this table are set out below:

Cash and balances with central banks

Fair value approximates to carrying value because they have minimal credit losses and are either short term in nature or re-price frequently.

Loans and advances to banks

Fair value was estimated by using discounted cash flows applying either market rates where practicable or rates offered by other financial institutions for loans with similar characteristics. The fair value of floating rate placements, fixed rate placements with less than six months to maturity and overnight deposits is their carrying amount.

Loans and advances to customers

The Group provides loans of varying rates and maturities to customers. The fair value of loans with variable interest rates is considered to approximate to carrying value. For loans with fixed interest rates, fair value was estimated by discounting cash flows using market rates or rates normally offered by the Group.

Deposits by banks and customer accounts

Fair values of deposit liabilities repayable on demand or with variable interest rates are considered to approximate to carrying value. The fair value of fixed interest deposits with less than six months to maturity is their carrying amount. The fair value of all other deposit liabilities was estimated using discounted cash flows, applying either market rates or rates currently offered by the Group for deposits of similar remaining maturities.

Debt securities in issue, subordinated liabilities and tier one notes

Fair values are based on quoted prices where available, or by using discounted cash flows, applying market rates.

38. Guarantees and other financial commitments

1) The Company has an obligation under the Building Societies Act 1986, as successor company to Northern Rock Building Society, to honour the financial commitments of its subsidiaries and associated bodies linked by resolution, incurred prior to 11 June 1996 insofar as those bodies are unable to discharge them out of their own assets. The Company has agreed to continue this obligation in respect of liabilities of Northern Rock (Guernsey) Limited.

2) The Company has given indemnities to the National House Building Council in respect of certain of its former house building operations.

3) Capital commitments at 31 December in respect of authorised expenditure were as follows:

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Contracted for	**45.9**	22.0	**45.9**	22.0

4) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Land and buildings				
Leases which expire:				
Within one year	**0.2**	0.1	**0.2**	0.1
In one to five years	**0.8**	0.8	**0.8**	0.8
Over five years	**3.8**	3.3	**3.8**	3.3
	4.8	4.2	**4.8**	4.2
Other operating leases				
Leases which expire:				
Within one year	**-**	0.1	**-**	0.1
In one to five years	**4.0**	4.1	**4.0**	4.1
	4.0	4.2	**4.0**	4.2

5) Memorandum items

	Group		Company	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Commitments:				
Irrevocable undrawn loan facilities	**2,941.2**	2,100.3	**2,941.2**	2,100.3
Unpaid share capital of subsidiary company	**-**	-	**15.5**	15.5
	2,941.2	2,100.3	**2,956.7**	2,115.8

39. Related party transactions

A number of banking transactions are entered into with related parties as part of normal banking business. These include loans and deposits. The volumes of related party transactions, outstanding balances at the year end and related income and expense for the year are set out below.

	Directors and key management personnel		Associated companies	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Loans				
Loans outstanding at 1 January	**5.4**	5.5	**-**	-
Net amounts advanced/(repaid)	**3.3**	(0.1)	**-**	-
Loans outstanding at 31 December	**8.7**	5.4	**-**	-
Interest income paid	**0.3**	0.3	**-**	-
Deposits				
Deposits outstanding at 1 January	**1.8**	1.4	**-**	-
Net amounts deposited	**2.6**	0.4	**-**	-
Deposits outstanding at 31 December	**4.4**	1.8	**-**	-
Interest income earned	**0.2**	0.1	**-**	-

39. Related party transactions (continued)

	2006 £m	2005 £m
Directors and key management personnel		
Salaries and other short term benefits	**10.6**	8.2
Post-employment benefits	**0.7**	0.6
Share-based payments	**7.8**	5.9
	19.1	14.7

The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2006 amounted to £31.4m (2005 £24.7m). At 31 December 2006 the commitment in respect of amounts not yet paid was £16.7m (2005 £10.0m).

The Company owns Northern Rock (Guernsey) Limited, which operates as a retail deposit taker. The net funding borrowed by the Company from Northern Rock (Guernsey) Limited during the year amounted to £141.1m (2005 £138.2m).

During the year the Company received £0.2m (2005 £0.3m) from Northern Rock Mortgage Indemnity Company Limited in settlement of mortgage indemnity insurance claims.

During the year the Company borrowed a net £10,691.2m (2005 £8,732.2m) from its securitisation SPEs (see note 19), being the net proceeds from securitisation transactions in the year.

40. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Cash and balances with central banks	**876.3**	12.1	**876.3**	12.1
Loans and advances to banks	**5,247.3**	4,934.1	**4,832.8**	4,489.0
Loans and advances to customers	**-**	23.2	**-**	23.2
Investment securities	**194.1**	301.7	**194.1**	301.7
	6,317.7	5,271.1	**5,903.2**	4,826.0

41. Events after the balance sheet date

On 24 January 2007, the Group issued a further £6.1 billion of securitised notes, secured against loans and advances on residential properties, from the Granite Master Issuer programme.

The Directors are of the opinion that there have been no other significant events which have occurred since 1 January 2007 to the date of this report that are likely to have a material effect on the Group's financial position as disclosed in these accounts.

42. Adoption of IAS 32 and IAS 39

Details of the impact of the adoption of IAS 32 and IAS 39 with effect from 1 January 2005 are included in note 46 of the 2005 Annual Report and Accounts.

FIVE YEAR SUMMARY OF RESULTS

Results for 2002 and 2003 are presented under UK GAAP in existence at 31 December 2004. Results for 2004 to 2006 have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board. Certain of these IFRS were only effective from 1 January 2005, and therefore were not used to restate the 2004 statutory based results. The 2004 statutory results presented therefore reflect only those standards which permitted or required retrospective adoption, reflecting the voluntary exemptions of IFRS1.

As a result of some IFRS not being required to be implemented until 1 January 2005, to aid comparability of future results with those of 2004, 2004 results were also prepared on a proforma basis, incorporating the impact of IFRS where it was possible to determine what the impact would have been if the accounting changes had been effective in 2004. The proforma results shown for 2004 included the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity, but excluded the effects of hedge accounting under IFRS which differs from that applied under UK GAAP.

The 2005 statutory results included the full effects of the introduction of fair value and hedge accounting following the adoption of IAS 32 and 39 with effect from 1 January 2005. An underlying set of results for 2005 and 2006 have also been presented which reflect management's view of the underlying results excluding the effects of fair value volatility and hedge ineffectiveness in order to provide a clearer representation of the underlying performance of the Group.

Further explanation of the proforma and underlying results is provided in the Operating and Business Review on pages 34 to 54.

		2002	**2003**	**2004**	**2004**	**2005**	**2005**	**2006**	**2006**
				Statutory	**Proforma (unaudited)**	**Statutory**	**Underlying**	**Statutory**	**Underlying**
Net interest income	£m	391.2	450.7	466.9	612.7	752.3	706.8	849.1	823.0
Other income and charges	£m	169.8	209.0	252.3	111.8	129.0	129.0	152.8	152.8
Net hedge ineffectiveness and other unrealised fair value gains and losses	£m	-	-	-	-	(56.4)	-	14.9	-
Total income	£m	561.0	659.7	719.2	724.5	824.9	835.8	1,016.8	975.8
Operating expenses – ongoing	£m	169.8	194.5	218.3	216.9	249.4	249.4	277.5	277.5
Operating expenses – non-recurring[1]	£m	2.3	5.6	-	-	-	-	-	-
Operating expenses – amortisation of goodwill	£m	1.5	3.6	-	-	-	-	-	-
Covenant to The Northern Rock Foundation	£m	16.3	19.3	21.6	22.1	24.7	25.2	31.4	29.4
Impairment losses on loans and advances	£m	43.1	48.7	48.5	48.5	56.6	56.6	81.2	81.2
Amounts written off fixed asset investments	£m	2.6	1.4	(4.5)	(4.5)	-	-	-	-
Profit before taxation	£m	325.4	386.6	435.3	441.5	494.2	504.6	626.7	587.7
Income tax expense	£m	96.5	112.2	125.8	127.7	144.9	147.9	183.7	172.2
Profit for the year	£m	228.9	274.4	309.5	313.8	349.3	356.7	443.0	415.5
Attributable to:									
Appropriations	£m	-	-	-	42.6	48.6	48.6	48.5	48.5
Profit attributable to equity shareholders	£m	228.9	274.4	309.5	271.2	300.7	308.1	394.5	367.0
Total assets[2]	£m	41,875	51,944	64,881	64,711	82,709	81,057	101,011	100,468
Growth in total assets	%	35	24	25	25	28	25	22	24
Average interest earning assets	£m	36,036	46,435	57,071	57,222	72,730	72,730	88,788	88,788
Mean assets	£m	36,482	46,909	58,415	58,261	73,710	72,884	91,860	90,762
Retail deposits	£m	15,336	16,343	17,290	17,290	20,104	20,104	22,631	22,631
Equity shareholders' funds	£m	1,165	1,340	1,538	1,389	1,576	1,576	2,175	2,175
Total capital ratio	%	15.5	14.3	14.0	13.5	12.3	12.3	11.6	11.6
Tier 1 ratio	%	9.1	9.0	8.7	8.0	7.7	7.7	8.5	8.5
Gross lending	£m	12,584	17,315	23,342	23,342	26,879	26,879	32,989	32,989
Net lending	£m	6,697	8,514	12,932	12,932	14,555	14,555	16,621	16,621
Loan balances acquired	£m	1,544	-	-	-	-	-	-	-
Increase in retail balances	£m	773	1,007	896	896	2,809	2,809	2,527	2,527
Retail balances acquired	£m	1,193	-	-	-	-	-	-	-
Increase in profit after tax[5]	%	18	20	n\a	n\a	11	14	31	19
Net interest margin	%	1.09	0.97	0.82	1.07	1.03	0.97	0.96	0.93
Total income : mean assets	%	1.54	1.41	1.23	1.24	1.12	1.15	1.11	1.08
Operating expenses[3]: total income[4]	%	30.3	29.8	30.4	29.9	30.2	29.8	27.3	28.4
Operating expenses[3]: mean assets	%	0.47	0.41	0.37	0.37	0.34	0.34	0.30	0.31
Impairment charge as % of mean advances to customers	%	0.19	0.19	0.10	0.10	0.09	0.09	0.10	0.10
Post-tax return on mean equity[5]	%	20.8	21.9	21.6	20.9	20.3	20.8	23.5	21.9
Post-tax return on mean risk weighted assets[5]	%	1.43	1.49	1.45	1.29	1.23	1.26	1.38	1.28
Earnings per Ordinary Share	p	55.4	66.6	74.9	65.7	72.5	74.3	94.6	88.1

1. Non-recurring costs represent
   2002 – non-recurring costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General
   2003 – non-recurring costs incurred in relation to the closure of certain branches
2. Total assets for 2002 and 2003 represent assets under management, which comprised total balance sheet assets plus non-recourse finance. There is no difference between total assets and assets under management from 2004
3. Before non-recurring costs
4. Before surplus on sale of credit card portfolio of £7.3 million in 2003
5. Post-tax returns are calculated by reference to profit attributable to equity shareholders

2005 statutory and underlying ratios are calculated with reference to proforma profit, asset and equity figures for 2004 where applicable. The profit growth ratio for 2004 has not been calculated as 2003 results have not been restated under IFRS.

FINANCIAL CALENDAR

2007

24 January 2007	Preliminary results for the year ended 31 December 2006
24 April 2007	Annual General Meeting
25 April 2007	Ex-dividend date for final dividend for 2006
27 April 2007	Record date for final dividend
25 May 2007	Payment date for final dividend
25 July 2007	Interim results for half year to 30 June 2007
26 September 2007	Ex-dividend date for interim dividend for 2007
28 September 2007	Record date for interim dividend
26 October 2007	Payment date for interim dividend

2008

30 January 2008	Preliminary results for the year ended 31 December 2007
22 April 2008	Annual General Meeting
23 April 2008	Ex-dividend date for final dividend for 2007 (provisional)
25 April 2008	Record date for final dividend (provisional)
23 May 2008	Payment date for final dividend
23 July 2008	Interim results for half year to 30 June 2008
24 September 2008	Ex-dividend date for interim dividend for 2008 (provisional)
26 September 2008	Record date for interim dividend (provisional)
24 October 2008	Payment date for interim dividend

Northern Rock plc. Registered Office: Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL
Registered in England and Wales under Company Number 3273685
www.northernrock.co.uk

82-35026

RECEIVED
2007 APR 18 A 9:3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Northern Rock plc

Notice of Annual General Meeting and subsequent Separate General Meeting of the holders of Ordinary Shares

rock

northern rock

THIS DOCUMENT IS IMPORTANT
AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about its contents or the action you should take, you should immediately consult your stockbroker, solicitor, accountant, bank manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Northern Rock plc, you should pass this document and other enclosures to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

northern rock

Northern Rock plc
(Registered in England and Wales No. 3273685)

Registered Office:
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

8 March 2007

Dear Shareholder,

ANNUAL GENERAL MEETING 2007

The Annual General Meeting of Northern Rock plc (the *Company*) will be held at the Marriott Gosforth Park Hotel, High Gosforth Park, Newcastle upon Tyne, NE3 5HN on Tuesday, 24 April 2007 at 11.30 am.

The Notice of Meeting is set out on pages 5 to 7 of this document.

Resolution Nos. 1 to 10, 16 and 17
These resolutions, which are deemed to be routine business, relate to matters commonly considered at annual general meetings of listed companies and are explained in the notes on pages 10 to 14. Brief biographical details of those directors who are proposed for election and re-election (Resolutions 4 to 8) appear on page 24 of this document.

Resolution Nos. 11 and 12: Proposals to replace existing employee share option plans
Northern Rock is strongly committed to encouraging employees at all levels to participate in share schemes, thus aligning their interests with yours as shareholders. The existing Northern Rock Employee Share Option Scheme and Sharesave Scheme expire in April 2008 and August 2007 respectively.

Your approval is therefore sought for:

(i) a replacement HM Revenue & Customs ("HMRC") approved Company share option plan – the Northern Rock Company Share Option Plan 2007 – under which it is anticipated that options will be granted to all eligible employees (excluding Executive Directors and other senior executives); and

(ii) a replacement HMRC approved savings related share option plan – the Northern Rock Savings Related Share Option Plan 2007 – under which it is anticipated that options will be offered to all eligible employees of the Company.

Resolution Nos. 13 and 14: Proposals to introduce two new long-term incentive arrangements for senior executives

The Company's Remuneration Committee has recently undertaken a comprehensive review of the Company's long-term incentive arrangements. The main conclusion of that review was that shareholder approval should be sought for the introduction of two new long-term incentive arrangements for senior executives.

Your approval is therefore sought for the introduction of a new long term incentive plan – the Northern Rock Long Term Incentive Plan 2007 – to replace the Company's existing long term incentive plan which expires in 2008 and the introduction of the Northern Rock Share Matching Plan 2007, which is a new plan that effectively replaces the Company's existing bonus matching plan.

Resolution No. 15: Authority to offer scrip dividend

The Notice of Annual General Meeting contains a resolution authorising the Directors to offer a scrip dividend alternative in respect of the whole (or such part to be determined by the Directors) of all or any dividends declared in the next five years. This would allow shareholders the right to receive new ordinary shares instead of some or all of any cash dividends declared within that period. The Directors have no current intention of offering a scrip dividend alternative but would like to have the flexibility to do so in the future and to consider, at the same time, the introduction of a Dividend Re-investment Plan (DRIP) for shareholders.

Resolution No. 18: Adoption of new Articles of Association

Amendments to the Company's Articles are now needed in the light of the Companies Act 2006, in particular to allow the Company to take advantage of the new provisions on electronic communications with shareholders. The Directors consider that it is appropriate to update the Articles, and to do so by adopting new Articles.

Resolution No. 19: Authority to purchase own shares

At last year's Annual General Meeting a resolution was passed authorising the Company to make market purchases of its own shares as permitted by Article 53 of the Company's Articles of Association (the Previous Authority). The Directors consider it appropriate for the authority to be renewed. The renewal authority, which is set out in Resolution 19, is expressed to run from the date Resolution 19 is passed until the Company's next Annual General Meeting or 18 months from the date Resolution 19 is passed, whichever is earlier, and limits the total number of ordinary shares which can be purchased pursuant to the authority to 10% of the Company's issued ordinary share capital. In addition, the Company may also purchase all of its issued preference shares. The price paid for an ordinary share purchased pursuant to the authority must not exceed 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased and must not be less than 25 pence per ordinary share. Purchases will only be made on the London Stock Exchange and only in circumstances where they are, in the opinion of the Directors, in the best interests of the Company. The Directors intend to seek renewal of this authority at subsequent Annual General Meetings.

Resolution No. 20: Approval of a contingent share purchase contract and authority to purchase Foundation Shares

At last year's Annual General Meeting, shareholders approved a contingent share purchase contract (the Previous Contingent Share Purchase Contract) which permitted the Company to purchase a proportionate number of Foundation Shares as and when ordinary shares were purchased pursuant to the Previous Authority. These purchases of Foundation Shares were to be made in order to maintain The Northern Rock Foundation's (the Foundation) shareholding at just under 15% of the issued share capital of the Company. As the Previous Contingent Share Purchase Contract only permits the Company to purchase Foundation Shares following a purchase of ordinary shares made pursuant to the Previous Authority, Resolution 20 will be proposed to approve a new contingent share purchase contract which would permit the Company to purchase a proportionate number of Foundation Shares as and when ordinary shares are purchased pursuant to the authority sought by Resolution 19.

Any purchase of Foundation Shares under the new contingent share purchase contract would only be made as and when the Company has purchased ordinary shares pursuant to the authority sought by Resolution 19 in order to maintain the Foundation's shareholding at just under 15% of the issued share capital of the Company.

Each of these resolutions is explained in the notes on pages 10 to 14.

Action to be taken

Enclosed is a form of proxy for use at the Annual General Meeting. If you do not intend to be present at the Annual General Meeting, please complete, sign and return the form of proxy as soon as possible (and, in any event, so as to be received not later than 11.30 am on Sunday, 22 April 2007), in accordance with the instructions printed on it. Completion of the form will not preclude you from attending and voting in person if you so wish.

In addition to returning your form of proxy by post, you may also appoint a proxy via our shareholder website. For CREST participants, we have introduced CREST proxy appointment. Details of these choices appear on page 8 of this document.

If you have received more than one mailing of this Notice of Annual General Meeting, this is because currently you are the first named shareholder in respect of more than one shareholding.

Please note that if your dividends are paid directly to a bank or building society account, a tax voucher for the 2006 dividend payments on your Northern Rock plc shares is attached to your form of proxy or form of direction. Please keep this voucher safe as you may be required to supply the information to H M Revenue & Customs.

Recommendation

The Directors consider that all the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders as a whole and recommend that you vote in favour of the resolutions set out in the Notice of Annual General Meeting. The Directors intend to do so in respect of their own beneficial holdings.

CLASS MEETING OF HOLDERS OF ORDINARY SHARES 2007

A separate general meeting of the holders of ordinary shares in the Company will be held at the Marriott Gosforth Park Hotel, High Gosforth Park, Newcastle upon Tyne, NE3 5HN on Tuesday, 24 April 2007 commencing immediately after the conclusion of the AGM of the Company to be held at the same venue.

The Notice of Meeting is set out on page 25 of this document.

Resolution A: Consent to Modification of Class Rights

The Notice of the Annual General Meeting of the Company contains a resolution (number 16) authorising the Directors to allot relevant securities of the Company. This would allow the Directors to allot preference shares, which would rank in priority to ordinary shares both in respect of a dividend and in respect of capital on a winding up of the Company. Under the terms of the Articles of the Company, an allotment of preference shares requires the consent of holders of ordinary shares as a class. The extraordinary resolution proposed in Resolution A gives this consent. It is not currently the Directors' intention to allot any preference shares but they would like to have this flexibility.

Action to be taken

The enclosed form of proxy contains a resolution (Resolution A) to be proposed at the general meeting of the holders of ordinary shares in the Company. If you do not intend to be present at the separate general meeting, please complete, sign and return the form of proxy as soon as possible (and, in any event, so as to be received not later than 11.30 am on Sunday, 22 April 2007), in accordance with the instructions printed on it. Completion of the form will not preclude you from attending and voting in person if you so wish.

In addition to returning your form of proxy by post, you may also appoint a proxy via our shareholder website. For CREST participants, we have introduced CREST proxy appointment. Details of these choices appear on page 26 of this Notice of Meeting.

Recommendation

The Directors consider that the resolution to be proposed at the general meeting of the holders of ordinary shares in the Company is in the best interests of the Company and of its ordinary shareholders and recommend that you vote in favour of the resolution set out in the Notice of the separate general meeting. The Directors intend to do so in respect of their own beneficial holdings.

Yours faithfully

Dr Matthew White Ridley Chairman

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Northern Rock plc will be held at the Marriott Gosforth Park Hotel, High Gosforth Park, Newcastle upon Tyne, NE3 5HN on Tuesday, 24 April 2007 at 11.30 am for the following purposes:

Ordinary Resolutions:

1. To receive the report of the Directors and the audited accounts for the year ended 31 December 2006.

2. To approve the Directors' Remuneration Report as set out in the 2006 Report and Accounts.

3. To declare a final dividend of 25.3 pence per ordinary share.

4. To re-elect Keith McCallum Currie as a Director of the Company.

5. To re-elect Andy Menze Kuipers as a Director of the Company.

6. To elect David Andrew Jones as a Director of the Company.

7. To re-elect Nichola Pease as a Director of the Company.

8. To re-elect Nicholas Adam Hodnett Fenwick as a Director of the Company.

9. To re-appoint PricewaterhouseCoopers LLP as auditors for a further year.

10. To authorise the Directors to determine the remuneration of the auditors.

11. THAT the rules of the Northern Rock Company Share Option Plan 2007, the main features of which are summarised in Appendix 1 to this Notice and the draft rules of which are produced to the Meeting and initialled by the Chairman for the purposes of identification, be and are hereby approved and adopted by the Company and the Directors be and are hereby authorised to carry the same into effect with such amendments to the draft rules as they consider necessary or desirable.

12. THAT the rules of the Northern Rock Savings Related Share Option Plan 2007, the main features of which are summarised in Appendix 1 to this Notice and the draft rules of which are produced to the Meeting and initialled by the Chairman for the purposes of identification, be and are hereby approved and adopted by the Company and the Directors be and are hereby authorised to carry the same into effect with such amendments to the draft rules as they consider necessary or desirable.

13. THAT the rules of the Northern Rock Long Term Incentive Plan 2007, the main features of which are summarised in Appendix 2 to this Notice and the draft rules of which are produced to the Meeting and initialled by the Chairman for the purposes of identification, be and are hereby approved and adopted by the Company and the Directors be and are hereby authorised to carry the same into effect with such amendments to the draft rules as they consider necessary or desirable.

14. THAT the rules of the Northern Rock Share Matching Plan 2007 the main features of which are summarised in Appendix 2 to this Notice and draft rules of which are produced to the Meeting and initialled by the Chairman for the purposes of identification, be and are hereby approved and adopted by the Company and the Directors be and are hereby authorised to carry the same into effect with such amendments to the draft rules as they consider necessary or desirable.

15. THAT the Directors be and hereby are authorised and empowered:

(a) to exercise the power contained in Article 147.1 to offer ordinary shareholders the right to elect to receive new ordinary shares of the Company, which are credited as fully paid, instead of cash in respect of the whole (or some part to be determined by the Directors) of all or any dividends declared during the period from the date of passing of this resolution to the date of the Annual General Meeting in 2012; and

(b) to appropriate out of the amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), a sum equal to the aggregate nominal amount of the additional shares to be allotted pursuant to elections made as aforesaid, and to apply such sum in paying up in full the appropriate number of unissued shares and to allot and issue such shares to members of the Company who have validly so elected.

16. THAT in substitution for all previous authorities conferred upon the Directors to allot relevant securities of the Company but without prejudice to the continuing authority of the Directors to allot relevant securities pursuant to an offer or agreement made by the Company before the revocation of the authority pursuant to which such offer or agreement was made, the authority conferred on the Directors by Article 10.1 of the Company's Articles of Association shall apply for the period commencing on the date of the passing of this Resolution and shall expire, unless renewed, on 23 April 2012 and for that period the section 80 amount shall be £41,329,958.

Special Resolutions:

17. THAT subject to the passing of Resolution 16 in the Notice of this Meeting, the power conferred on the Directors by Article 10.2 of the Company's Articles of Association shall apply for the period commencing on the date of passing of this Resolution and shall expire, unless renewed, on the expiry or termination of the authority conferred on the Directors pursuant to Resolution 16 in the Notice of this Meeting and for that period the section 89 amount shall be £5,265,325.

18. THAT the regulations in the form produced to the Annual General Meeting and initialled for the purposes of identification by the Chairman of the Meeting be adopted as the new Articles of Association of the Company, in substitution for and to the exclusion of the existing Articles of Association of the Company, with effect from the conclusion of the Meeting.

19. THAT pursuant to Article 53, the Company be and is hereby granted general and unconditional authority for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary or preference shares of 25p each in its capital provided that:

a) the maximum aggregate number of preference shares hereby authorised to be purchased is 400,000 (representing all of the Company's issued preference shares as at 31 December 2006);

b) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 42,122,600 (representing 10% of the Company's issued ordinary share capital as at 31 December 2006);

c) the minimum price (exclusive of expenses) which may be paid for such shares is 25p per share (being the nominal value of an ordinary or preference share);

d) the maximum price (exclusive of expenses) which may be paid for each such share is the higher of (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is contracted to be purchased; (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System; and (iii) in the case of preference shares, the amount originally paid upon such share;

e) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, whichever is earlier; and

f) the Company may make a contract or contracts to purchase ordinary or preference shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary or preference shares in pursuance of any such contract or contracts.

20.THAT the contingent share purchase contract between the Company and The Northern Rock Foundation (a draft of which is produced to the Meeting and initialled by the Chairman for the purposes of identification), providing for the purchase by the Company of fully paid Foundation Shares in the share capital of the Company at such times and at such prices and in such numbers and otherwise on the other terms set out in such contract, be and is hereby approved and authorised generally (including, without limitation, for the purposes of sections 164 and 165 of the Companies Act 1985) but so that such approval and authority, unless previously renewed, varied or revoked, shall expire 18 months from the date of passing of this Resolution.

By order of the Board
Colin Taylor
Secretary
8 March 2007

Registered Office:
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Notes

1. Registered members (shareholders) who are unable to attend the Meeting may appoint one or more proxies (who need not be a member of the Company) by:

(a) completing and returning the proxy form enclosed in this pack to the Company's Registrar at Capita IRG Plc, The Proxy Processing Centre, Telford Road, Bicester, OX26 4LD;

(b) (i) going to www.shareregistrars-northernrock.co.uk and following the instructions provided. Members will need the Investor Code printed on the form of proxy or form of direction accompanying this Notice; or

(ii) if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

IMPORTANT: In any case your instructions or proxy form must be received by the Company's registrar no later than 11.30 am on Sunday, 22 April 2007.

Registered members who return completed proxy forms are not precluded, if they subsequently so wish, from attending and voting in person at the Meeting.

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by Capita Registrars (ID RA10) not later than 11.30 am on Sunday, 22 April 2007. Such messages cannot be sent on weekends or on other days when the CREST system is closed (such as public holidays) or after 8.00 pm. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST Personal Members or other CREST sponsored members, and those CREST Members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Further details on the appointment of proxies are given in the notes to the proxy form enclosed with this pack.

2. All of the items listed below are available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted). However, items (c) (d) and (j) are available for inspection from, in the case of items (c) and (j), the date of this Notice until (and including) the date of the Annual General Meeting and, in case of item (d) from Monday, 9 April 2007 until (and including) the date of the Annual General Meeting.

Items (d) and (j) are also available at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from, in the case of item (j), the date of this Notice until (and including) the date of the Annual General Meeting and, in the case of item (d) from Monday, 9 April 2007 until (and including) the date of the Annual General Meeting.

Items (f) and (g) below will be available for inspection at KPMG LLP at 8 Salisbury Square, London EC4Y 8BB during normal business hours on any weekday (Saturdays and English public holidays excepted) from the date of this Notice until the close of the Annual General Meeting.

Items (h) and (i) below will also be available for inspection at the New Bridge Street Consultants LLP at 20 Little Britain, London EC1A 7DH during normal business hours on any weekday (Saturday and English public holidays excepted) from the date of this Notice until the close of the Annual General Meeting.

In addition all of the following will be available at the Marriott Gosforth Part Hotel, High Gosforth Park from 10.30 am on the day of the Annual General Meeting and during the Meeting:

(a) copies of the Directors' service contracts;

(b) the register of the interests of the Directors and connected persons in the share capital of the Company;

(c) a statement containing particulars of loans and quasi-loans made by the Company in favour of the Directors and connected persons;

(d) a draft of the contract proposed to be entered into between the Company and The Northern Rock Foundation referred to in Resolution 20 set out in this Notice and relating to the purchase of Foundation Shares by the Company from The Northern Rock Foundation;

(e) copies of the terms and conditions of appointment of the Non-Executive Directors;

(f) the draft rules of the Northern Rock Company Share Option Plan 2007;

(g) the draft rules of the Northern Rock Savings Related Share Option Plan 2007;

(h) the draft rules of the Northern Rock Long Term Incentive Plan 2007;

(i) the draft rules of the Northern Rock Share Matching Plan 2007; and

(j) a copy of the existing Articles of Association of the Company together with a copy of the new Articles of Association proposed to be adopted by the Company pursuant to Resolution 18 set out in this Notice.

3. Only those shareholders on the register of members as at 11.30 am on Sunday, 22 April 2007 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 11.30 am on Sunday, 22 April 2007 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

Resolution No. 1: Report and Accounts
The Directors must present to shareholders at the Annual General Meeting the Report of the Directors and the Accounts of the Company for the year ended 31 December 2006. The Report of the Directors, the Accounts, and the Report of the Company's Auditors on the Accounts are contained within the Annual Report and Accounts and, in an abbreviated form, in the Summary Financial Statement.

Resolution No. 2: Approval of the Directors' Remuneration Report
The Directors' Remuneration Report Regulations 2002 require that the Directors' Remuneration Report of listed companies be put to a shareholder vote each year. The shareholder vote will be advisory only.

The Board is therefore asking shareholders to approve the Directors' Remuneration Report as set out on pages 19 to 30 of the 2006 Report and Accounts of the Company at the Annual General Meeting this year.

Resolution No. 3: Declaration of final dividend
Final dividends must be declared by shareholders, but must not exceed the amount recommended by the Directors. By passing this Resolution, shareholders may declare the final dividend of 25.3 pence per ordinary share recommended by the Directors.

Resolution Nos. 4 to 8: Election and re-election of Directors
The Company's Articles of Association require that all Directors should be subject to re-election at intervals of no more than three years. In accordance with the Articles of Association, Nichola Pease, Adam Fenwick, Keith McCallum Currie and Andy Menze Kuipers are retiring by rotation. All the retiring Directors are seeking re-election at the Meeting.

In addition David Andrew Jones has been appointed to the Board as Executive Director since the date of the last Annual General Meeting and is also seeking election at the Meeting

Pursuant to good corporate governance as it relates to Non-Executive Directors, the Chairman confirms that following formal, rigorous performance evaluation of those Non-Executive Directors offering themselves for re-election, the performance of Nichola Pease and Adam Fenwick continues to be effective and they continue to demonstrate commitment to their roles.

Resolution Nos. 9 and 10: Re-appointment and Remuneration of auditors
It is a requirement that the auditors of a Company are re-appointed at each general meeting at which accounts are presented. Following a formal recommendation by the Audit Committee that PricewaterhouseCoopers LLP should be re-appointed, Resolution 9 therefore proposes their re-appointment as the Company's auditors for a further year. In accordance with standard practice, Resolution 10 proposes that the Directors be authorised to determine the auditors' remuneration.

Resolution No.11: Northern Rock Company Share Option Plan 2007
The Directors seek your approval to introduce the Northern Rock Company Share Option Plan 2007 (the "Option Plan"). The Option Plan will be submitted to HMRC for approval under the provisions of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA") and will confer potentially beneficial tax treatment on option holders.

Under the Option Plan options up to the statutory limit of £30,000 (measured in terms of the market value of the shares under option as at the date of grant) may be granted to employees (excluding Executive Directors and other senior executives) who are nominated for participation. It is intended to grant options to all eligible employees. Options will normally be exercisable between the third and tenth anniversaries of their date of grant. The principal terms of the Option Plan are summarised in Appendix 1 to this document.

Resolution No.12: Northern Rock Savings Related Share Option Plan 2007

The Directors seek your approval to introduce the Northern Rock Savings Related Share Option Plan 2007 (the "Sharesave Plan"). The Sharesave Plan will be submitted to HMRC for approval under the provisions of ITEPA and will confer potentially beneficial tax treatment on option holders.

Under the Sharesave Plan participation will be offered to all eligible employees (including Executive Directors and other senior executives). Eligible employees will enter into a savings contract to save and deposit a regular sum each month for three or five years of not less than £5 nor more than £250 and can exercise options after 3, 5 or 7 years. The principal terms of the Sharesave Plan are summarised in Appendix 1 to this document.

Resolution No. 13 and Resolution No. 14: Northern Rock Long Term Incentive Plan 2007 and the Northern Rock Share Matching Plan 2007

Following a comprehensive review of the Company's long-term incentive arrangements, the Directors seek your approval to introduce two new long-term incentive arrangements, the Northern Rock Long Term Incentive Plan 2007 (the "LTIP") and the Northern Rock Share Matching Plan 2007 ("the SMP"). The LTIP will replace the Company's existing long-term incentive plan which expires in 2008 and will largely mirror the existing plan. It has been updated to reflect best practice and will offer increased flexibility for the Remuneration Committee to make competitive awards in the future if it deems it appropriate to do so. The SMP is a new plan that will allow executives to voluntarily pledge shares to the SMP up to the value of their after tax short term bonus in return for a potential share match of two Northern Rock shares for every share so pledged. The SMP effectively replaces the Company's existing bonus matching plan but does have significantly more challenging performance conditions. Summaries of the principal terms of both the LTIP and the SMP are set out in Appendix 2 to this document.

Resolution No. 15: Scrip Dividend Alternative

Resolution 15 seeks to give the Directors, for five years, the authority to offer ordinary shareholders the right to choose to receive ordinary shares instead of some or all of any cash dividends declared within that period. Like many other major companies, Northern Rock would like to be able to offer shareholders the option of receiving new ordinary shares instead of cash in respect of the whole (or part) of all or any dividends over the next five years. The benefits of a scrip dividend plan are that it enables shareholders to increase their shareholdings in a simple manner, without paying dealing costs, by electing to receive dividends in shares rather than cash. It also enables the Company to retain cash in the business which would otherwise be paid out as a dividend. It is not currently the Directors' intention to offer such an alternative but they would like to have this flexibility.

Resolution No. 16: Allotment of shares

Under the Companies Act 1985, the Directors of the Company may only allot unissued shares of the Company or certain rights to acquire such shares (relevant securities) if authorised to do so by the members in general meeting. The existing authority (the existing section 80 authority), was conferred on 25 April 2006, and although it would not ordinarily expire until 24 April 2011 the Board is seeking to replace the existing section 80 authority with a new authority to allot relevant securities up to an aggregate nominal amount of £41,329,958. This amount represents the aggregate amount required to allot (a) relevant securities equivalent to a further one-third of the Company's total share capital in issue as at 28 February 2007, and (b) the number of additional Foundation Shares which the Company may be required to issue consequent upon the allotment referred to in (a). The authority sought by this Resolution will last for a period of 5 years. The Directors intend to seek annual renewal of this authority, as appropriate, at each subsequent Annual General Meeting. This is in accordance with recommended market practice. The Directors may issue relevant securities under the employee share schemes, which are not subject to the above statutory restrictions. Otherwise, there are presently no plans to allot any other relevant securities.

Resolution No. 17: Disapplication of pre-emption rights

The Directors were empowered on 25 April 2006 to make limited allotments of unissued equity shares of the Company or certain rights to acquire such shares (equity securities) for cash other than in accordance with the statutory pre-emption rights, which require a Company to offer all allotments of equity securities for cash proportionately to existing shareholders first (the existing section 89 disapplication). By replacing the existing section 80 authority, the existing section 89 disapplication will automatically be revoked. Therefore, the Directors are seeking to renew this power. This will continue to provide the Directors with the flexibility to act in the best interests of shareholders when opportunities arise, so that:

(a) the Company can follow normal practices in the event of a rights issue, and

(b) equity securities may be issued wholly for cash (other than pursuant to a rights issue) up to a maximum of 5 per cent of the Company's total ordinary share capital in issue as at 28 February 2007.

There are presently no plans to allot equity securities wholly for cash otherwise than in connection with the employee share schemes. Shares allotted under an employee share scheme are not subject to statutory pre-emption rights.

The power sought by this Resolution will last until the expiry or termination of the authority conferred on the Directors pursuant to Resolution 16 above. The Directors intend to seek annual renewal of this power, as appropriate, at each subsequent Annual General Meeting. This is in accordance with recommended market practice.

Resolution No. 18: Amendments to the Articles of Association

The Companies Act 2006 received Royal Assent on 8 November 2006. Most of its 1300 sections will be brought into force during 2007 and 2008, and neither the final implementation timetable nor the transitional provisions had been finalised at the time of going to press. However, some provisions have commencement dates in 2007. These include sections 1043 to 1048, and schedules 4 and 5, of the Act, which deal with communications between a company and its shareholders and came into force on 20 January 2007. Companies were previously allowed to use website publication as a means of providing documents to a shareholder provided that they had the explicit consent of that shareholder to do so. The new Act allows a company to deem shareholders to have given consent to website communication if the shareholder is asked for such consent and does not reply within 28 days. A shareholder may if he wishes revoke consent so deemed to have been given at any time. This power is subject either to a shareholder resolution allowing it to be used or to provision in the articles of the company.

The Directors believe that making provision for deemed consent in the Articles of the Company will make communications with shareholders very much easier. This would significantly reduce both the administrative burden on the Company and may lead to a reduction in the Company's printing and postage costs, as well as lessening the environmental impact by reducing paper usage.

Other proposed amendments to the Articles include changes to certain defined terms necessitated by the Companies Act 2006, and the correction of minor typographical errors.

Resolution No. 19: Authority to purchase own shares

This Resolution, which will be proposed as a special resolution, renews the authority granted at last year's Annual General Meeting which expires on the date of the Company's forthcoming Annual General Meeting. The Resolution seeks to give the Company authority to make market purchases of up to an aggregate of 42,122,600 ordinary shares of 25 pence each (10% of the issued ordinary shares at 31 December 2006) at a price not exceeding the higher of (i) 105% of the middle market quotation of the ordinary shares in the 5 business days preceding such purchase and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System, but at a price not below 25 pence per ordinary share.

Purchases will only be made on the London Stock Exchange and only in circumstances where they are, in the opinion of the Directors, in the best interests of the Company. Such purchases will be financed out of distributable profits and will only be made in circumstances which, in the opinion of the Directors, should result in an improvement in earnings per share. Any ordinary shares purchased in this way will be cancelled and the number of ordinary shares in issue will be accordingly reduced.

As at 31 December 2006 no market purchases of shares had been made under the authority given at last year's Annual General Meeting pursuant to which the Company was authorised to purchase up to 42,122,600 ordinary shares. If Resolution 19 is approved, the Company will be authorised to purchase up to 42,122,600 ordinary shares.

In accordance with the terms of the Company's issued preference shares, prior to purchasing any ordinary shares, the Company may be required by the holders of its preference shares to repurchase some or all of the issued preference shares. Accordingly, authority is also required to purchase up to 400,000 preference shares (representing all of the Company's issued preference shares at

31 December 2006). In appropriate circumstances, the Company may also seek to repurchase some or all of the issued preference shares without purchasing any ordinary shares. The Directors do not have any current intention of invoking the authority to purchase ordinary shares or preference shares. If given, this authority will expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, if earlier. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

The total number of options and warrants to subscribe for ordinary shares that are outstanding at 28 February 2007 (being the latest practicable date prior to publication of this document) is 10,454,820 representing approximately 2.48% of the existing issued share capital of the Company. If the Company fully exercises the current authority to purchase its own ordinary shares, this will increase the proportion of options and warrants to subscribe for ordinary shares that are outstanding at the date given above as a percentage of issued capital to 2.76%. If the renewal of the authority for the Company to purchase its own ordinary shares which is being sought at the Annual General Meeting is approved by shareholders and that authority is also fully exercised, this will also increase the proportion of options and warrants to subscribe for ordinary shares that are outstanding at the date given above as a percentage of issued capital to approximately 2.76%.

Resolution No. 20: Approval of a contingent share purchase contract and authority to purchase Foundation Shares

This Resolution authorises and approves the execution of the contingent share purchase contract proposed to be entered into between the Company and The Northern Rock Foundation (the Foundation) in relation to the off-market sale and purchase of Foundation Shares. Any such sales and purchases will only be made after the Company has made market purchases of ordinary shares and in order to maintain the Foundation's shareholding at just under 15% of the issued share capital of the Company.

This Resolution proposes the approval of a contingent share purchase contract with the Foundation to permit purchases of a proportionate number of Foundation Shares at a price per share equal to the average price paid for any ordinary shares acquired by the Company. The Company nevertheless reserves the right to proceed with a purchase of ordinary shares even if no Foundation Shares are purchased.

Appendix 1

Summary of the principal terms of the Northern Rock Approved Company Share Option Plan 2007 (the "Option Plan")

1.1 Operation
The Remuneration Committee (the "Committee"), the members of which are Non-Executive Directors, will supervise the operation of the Option Plan. It is intended that the Option Plan will be operated on an all-employee basis, although Executive Directors and other senior executives are excluded from participating in the Option Plan.

1.2 Types of options
The terms of the Option Plan will allow the Committee to grant options to eligible employees (see section 1.3). Options can normally only be granted within 42 days of the adoption of the Option Plan or of the publication of the Company's financial results for any period. Options will have an exercise price equal to the market value of the shares at grant.

1.3 Eligibility
Any person who is an employee of the Company (excluding Executive Directors and other senior executives) will be eligible to participate in the Option Plan. The Committee, in its absolute discretion, shall determine which eligible employees are granted options under the Option Plan, although it is intended that the Option Plan will be used on substantially an all-employee basis.

1.4 Exercise of options
Options will normally only be exercisable between the third and tenth anniversaries of the date of grant. Options will vest early in the following circumstances:

(a) on cessation of employment in the event of injury, ill-health, disability, death, redundancy, retirement or the sale of the business or Company in which a participant is employed outside of the group;

(b) on a change of control of the Company; or

(c) on the passing of a resolution for the voluntary winding-up of the Company.

If a participant ceases employment with the group for any reason other than those stated above, options shall lapse on cessation of employment, unless the Committee in its discretion determines otherwise.

The participant shall be required to indemnify his employer Company in respect of any tax or employees' national insurance contributions arising in respect of the options. The rules of the Option Plan will allow the Company to transfer the employer's national insurance contributions to the participant, subject to the agreement of the participant.

1.5 Performance conditions attaching to options
Options will not be subject to any performance conditions. This matter has been discussed with the Association of British Insurers (ABI) and their advance approval obtained on the basis that Executive Directors and other senior executives are excluded from participation and the Option Plan is operated on substantially an all employee basis.

1.6 Individual limits
Options may only be granted up to certain individual limits imposed by HMRC. Under current legislation, an individual may only hold unexercised

approved options with a market value of up to £30,000 (by reference to share price at grant). There is no capacity to grant options in excess of the £30,000 limit as unapproved options under the terms of the Option Plan.

Summary of the principal terms of the Northern Rock Savings Related Share Option Plan 2007 (the "Sharesave Plan")

2.1 Operation

The Committee will normally supervise the operation of the Sharesave Plan. The Sharesave Plan will be open to all UK employees who are eligible employees (see section 2.3).

2.2 Types of option

Under the Sharesave Plan all eligible employees will be able to enter into a three or five year savings contract in conjunction with the grant of a share option which can be exercised as set out at section 2.5 below. The initial invitation will invite the employees to enter into either three or five year savings contracts.

2.3 Eligibility

All UK-based employees and full time directors (i.e. someone who spends at least 25 hours per week in the performance of duties for the Company) will be eligible to participate in the Sharesave Plan provided that they have been so employed for an eligibility period as determined by the Committee (not exceeding five years ending with the date of grant). It is intended that the eligibility period attaching to the initial invitations will be 6 months.

2.4 Grant of options

The number of shares over which an option can be granted is based upon the maximum number of shares that can be acquired, at the exercise price, with the proceeds of the savings contract (including a bonus paid at the maturity of the savings contract). The maximum amount of monthly contributions (when aggregated with any other savings contracts) is £250. Participants will not have to make a payment for the grant of an option.

The exercise price payable shall not be less than 80% of the market value of a share.

2.5 Exercise of options

Options can be granted under the Sharesave Plan with a three, five or seven year vesting period. It is intended that the first grant of options will become exercisable after three or five years (subject to the savings contract entered into by the participant).

Options will not normally be exercisable before the bonus date applying to the related savings contract (i.e. the earliest date on which a bonus is payable under that savings contract – the "Bonus Date"). Options can be exercised within the six month period following the Bonus Date. To the extent an option is not exercised during this period, the option will lapse.

Where a participant gives notice that he intends to stop paying monthly contributions under the related savings contract or is deemed to have given such notice or makes an application for the return of his accumulated savings, the option may not be exercised.

If a participant dies before the maturity of the related savings contract, his option may be exercised by his personal representatives within 12 months of his death. To the extent his option is not exercised during this period the option will lapse.

If a participant ceases to be employed by the Company by reason of injury, disability, redundancy, retirement (the retirement age has been specified as 60 years of age), the sale of the Company or business in which the participant works, options can be exercised within six months of the date of cessation of employment provided that the options have not already lapsed in accordance with the rules.

A participant will not be treated as ceasing to be employed by the Company if he remains employed by an associated Company of the Company.

If, within three years following the date of grant, a participant ceases employment for any other reason, the option will lapse on the date of cessation of employment.

If more than three years have elapsed from the date of grant, participants may also exercise their options if they cease employment due to retirement (at any age) or pregnancy.

Options may also be exercised in the event of a change of control of the Company or on the passing of a resolution for the voluntary winding-up of the Company.

Summary of the principal terms common to both the Option Plan and the Sharesave Plan (together "the Plans")

2.6 Plan limits

Options may be granted over newly issued or existing shares. To the extent that shares are going to be issued (or shares re-issued as treasury shares, if applicable) to satisfy options, the aggregate number that may be capable of issue or re-issue, when added to the number of shares which have been issued or re-issued or which remain issuable or re-issuable under options granted under the Plans and any other employee share plan operated by the Company in the preceding ten years shall not, on the date of grant, exceed 10% of the Company's issued share capital.

2.7 Adjustment of options

If there is a variation of the share capital of the Company (including a capitalisation or rights issue, sub-division, rights issue, consolidation or reduction of share capital), the Committee may make such adjustments as it considers appropriate to the exercise price or number of shares under option.

Prior HMRC approval must be obtained in relation to any adjustment of options.

2.8 Amendments

The Committee may, at any time, amend the rules of the Plans in any respect, provided that prior shareholder approval is obtained for any amendment that is to the advantage of participants in respect of the provisions relating to eligibility, the individual limit on participation, the overall limits on the issue of shares, the terms and rights of the options and the adjustment of options in the event of a variation of the share capital. However, shareholder approval is not required for minor amendments to benefit the administration of the Plans to take account of a change or proposed change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, the Company or for any Company in the Company's group. No amendments may operate to adversely affect any rights acquired by a participant without their prior consent.

Appendix 1 (continued)

Prior HMRC consent must be obtained in relation to any adjustments to a provision which is necessary to meet the requirements of the relevant tax legislation.

2.9 Termination of the Plans
The Plans will terminate on the tenth anniversary of the date of their adoption or on any earlier date on which the Committee determines that the Plans should be terminated. The termination of the Plans will not affect any existing grants of options made under the Plans.

Appendix 2

Summary of the principal terms common to both the Northern Rock Long Term Incentive Plan 2007 (the "LTIP") and the Northern Rock Share Matching Plan 2007 (the "SMP") (together the "New Share Plans").

1.1 Operation

The Committee will supervise the operation of the New Share Plans.

1.2 Eligibility

Any employee (including an Executive Director) of the Company and its subsidiaries will be eligible to participate in the New Share Plans at the discretion of the Committee.

1.3 Grant of Awards

Both awards to acquire ordinary shares in the capital of the Company granted under the LTIP and matching awards granted under the SMP (together "Awards"), may, with the approval of the Committee, be granted within the six week period following shareholder approval of the New Share Plans and thereafter within the six week period following the Company's announcement of its results for any period. Awards may also be granted when the Committee considers that there are exceptional circumstances that justify the granting of Awards. It is intended that the first Awards will be granted shortly following shareholder approval of the New Share Plans.

Awards may be granted as conditional allocations of shares, as nil (or nominal) cost options with a short exercise period or as forfeitable shares. Although it does not currently intend to do so, the Committee may decide that cash-based Awards of an equivalent value to share-based Awards should be granted or that share-based Awards should be satisfied in cash (whether in whole or in part).

An Award may not be granted more than ten years after shareholder approval of the New Share Plans.

Awards are not transferable, except on death. Awards are not pensionable.

1.4 Vesting of Awards

Awards will normally vest three years after the date of grant to the extent that the applicable performance conditions (see below and overleaf) have been satisfied and provided that the participant is still employed by the Company. For Awards granted in the six week period immediately following shareholder approval of the New Share Plans, the vesting period will be slightly less than three years in order to ensure that the vesting date coincides with subsequent annual grants of Awards.

1.5 Performance conditions

Awards granted to senior executives will be subject to performance conditions set by the Committee that reflect the Company's performance over a fixed three year period (the "performance period").

The Committee can set different performance conditions for future Awards from those that will apply in respect of initial Awards, provided that, in the reasonable opinion of the Committee, the different performance conditions are not materially less challenging in the circumstances than those described above.

The Committee may also vary the performance conditions applying to existing Awards if an event has occurred which causes the Committee to consider that it would be appropriate to amend them, provided the Committee considers that the varied conditions are fair and reasonable and not materially less challenging to achieve than the original performance conditions would have been for the event in question.

1.6 Leaving employment

As a general rule, an Award will lapse upon a participant ceasing to hold employment or be a director of the Company. However, if a participant ceases to be an employee or director by reason of death, retirement, injury, disability, redundancy, or in other circumstances at the discretion of the Committee, then his Award will vest when he leaves. The extent to which an Award will vest in these situations depends upon two factors: i) the extent to which the performance conditions have been satisfied by reference to the date of cessation: and ii) time pro-rating of the Award to reflect the reduced period of time between its grant and vesting, although the Committee can decide not to time pro-rate an Award if it regards it as inappropriate to do so in the particular circumstances.

If a participant ceases to be an employee or director of the Company for one of the "good leaver" reasons specified above, the Committee can decide that his Award will vest on the date when it would have vested if he had not ceased employment or office, subject to: i) the performance conditions measured at that time; and ii) time pro-rating by reference to the time of cessation as described above.

1.7 Corporate events

In the event of a takeover or winding up of the Company (not being an internal corporate reorganisation) all Awards will vest early subject to: i) the extent that the performance conditions have been satisfied at that time; and ii) (only in the case of Awards that vest prior to the second anniversary of the date of grant) the pro-rating of the Awards to reflect the reduced period of time between their grant and vesting (relative to the original vesting period), although the Committee can decide not to time pro-rate Awards if it regards it as inappropriate to do so in the particular circumstances.

In the event of an internal corporate reorganisation, Awards will be replaced by equivalent new awards over shares in a new holding Company unless the Committee decides that Awards should vest on the same basis as would apply in the case of a takeover.

If a demerger, special dividend or other similar event is proposed which, in the opinion of the Committee, would affect the market price of the shares to a material extent, then the Committee may determine that Awards will vest on the basis which would apply in the case of a takeover as described above.

1.8 Dilution limits

The New Share Plans may operate over new issue shares, treasury shares or shares purchased in the market.

In any ten calendar year period the Company may not issue (or grant rights to issue) more than:

(a) 10% of the issued ordinary share capital of the Company under the New Share Plans or any other employee share plan adopted by the Company; and

(b) 5% of the issued ordinary share capital of the Company under the New Share Plans or any other executive share plan adopted by the Company.

Shares held in treasury will count as new issue shares for the purpose of these limits, unless institutional investor bodies decide otherwise.

Shares issued or to be issued under awards or options granted before the Company was listed on the London Stock Exchange will not count towards these limits.

1.9 Participants' rights
Awards of conditional allocations and options will not confer any shareholder rights until the Awards have vested or been exercised and participants have received their shares. Holders of Awards of forfeitable shares will have shareholder rights from when the Awards are granted except that they may be required to waive their rights to receive dividends. The Committee may decide that participants will receive a payment (in cash and/or shares) on or shortly following the vesting of their Awards, of an amount equivalent to the dividends that would have been paid on the vested shares between the time when the Awards were granted and the time when they are transferred to participants. Alternatively, participants may have their Awards increased as if dividends were paid on shares subject to their Award and then reinvested in the further shares.

1.10 Rights attaching to shares
Any shares allotted when an Award vests or is exercised will rank equally with all other shares then in issue (except for rights arising by reference to a record date prior to their allotment).

1.11 Variation of share capital
In the event of any variation of the Company's share capital or in the event of a demerger, payment of a special dividend or similar event which materially affects the market price of the shares, the Committee may make such adjustment as it considers appropriate to the number of shares subject to an Award and/or the exercise price payable (if any).

1.12 Alterations to the New Share Plans
The Committee may, at any time, amend the provisions of the New Share Plans in any respect, provided that the prior approval of shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of shares or the transfer of shares held in treasury, the basis for determining a participant's entitlement to and the terms of, the shares or cash to be acquired and the adjustment of Awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the New Share Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants. Prior shareholder approval will also not be required for any amendments to any performance condition applying to an Award.

Summary of those principal terms specific to the LTIP

2.1 Individual limit
An employee may not receive awards granted under the LTIP in any financial year over shares having a market value in excess of 200% of his annual base salary in that financial year. For the foreseeable future, it is the intention of the Committee to limit all awards granted under the LTIP to 100% of annual base salary and the Committee will consult with major shareholders in the event that the limits under this policy are increased.

2.2 Performance conditions
The performance conditions will be structured such that a financial condition will first need to be satisfied before awards can begin to vest. This financial condition will take the form of an earnings per share ("EPS") growth target. Accordingly, awards will only begin to vest provided that the

Company's EPS growth in excess of inflation ("RPI") is an average of 3% or more per annum over a three year performance period commencing on the first day of the financial year in which the award is granted.

If the EPS growth target is satisfied, then the extent to which awards vest, will be determined by the Company's total shareholder return ("TSR") performance, compared to the TSR performance of the constituents of the FTSE 100 index, over a three year performance period commencing on the first day of the financial year in which the award is granted.

Awards will vest in accordance with the following schedule:

TSR ranking of the Company compared to the FTSE 100 index over the performance period	Vesting percentage of the shares subject to an LTIP award
Below median ranking	0%
Median ranking	25%
Upper quartile ranking	100%
Between median and upper quartile ranking	Between 25% and 100% pro-rata on a straight-line basis

A Company's TSR will normally be averaged over a three month period immediately prior to both the beginning and the end of the performance period.

3. Summary of those principal terms specific to the SMP

3.1 Matching awards

Only matching awards can be granted under the SMP. Matching awards are granted over a fixed number of shares that 'matches' the number of shares that an employee pledges to the SMP using shares that they have acquired or will acquire ("Investment Shares").

3.2 Individual limits

The maximum number of Investment Shares that can be pledged to the Plan shall not exceed the participant's post-tax short term cash bonus earned in respect of the preceding financial year.

Matching awards may be granted on a maximum matching ratio of 2:1 ('matching' shares to Investment Shares) on a gross basis, i.e. based upon the number of Investment Shares that a participant could have pledged to the SMP were it not for the deduction of tax (at the participant's highest marginal rate).

3.3 Vesting of matching awards

Matching awards will only vest to the extent that Investment Shares remain pledged to the SMP. If prior to the vesting of a matching award a participant's Investment Shares are sold or transferred, this will reduce on a pro-rata basis the equivalent number of 'matching' shares comprised in the matching award that may ultimately be transferred to the participant on vesting.

3.4 Performance conditions

Vesting of a matching award will be subject to a performance condition measuring the Company's EPS growth in excess of RPI, averaged over a three year performance period commencing on the first day of the financial year in which the matching award is granted.

Matching awards will be 'matched'/vest in accordance with the following schedule:

Average EPS growth of the Company over the performance period	Matching/vesting ratio ('matching' shares to Investment Shares)
Less than RPI + 5% p.a.	Nil
RPI + 5% p.a.	0.5:1
RPI + 15% p.a.	2:1
Between RPI + 5% p.a. and RPI + 15% p.a.	Between 0.5:1 and 2:1 pro-rata on a straight-line basis

Information about Directors proposed by the Board for election and re-election.

N Pease

Nichola Pease (aged 45), is Chief Executive of J O Hambro Capital Management Limited. She was appointed as a Non-Executive Director of Northern Rock plc in February 1999. Ms Pease is Chairman of the Remuneration Committee and is a Member of the Audit Committee.

N A H Fenwick

Adam Fenwick (aged 46), was appointed to the Board as a Non-Executive Director in November 2003. He is Group Managing Director of Fenwick Limited and a Non-Executive Director of John Swire and Sons Limited. He is also a Trustee of Newcastle Theatre Royal Trust Limited. Mr Fenwick is a Member of both the Audit and Remuneration Committees.

A M Kuipers

Andy Kuipers (aged 49), was appointed to the Board as an Executive Director in January 2005. He is responsible for the co-ordination and direction of the Company's sales, marketing, products, pricing and retention activities. Mr Kuipers is a Member of both the Chairman's and Risk Committees.

K M Currie

Keith Currie (aged 50), was appointed to the Board as an Executive Director in January 2005. Mr Currie is responsible for the management of the Company's Group Treasury function including liquidity, wholesale funding, derivative portfolios and the management of the Company's securitisation funding and covered bond programmes. Mr Currie is a Member of both the Chairman's and Risk Committees.

D A Jones

The Group Finance Director, Dave Jones (aged 48) is a Chartered Accountant. He was appointed to the Board in February 2007. In his present role, he is responsible for Finance, Internal Audit and Compliance, Group and Credit risk management. Mr Jones is also a Trustee of the Northern Rock Pension Scheme. Mr Jones is a member of both the Chairman's and Risk Committees.

Notice of separate general meeting of the holders of ordinary shares

NOTICE IS HEREBY GIVEN THAT a separate general meeting of the holders of ordinary shares in Northern Rock plc will be held at the Marriott Gosforth Park Hotel, High Gosforth Park, Newcastle upon Tyne, NE3 5HN on Tuesday, 24 April 2007, to commence immediately after the conclusion of the AGM of the Company to be held at 11.30 am on the same date and at the same venue, to consider and, if thought fit, pass the following resolution as an extraordinary resolution:

EXTRAORDINARY RESOLUTION

A. THAT the allotment of any preference shares in the capital of the Company pursuant to the resolution numbered 16 in the notice of the Annual General Meeting of the Company to be held on Tuesday 24 April 2007 be sanctioned with immediate effect in accordance with Article 15 of the Articles of Association of the Company.

By order of the Board
Colin Taylor
Secretary
8 March 2007

Registered Office:
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Notes

1. Registered holders of ordinary shares who are unable to attend the separate general meeting may appoint one or more proxies (who need not be a member of the Company) by:

(a) completing and returning the proxy form enclosed in this pack to the Company's Registrar at Capita IRG Plc, The Proxy Processing Centre, Telford Road, Bicester, OX26 4LD;

(b) (i) going to www.shareregistrars-northernrock.co.uk and following the instructions provided. Holders of ordinary shares will need the Investor Code printed on the form of proxy or form of direction accompanying this Notice; or

(ii) if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

IMPORTANT: In any case your instructions or proxy form must be received by the Company's registrar no later than 11.30 am on Sunday, 22 April 2007.

Registered holders of ordinary shares who return completed proxy forms are not precluded, if they subsequently so wish, from attending and voting in person at the separate general meeting.

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by Capita Registrars (ID RA10) not later than 11.30 am on Sunday, 22 April 2007. Such messages cannot be sent on weekends or on other days when the CREST system is closed (such as public holidays) or after 8.00 pm. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST Personal Members or other CREST sponsored members, and those CREST Members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Further details on the appointment of proxies are given in the notes to the proxy form enclosed with this pack.

2. Only those holders of ordinary shares on the register of members as at 11.30 am on Sunday, 22 April 2007 shall be entitled to attend or vote at the separate general meeting of holders of ordinary shares in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after 11.30 am on Sunday, 22 April 2007 will be disregarded in determining the rights of any person to attend or vote at the separate general meeting.

Explanatory Notes

Resolution A: Consent to Modification of Class Rights

The Notice of the Annual General Meeting of the Company contains a resolution (number 16) authorising the Directors to allot relevant securities of the Company. This would allow the Directors to allot preference shares, which would rank in priority to ordinary shares both in respect of a dividend and in respect of capital on a winding up of the Company. Under the Articles of the Company, an allotment of preference shares is deemed to be a variation of the class rights of holders of ordinary shares and therefore requires their consent as a class at a separate general meeting. The extraordinary resolution proposed at A gives this consent. It is not currently the Directors' intention to allot any preference shares but they would like to have this flexibility.

CUSTOMERS WITH A DISABILITY

Northern Rock is committed to providing customers with a quality service. If you have a disability, we can offer you facilities that may help you conduct your business with us. If you have any special requirements or need information in an alternative format, for example, Braille, audio tape, large print or interpreter services, please call our Disability Awareness Team on 0191 279 5300. Alternatively our text phone number is 0191 279 8505 or you can contact us at disability.awareness@northernrock.co.uk

Northern Rock plc, Registered Office: Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL
Registered in England and Wales under Company Number: 3273685 www.northernrock.co.uk

82-35026

Northern Rock plc
Summary Annual Report 2006



northern
rock
northern rock

RECEIVED
2007 APR 18 A 9:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MISSION STATEMENT

Northern Rock is a specialised lending and savings bank which aims to deliver superior value to customers and shareholders through excellent products, efficiency and growth.

COMPANY STRATEGY

Northern Rock is a specialised lender providing funds for residential mortgages, secured commercial lending and personal finance. We obtain funds from both on-shore and off-shore personal savings, wholesale money markets, covered bonds and from the securitisation of mortgage assets.

The Northern Rock strategy encompasses efficiency, growth and value for both customers and shareholders.

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency is enhanced by low cost, effective distribution and enables competitive pricing. Capital efficiency is achieved by optimising the use of debt and equity capital.

By growing lending and improving the mix of higher margin products, Northern Rock aims to grow earnings and improve returns to shareholders, at the same time as providing innovative and consumer friendly products to our customers.

THE VIRTUOUS CIRCLE



Cost control
Enhanced
eps growth
Improved returns
Enhanced
capital efficiency
Competitive products,
product innovation and
transparency
High quality
asset growth

I am delighted to announce that 2006 has been another excellent year for Northern Rock. Our strategy of using growth, cost efficiency and credit quality to reward both shareholders and customers continues to run well.

We reached all of our strategic goals and grew both assets and profits to record levels. We increased lending by 23% taking us to the position of fifth largest UK mortgage lender by stock. Our assets increased by almost 24% to pass £100 billion and we recorded underlying profit growth of over 19% – well within our newly upgraded strategic range. I congratulate the executive team on another impressive performance in an intensely competitive market.

Whilst we continue to grow rapidly, we have also continued to invest in the business. Our Head Office in Gosforth continues to expand, several new branches have opened around the country and development of our new office complex at Rainton Bridge, near Sunderland, is underway. Looking wider, our new online savings operation in Denmark was launched in February 2007, with a supporting office in Copenhagen.

ECONOMIC AND MARKET BACKGROUND

Even though the Bank of England Base Rate has been rising, it remains relatively low by historic standards. Long term unemployment remains low and we continue to see stable levels of economic growth. We expect house price inflation to moderate, and we continue to see little prospect of a severe house price correction, given that mortgages remain comparatively affordable.

Our core market is the mortgage market. In 2006, the gross market was larger than originally predicted at about £345 billion. This year, we expect the market to be above this and in 2008, to be a little higher again, reflecting house price growth. Support for the housing market remains strong, with increasing demand for property in the UK from first time buyers, immigrant labour, university leavers and a falling average household size. This is combined with a restricted supply of new housing completions. The remortgage market also remains buoyant as customers seek to refinance at the end of their "teaser" period.

CORPORATE SOCIAL RESPONSIBILITY

In this year's report, we have included an expanded Community and Environmental Report covering the progress we have made as a socially responsible company and I would refer you to that for further detail. We are proud of the fact that in rewarding shareholders and customers, we also benefit employees and the communities in which they live.

I am however, pleased to report briefly our continued charitable work. In 2006, Northern Rock was ranked the third most charitable FTSE 100 company, because of its donation of 5% of pre-tax profits to The Northern Rock Foundation. In 2006, this totalled £31.4 million, allowing the Foundation to continue its excellent work in the North-East and Cumbria. Since our flotation in 1997, the Foundation has received a total of £175 million. I am also pleased to note that staff fund-raising, which is doubly matched by the Foundation, exceeded £2 million – another notable landmark.

CORPORATE GOVERNANCE

Group Finance Director Bob Bennett retired from the Board on 31 January 2007, and was replaced by Dave Jones, previously Deputy Finance Director of the Company.

Bob Bennett gave many years of distinguished service to Northern Rock. He helped lead a very successful flotation in 1997 and create a clear strategy for the future based on growth, efficiency and credit quality. I thank Bob for his contribution over the years.

Replacing him involved a search of the market for the best external talent, who were compared with the best of our home grown Executives and I am delighted that Dave Jones emerged successfully from this search. In his appointment, we are able to ensure continuity in the development of Northern Rock. Dave joined Northern Rock plc in February 1997 and was appointed Deputy Finance Director in December 2000.

Northern Rock appointed Merrill Lynch to act as joint corporate broker to the company from January 2007. They will work alongside the existing broker Hoare Govett. We believe that a joint broker arrangement is now appropriate and that the combined strength of Hoare Govett and Merrill Lynch will provide the support we need to continue the successful development of the Company.

We hosted another Corporate Governance day in London in November 2006, presenting our approach and core values to our major shareholders.

TREATING CUSTOMERS FAIRLY

I remarked last year that consumer confidence is of great importance to our business and we remain committed to fair and decent treatment of our customers. Our resolute and unique commitment to offer existing customers the same mortgage deals as new customers, when they wish to remortgage with us, is a prime example. We believe this rewards loyalty and remains in the best interests of both the customer and the business.

Further comment in this area is also included in the Community and Environmental Report.

DIVIDEND

Your Board is recommending a final dividend of 25.3 pence per share, giving a total dividend per share of 36.2 pence – an increase of 20.3%.

CONCLUSION

We have once again grown the Company strongly in 2006. Our strategy does not change; we remain committed to efficiency and cost control as we target growth in high-quality assets. We will continue to offer our customers transparent, competitive products and provide good returns to our shareholders. We fund this growth through retail savings, wholesale deposits, covered bonds and securitisation.

I pay tribute to all the employees of Northern Rock who contributed to this success in 2006.

Dr M W Ridley
27 February 2007

In 2006 Northern Rock delivered excellent results including:

- RECORD UNDERLYING PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF £367.0 MILLION – AN INCREASE OF 19.1%
- TOTAL UNDERLYING ASSETS OF £100.5 BILLION – AN INCREASE OF 23.9%
- RECORD GROSS LENDING OF £33.0 BILLION – AN INCREASE OF 22.7% AND A GROSS RESIDENTIAL MARKET SHARE OF 8.3%
- RECORD NET LENDING OF £16.6 BILLION – AN INCREASE OF 14.2% AND A NET MARKET SHARE OF 13.4%
- CREDIT QUALITY REMAINED ROBUST WITH MORTGAGE ARREARS OF 3 MONTHS OR MORE, AT 0.42% – LESS THAN HALF THE INDUSTRY AVERAGE
- COSTS TO ASSET RATIO IMPROVED TO 0.31%
- STATUTORY RETURN ON EQUITY OF 23.5% AND 21.9% ON AN UNDERLYING BASIS
- STATUTORY EARNINGS PER SHARE OF 94.6p – AN INCREASE OF 30.5%. UNDERLYING EPS OF 88.1p – AN INCREASE OF 18.6%
- TOTAL DIVIDEND PER SHARE OF 36.2p – AN INCREASE OF 20.3%
- THE NORTHERN ROCK FOUNDATION – SUPPORTING CHARITABLE CAUSES – TO RECEIVE A TOTAL FOR 2006 OF £31.4 MILLION

OVERVIEW

2006 has been another encouraging year for Northern Rock. In a competitive environment, we have delivered exactly what we said we would. Asset growth is slowing gently to the centre of its strategic range and underlying attributable profit is moving up towards the centre of its range. Both strategic ranges are now the same at 20%+/-5%. We have continued to deliver against our strategic targets and we are pleased to announce results that once again show strong growth, record profit and improved earnings per share.

Cost efficiency remains key to our strategy. Effective cost control drives down unit costs, which allows us to offer an excellent range of innovative, price driven products that enhance our ability to attract and retain high quality customers.

Our core products, mortgages and retail savings, all performed well in 2006, supported by our multi-channel distribution strategy. We do not cross-subsidise and genuinely offer existing customers new deals, which fuels our strong retention stance. Our core products are complemented by the sale of protection products, offered in conjunction with our insurance partners. These products are sold on a needs-driven basis, offering choice and transparency to our customers.

We continued to invest significantly in people, systems and premises, to support increased business volumes. We have continued to expand our e-business links with both intermediaries and direct customers. At the end of 2006, around 90% of all mortgage applications were being submitted online, enhancing customer service and further improving cost efficiency.

In addition to the expansion of our Gosforth headquarters, a new office complex has commenced development near Sunderland, we have opened several new specialist mortgage branches and an office in Copenhagen in support of our new online savings operation in Denmark.

LENDING

2006 was another year of record lending. Total gross lending was £33.0 billion – 23% higher than in 2005 and our second half performance was particularly strong. By restricting redemptions, we were able to grow net lending by 14% to £16.6 billion. This strong momentum in our lending means we entered 2007 with a total pipeline of £6.2 billion – 18% higher than the previous year.

Looking at residential mortgages, our gross lending for the year was 23% higher at £29.0 billion and net lending was 13% higher at £15.1 billion, again with a strong second half performance. We are now the fifth largest UK mortgage lender by stock.

However, we have not sacrificed quality of lending and saw three month plus arrears numbers fall in the second half of the year to 0.42% – less than half the industry average. The proportion of "together" lending, our highest risk product, fell from 35% in the first 6 months of the year, to 26% in the second half of 2006 and the proportion of lending over 90% LTV fell from 30% to 22% in 2006.

Our standalone unsecured Personal Loan book has also continued to prove resilient. Total balances in the portfolio have increased to £4.2 billion. The level of loans over 3 months in arrears has remained stable since the half year, at 1.09%, an extremely low level of default for unsecured loans.

FUNDING

We continued to develop our broad based and diversified funding platform in 2006. There are four arms – retail funding, wholesale funding, securitisation and covered bonds – and we raised a total of £18.8 billion.

Our retail funding of £2.5 billion represented 14% of flow and we now have retail balances of £22.6 billion – 24% of total funding stock. We have 1.3 million accounts, with a strong franchise spread geographically across the UK, Guernsey and Ireland. In February we expanded our funding operation into Denmark.

New wholesale funding in 2006 reached £2.9 billion reflecting both improved credit ratings and our continued expansion into new geographical territories. We now have established funding programmes in most major international capital and debt markets. Within these markets we have established a strong profile which meant that around 25% of the total was raised in the private placement medium term note market. We see plenty of scope to increase our funding in these markets to support our business growth.

We successfully completed four securitisation issues in 2006 through our Granite programme, totalling £17.8 billion, including our biggest ever single issue of £6.0 billion. The appetite for securitisation, particularly in the US and Europe, remains huge. We now have a total securitisation book of £40.2 billion, representing 43% of total funding stock, and we would expect this to remain at or about that level going forward.

Finally, in 2006 we completed two Covered Bond issues totalling £2.7 billion. Again demand remains strong, particularly in Europe, and it represents a very attractive form of funding. Our share of this market is small and we are receiving encouraging noises from international investors to launch a Covered Bond in wider territories in 2007, so again we can see more capacity for the future.

CREDIT QUALITY

The credit quality of our assets remains strong. The arrears performance of our residential lending book reflects this, with only 0.42% of accounts three months or more in arrears – below half the industry average – compared with 0.45% at 30 June 2006.

The reason for this improvement is partially because we have enhanced our debt management operation and partially because we have further improved our credit scoring and front-end risk underwriting processes to eliminate higher risk applications. Our scorecards are highly predictive and are now used extensively in our risk management approach. We have also strengthened our monthly behavioural scoring of existing mortgage borrowers, which gives an early warning of potential default – so we are confident that the current historically low level of default will continue.

The proportion of personal unsecured loan arrears and commercial loan arrears also remain very low, reflecting our consistent policy of attracting only high quality lending in these areas.

BASLE II

We continue to expect to be a beneficiary from Basle II and anticipate moving to full IRB waiver for our mortgage portfolio very soon, subject to sign-off by the FSA. It must of course be remembered that there is a 3 year transitional period over which any capital release will be realised. The outcome of our Basle project continues to mean for us:

- Lower credit risk weightings
- Upward pressure on our capital ratios compared to Basle I
- Reduced capital appetite for good quality new lending

For the industry, there is unlikely to be significant capital release for average quality mortgages. Nor do we expect to see front-end spreads get pushed down by excess capital being competed away.

OUTLOOK

UK economic fundamentals are set to remain supportive for the mortgage market – our core market. Whilst interest rates have nudged up, they remain historically low and long-term unemployment also continues to trend at low levels, meaning mortgage affordability remains good. Last year's gross market was £345 billion and this year we expect it to be at least £350 billion, with 2008 a little higher, reflecting recent house price growth, which we see rising in line with earnings.

There are very limited alternative forms of tenure and inelastic supply. New housing completions can not keep pace with the key demand drivers – immigrant workers, first time buyers drifting back into the market, the average size of households falling and home-ownership being the preferred tenure option. The professional buy-to-let market also has structural support, from both the immigration of labour and students leaving university with over-hanging debt but still seeking an independent household – they are natural tenants for rental properties.

The remortgage market also remains strong, the trigger event here is the end of a "teaser" rate product. Households typically then reorganise debts and seek the next follow-on teaser product. We perform very well in retaining these customers. The second part of the remortgage market relates to home movers and this is an area we will focus on going forward. Of the volume lenders, only Northern Rock now genuinely offers best deals to all customers and we are well placed to compete in this market.

I am pleased to be able to report another encouraging year of business performance. We are focussed on delivering our strategic targets and continue to build on the foundations we have in place.

Adam J Applegarth
27 February 2007

DIRECTORS' REMUNERATION

Details of the remuneration policy are set out in the Directors' Remuneration Report in the full copy of the Annual Report and Accounts. A summary of the key features of this report and Directors' individual remuneration is set out below.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Board has adopted, on the recommendation of the Remuneration Committee, a remuneration policy to achieve the objectives set out below:

- The Committee believes that the continuing improvement in the performance of the Company depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide transparent, competitive packages to motivate, reward and retain Executive Directors of high quality;
- Performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and
- To motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

In 2006 the Executive Directors' remuneration package comprised:

- Basic salary, pension benefits and other benefits in kind;
- An annual cash bonus worth up to 100% of salary;
- A Deferred Share Scheme – with awards of shares equal in value to the cash bonus (i.e. up to 100% of salary) subject to the Company achieving real Earnings Per Share ("EPS") growth of 3% p.a. over a three year period;
- A Bonus Matching Plan – where Executives could invest their cash bonus in shares and receive an award of Matching Shares of an equivalent value subject to the Company achieving real EPS growth of 3% p.a. over a three year period;
- A Long-Term Incentive Plan – with conditional awards of shares worth up to 100% of salary subject to a Total Shareholder Return ("TSR") performance condition relative to other FTSE 100 companies.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriately competitive level, taking account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director. Revised salaries, took effect from 1 January 2007 as follows (with the exception of Mr Jones, whose revised salary took effect from 1 February 2007 being the date of his appointment as Group Finance Director).

A J Applegarth	£760,000 (2006 – £690,000)
D F Baker	£530,000 (2006 – £455,000)
K M Currie	£415,000 (2006 – £365,000)
D A Jones	£415,000
A M Kuipers	£415,000 (2006 – £365,000)

PENSION BENEFITS

Each of the Executive Directors currently participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. On death in service the scheme also provides for a dependant's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

In accordance with the terms agreed upon his appointment as Group Finance Director, the Board has approved the maintenance of pension and life assurance benefits of Mr Jones in respect of his eligible earnings in excess of the pensions earnings cap.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given at any time. Each Executive Director can terminate his employment by giving 6 months' notice.

All of the Executive Directors' contracts may be terminated immediately by Northern Rock with (for Mr Baker) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr Applegarth, Mr Kuipers, Mr Currie and Mr Jones) a payment in lieu of notice equal to such amount. Mr Applegarth and Mr Baker would, in the event of a change of control in Northern Rock, be entitled to terminate employment and receive a liquidated damages payment calculated on the same basis. The terms of the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances, to mitigate the amount of termination payments made to Executive Directors.

PERFORMANCE GRAPHS

The performance graphs set out below illustrate the Group's TSR performance over the preceding five years, 2002 to 2006, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001 and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001.

The FTSE 350 Index has been included because members of this index comprise the comparator group for Long Term Incentive Plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.


FTSE 100
TSR % 40
30
20
10
0
-10
-20
-30
2002(%) 2003(%) 2004(%) 2005(%) 2006(%)
Northern Rock +8 +12 +13 +25 +29
FTSE 100 -22 +18 +11 +21 +14


FTSE 350
TSR % 40
30
20
10
0
-10
-20
-30
2002(%) 2003(%) 2004(%) 2005(%) 2006(%)
Northern Rock +8 +12 +13 +25 +29
FTSE 350 -23 +20 +13 +22 +17

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The remuneration of the Chairman is determined by the Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

Revised fees for 2007 took effect from 1 January 2007 as follows:

Chairman	£315,000	(2006 – £300,000)
Senior Independent Non-Executive Director	£72,000	(2006 – £67,000)
Non-Executive Directors' Basic Fee	£45,000	(2006 – £44,000)
Additional Fee for Membership of a Board Committee	£5,000	(2006 – £5,000)
Additional Fee for Chairman of a Board Committee	£16,000	(2006 – £16,000)

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration is set out below:

Non-Executive Directors	**2006 £000**	2005 £000
Dr M W Ridley (Chairman)	**300**	218
N A H Fenwick	**54**	43
Sir Ian Gibson	**80**	49
N Pease	**65**	53
M J Queen (appointed 5 January 2005)	**54**	43
R A Radcliffe (appointed 1 March 2005)	**56**	37
Sir George Russell* (retired 25 April 2006)	**26**	60
Sir Derek Wanless	**86**	69
	721	572

*Sir George Russell is a former member of the Non-Executive Directors' section of the Northern Rock Pension Scheme, which ceased to accrue benefits after 30 June 1997. His deferred pension came into payment on 25 October 2005 at a rate of £12,229 p.a. and was increased to £12,371p.a. on 1 April 2006, in line with the scheme rules.

Executive Directors	**Chief Executive A J Applegarth**	**Deputy Chief Executive D F Baker**	**Group Finance Director R F Bennett**	**Executive Director K M Currie**	**Executive Director A M Kuipers**	**Total**
2006	**£000**	**£000**	**£000**	**£000**	**£000**	**£000**
Salaries and fees	**690**	**455**	**455**	**365**	**365**	**2,330**
Bonus	**660**	**435**	**435**	**349**	**349**	**2,228**
Total remuneration	**1,350**	**890**	**890**	**714**	**714**	**4,558**
Non cash benefits	**14**	**10**	**19**	**11**	**11**	**65**
Total emoluments	**1,364**	**900**	**909**	**725**	**725**	**4,623**
2005						
Salaries and fees	625	390	390	270	270	1,945
Bonus	529	330	330	229	229	1,647
Total remuneration	1,154	720	720	499	499	3,592
Non cash benefits	14	10	18	11	11	64
Total emoluments	1,168	730	738	510	510	3,656

BONUS MATCHING PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the Bonus Matching Plan by year of grant are as follows:

Rights under Bonus Matching Plan

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth	Jan-03	52,253	–	6.10	(52,253)	–	–
	Jan-04	53,208	–	7.40	–	53,208	Jan-07
	Jan-05	47,618	–	7.73	–	47,618	Jan-08
	Jan-06	–	55,315	9.57	–	55,315	Jan-09
D F Baker	Jan-03	38,728	–	6.10	(38,728)	–	–
	Jan-04	35,472	–	7.40	–	35,472	Jan-07
	Jan-05	31,605	–	7.73	–	31,605	Jan-08
	Jan-06	–	34,517	9.57	–	34,517	Jan-09
R F Bennett	Jan-03	38,728	–	6.10	(38,728)	–	–
	Jan-04	35,472	–	7.40	–	35,472	Jan-07
	Jan-05	31,605	–	7.73	–	31,605	Jan-08
	Jan-06	–	34,517	9.57	–	34,517	Jan-09
K M Currie	Jan-03	22,130	–	6.10	(22,130)	–	–
	Jan-04	20,270	–	7.40	–	20,270	Jan-07
	Jan-05	18,120	–	7.73	–	18,120	Jan-08
	Jan-06	–	23,895	9.57	–	23,895	Jan-09
A M Kuipers	Jan-03	22,130	–	6.10	(22,130)	–	–
	Jan-04	20,270	–	7.40	–	20,270	Jan-07
	Jan-05	18,120	–	7.73	–	18,120	Jan-08
	Jan-06	–	23,895	9.57	–	23,895	Jan-09

Shares granted in January 2003 vested in January 2006 when the Company's share price was £9.57.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006 £1,367,302 was charged to the income statement (2005 £1,138,922).

DEFERRED SHARE SCHEME

Details of the Ordinary Shares over which the Directors have conditional rights under the Deferred Share Scheme by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 05	Rights granted during 2006	Market price of each share at date of grant £	Rights released during 2006	Rights held under plan at 31 Dec 06	Date of end of qualifying period
A J Applegarth	Jan 03	52,254	–	6.10	(52,254)	–	–
	Jan 04	53,208	–	7.40	–	53,208	Jan 07
	Jan 05	47,618	–	7.73	–	47,618	Jan 08
	Jan 06	–	55,315	9.57	–	55,315	Jan 09
D F Baker	Jan 03	38,730	–	6.10	(38,730)	–	–
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	31,605	–	7.73	–	31,605	Jan 08
	Jan 06	–	34,517	9.57	–	34,517	Jan 09
R F Bennett	Jan 03	38,730	–	6.10	(38,730)	–	–
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	31,605	–	7.73	–	31,605	Jan 08
	Jan 06	–	34,517	9.57	–	34,517	Jan 09
K M Currie	Jan 03	22,131	–	6.10	(22,131)	–	–
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	18,120	–	7.73	–	18,120	Jan 08
	Jan 06	–	23,895	9.57	–	23,895	Jan 09
A M Kuipers	Jan 03	22,131	–	6.10	(22,131)	–	–
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	18,120	–	7.73	–	18,120	Jan 08
	Jan 06	–	23,895	9.57	–	23,895	Jan 09

Shares granted in January 2003 vested in January 2006 when the Company's share price was £9.57.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006 £1,367,302 was charged to the income statement (2005 £1,138,937).

LONG TERM INCENTIVE PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the Long Term Incentive Plan by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec05	Rights granted during 2006	Market price of each share at date of grant £	Rights lapsed during 2006	Rights released during 2006	Rights held under plan at 31 Dec06	Date of end of qualifying period
A J Applegarth	Jan 03	86,066	–	6.10	(86,066)	–	–	–
	Jan 04	76,351	–	7.40	–	–	76,351	Jan 07
	Jan 05	80,854	–	7.73	–	–	80,854	Jan 08
	Jan 06	–	72,100	9.57	–	–	72,100	Jan 09
D F Baker	Jan 03	57,377	–	6.10	(57,377)	–	–	–
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	50,453	–	7.73	–	–	50,453	Jan 08
	Jan 06	–	47,544	9.57	–	–	47,544	Jan 09
R F Bennett	Jan 03	57,377	–	6.10	(57,377)	–	–	–
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	50,453	–	7.73	–	–	50,453	Jan 08
	Jan 06	–	47,544	9.57	–	–	47,544	Jan 09
K M Currie	Jan 03	32,787	–	6.10	(32,787)	–	–	–
	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	34,929	–	7.73	–	–	34,929	Jan 08
	Jan 06	–	38,140	9.57	–	–	38,140	Jan 09
A M Kuipers	Jan 03	32,787	–	6.10	(32,787)	–	–	–
	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	34,929	–	7.73	–	–	34,929	Jan 08
	Jan 06	–	38,140	9.57	–	–	38,140	Jan 09

Shares granted in January 2003 vested in January 2006 when the Company's share price was £9.57.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2006 £1,031,257 was charged to the income statement (2005 £850,310).

Nichola Pease

Chairman, Remuneration Committee

27 February 2007

INTRODUCTION

Following the introduction of International Financial Reporting Standards ("IFRS"), the balance sheet and income statement are subject to a certain amount of volatility. This particularly arises from accounting for hedges which although economically effective are deemed under IFRS rules to be ineffective. In addition, volatility arises from fair value movements on derivatives taken out to minimise risk in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified and excluded from underlying results.

FINANCIAL PERFORMANCE

Summary income statements shown on a reported statutory basis and on an underlying basis for 2006 and 2005 are set out as follows:

	2006		
	Statutory £m	**Adjustments £m**	**Underlying £m**
Net interest income	849.1	(26.1)	823.0
Other income	152.8	–	152.8
Net hedge ineffectiveness and other unrealised fair value gains and losses	14.9	(14.9)	–
Total income	1,016.8	(41.0)	975.8
Administrative expenses	(277.5)	–	(277.5)
Covenant to The Northern Rock Foundation	(31.4)	2.0	(29.4)
Operating expenses	(308.9)	2.0	(306.9)
Impairment losses on loans and advances	(81.2)	–	(81.2)
Profit before taxation	626.7	(39.0)	587.7
Income tax expense	(183.7)	11.5	(172.2)
Profit for the year	443.0	(27.5)	415.5
Attributable to:			
Appropriations	48.5	–	48.5
Profit attributable to equity shareholders	394.5	(27.5)	367.0
Total	443.0	(27.5)	415.5
Earnings per share	94.6p		88.1p

	Statutory £m	2005 Adjustments £m	Underlying £m
Net interest income	752.3	(45.5)	706.8
Other income	129.0	–	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	56.4	–
Total income	824.9	10.9	835.8
Administrative expenses	(249.4)	–	(249.4)
Covenant to The Northern Rock Foundation	(24.7)	(0.5)	(25.2)
Operating expenses	(274.1)	(0.5)	(274.6)
Impairment losses on loans and advances	(56.6)	–	(56.6)
Profit before taxation	494.2	10.4	504.6
Income tax expense	(144.9)	(3.0)	(147.9)
Profit for the year	349.3	7.4	356.7
Attributable to:			
Appropriations	48.6	–	48.6
Profit attributable to equity shareholders	300.7	7.4	308.1
Total	349.3	7.4	356.7
Earnings per share	72.5p		74.3p

2006 reported statutory profit before taxation for the year increased by 26.8% to £626.7 million with profit attributable to equity shareholders increasing by 31.2% to £394.5 million. On the same basis return on equity was 23.5% (2005 – 19.3%) and the return on mean risk weighted assets 1.38% (2005 – 1.22%).

Based upon 2006 underlying results and the 2005 underlying results, profit before taxation increased by 16.5% to £587.7 million with profit attributable to equity shareholders increasing by 19.1% to £367.0 million. On the same basis return on equity was 21.9% (2005 – 20.8%) and the return on mean risk weighted assets 1.28% (2005 – 1.26%).

IMPORTANT NOTE:

The Summary Annual Report provides a substantial amount of information contained in the Annual Report and Accounts. For a fuller understanding of the Group's results and its state of affairs, you should consult the full annual accounts, the auditor's report on those accounts, and the full Directors' Report. A full copy of the Annual Report and Accounts can be obtained, free of charge, from the Company's registrar at Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 0LA. If you wish to receive copies of the Annual Report and Accounts in subsequent years, you may elect to do so by making a request in writing to the Company's registrar at the above address. Alternatively you may obtain the Annual Report and Accounts from the Northern Rock website www.northernrock.co.uk

SUMMARY DIRECTORS' REPORT

ACTIVITIES AND BUSINESS REVIEW

The principal activity of the Group is the provision of housing and property finance, savings and a range of related personal financial and banking services in the UK. A review of the business and future developments is given in the Chairman's Statement and the Chief Executive's Report.

RESULTS AND DIVIDENDS

Profit before taxation for the year ended 31 December 2006 was £626.7 million (2005 £494.2 million). An interim dividend of 10.9p per share (2005 9.4p per share) was paid in October 2006. The Directors propose a final dividend of 25.3p per share (2005 20.7p per share) to be paid on 25 May 2007 to shareholders on the register at the close of business on 27 April 2007.

DIRECTORS

The following were Directors of the Company during the year:

Chairman	Dr M W Ridley
Executive Directors	A J Applegarth
	D F Baker
	R F Bennett (retired from the Board 31 January 2007)
	K M Currie
	D A Jones (appointed 1 February 2007)
	A M Kuipers
Non-Executive Directors	N A H Fenwick
	Sir Ian Gibson, CBE
	N Pease
	M J Queen
	R A Radcliffe, CBE
	Sir George Russell, CBE (retired 25 April 2006)
	Sir Derek Wanless

CORPORATE GOVERNANCE

The Group places a high degree of importance on corporate governance and on how the Group conducts its affairs. A detailed report on corporate governance is contained in the Annual Report and Accounts.

CHARITABLE CONTRIBUTIONS

The Company covenants 5% of its annual pre-tax profits to The Northern Rock Foundation. The amount due in respect of the year ended 31 December 2006 amounts to £31.4 million. Of this amount, £14.7 million was paid in October 2006 with a further contribution of £16.7 million to be paid in May 2007. More information about the Foundation is available from:

THE NORTHERN ROCK FOUNDATION
The Old Chapel
Woodbine Road
Gosforth
Newcastle Upon Tyne
NE3 1DD

TELEPHONE: 0191 284 8412

FAX: 0191 284 8413

e-mail: generaloffice@nr-foundation.org.uk

WEB: www.nr-foundation.org.uk

AUDITORS

The auditor's report on the financial statements and the auditable part of the Directors' Remuneration Report of the Group for the year ended 31 December 2006 was unqualified and did not include a statement under either section 237(2) or 237(3) of the Companies Act 1985.

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to re-appoint them will be proposed at the Annual General Meeting.

By order of the Board
C Taylor, Company Secretary
27 February 2007

SUMMARY CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2006

	2006 £m	2005 £m
Net interest income	**849.1**	752.3
Fees, commissions and other income	**152.8**	129.0
Net hedge ineffectiveness	**14.9**	(56.4)
Total income	**1,016.8**	824.9
Administrative expenses	**(247.2)**	(226.1)
Depreciation and amortisation	**(30.3)**	(23.3)
Covenant to The Northern Rock Foundation	**(31.4)**	(24.7)
Operating expenses	**(308.9)**	(274.1)
Impairment losses on loans and advances	**(81.2)**	(56.6)
Profit before taxation	**626.7**	494.2
Taxation	**(183.7)**	(144.9)
Profit for the year	**443.0**	349.3
Attributable to:		
Appropriations	**48.5**	48.6
Profit attributable to equity shareholders	**394.5**	300.7
Total profit attributable to equity holders of parent company	**443.0**	349.3
Basic earnings per Ordinary Share	**94.6p**	72.5p
Diluted earnings per Ordinary Share	**93.8p**	72.0p

SUMMARY CONSOLIDATED BALANCE SHEET
At 31 December 2006

	2006 £m	2005 £m
Assets		
Cash and balances with central banks	**956.0**	69.2
Derivative financial instruments	**871.3**	1,449.8
Loans and advances to banks	**5,621.3**	5,073.8
Loans and advances to customers	**86,361.7**	70,239.9
Investment securities	**6,630.4**	5,377.1
Intangible assets	**90.4**	78.2
Property, plant and equipment	**197.1**	180.6
Other assets, prepayments and accrued income	**282.4**	239.9
Total assets	**101,010.6**	82,708.5
Liabilities		
Deposits by banks	**2,136.2**	1,536.8
Customer accounts	**26,867.6**	23,672.6
Derivative financial instruments	**2,392.5**	846.1
Debt securities in issue		
Securitised notes	**40,225.7**	31,156.4
Covered bonds	**6,201.8**	3,830.4
Other	**17,866.8**	17,147.8
Other liabilities, accruals and deferred income	**1,115.9**	843.4
Retirement benefit obligations	**21.7**	54.4
Subordinated liabilities	**762.4**	785.3
Tier one notes	**209.4**	223.9
	97,800.0	80,097.1
Equity		
Shareholders' funds		
Called up share capital		
Ordinary	**123.9**	123.9
Preference	**0.1**	–
Share premium account		
Ordinary	**6.8**	6.8
Preference	**396.4**	–
Capital redemption reserve	**7.3**	7.3
Other reserves	**(1.3)**	11.1
Retained earnings	**1,641.6**	1,426.5
Total equity attributable to equity shareholders	**2,174.8**	1,575.6

SUMMARY CONSOLIDATED BALANCE SHEET (continued)

At 31 December 2006

	2006 £m	2005 £m
Non shareholders' funds		
Reserve capital instruments	**299.3**	299.3
Subordinated notes	**736.5**	736.5
Total non shareholders' funds	**1,035.8**	1,035.8
Total equity	**3,210.6**	2,611.4
Total equity and liabilities	**101,010.6**	82,708.5

The summary financial statement on pages 17 to 22 was approved by the Board on 27 February 2007 and signed on its behalf by:

Dr M W Ridley	A J Applegarth	D A Jones
Chairman	Chief Executive	Group Finance Director

BASIS OF PREPARATION

The 2006 Financial Statements have been prepared in accordance with EU endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

INDEPENDENT AUDITORS' STATEMENT TO MEMBERS OF NORTHERN ROCK PLC

We have examined the summary financial statement which comprises the Summary Consolidated Income Statement, the Summary Consolidated Balance Sheet and the Summary Directors' Remuneration Report.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors are responsible for preparing the summary annual report in accordance with United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summary annual report with the full annual financial statements, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the summary annual report and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board. Our report on the Company's full annual financial statements describes the basis of our audit opinion on those financial statements and the Directors' Remuneration Report.

INDEPENDENT AUDITORS' STATEMENT TO MEMBERS OF NORTHERN ROCK PLC (continued)

OPINION

In our opinion the summary financial statement is consistent with the full annual financial statements, the Directors' Report and the Directors' Remuneration Report of Northern Rock plc for the year ended 31 December 2006 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Newcastle upon Tyne

27 February 2007

Notes:

(a) The maintenance and integrity of the Northern Rock website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the full annual financial statements or the Summary Annual Report since they were initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

FINANCIAL CALENDAR

2007

24 January 2007	Preliminary results for the year ended 31 December 2006
24 April 2007	Annual General Meeting
25 April 2007	Ex-dividend date for final dividend for 2006
27 April 2007	Record date for final dividend
25 May 2007	Payment date for final dividend
25 July 2007	Interim results for half year to 30 June 2007
26 September 2007	Ex-dividend date for interim dividend for 2007
28 September 2007	Record date for interim dividend
26 October 2007	Payment date for interim dividend

2008

30 January 2008	Preliminary results for the year ended 31 December 2007
22 April 2008	Annual General Meeting
23 April 2008	Ex-dividend date for final dividend for 2007 (provisional)
25 April 2008	Record date for final dividend (provisional)
23 May 2008	Payment date for final dividend
23 July 2008	Interim results for half year to 30 June 2008
24 September 2008	Ex-dividend date for interim dividend for 2008 (provisional)
26 September 2008	Record date for interim dividend (provisional)
24 October 2008	Payment date for interim dividend

Northern Rock plc, Registered Office: Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL
Registered in England and Wales under Company Number: 3273685
www.northernrock.co.uk

4/0000003

northern rock

Form of Proxy – Annual General Meeting and subsequent separate General Meeting of the holders of ordinary shares
24 April 2007

RECEIVED
2007 APR 18 A
N11NA70139

82-35026

Mr AB Sample
1 Sample Street
Sample Town
Sample City
AB1 1BA

000003

[redacted]

Investor Code 00000000000

[redacted]

Before completing this form, please read the guidance notes overleaf.

ANNUAL GENERAL MEETING

Resolutions	For	Against	Vote Withheld
1 To receive the report of the Directors and accounts			
2 To approve the Directors' Remuneration Report			
3 To declare a final dividend on the ordinary shares			
4 To re-elect Keith McCallum Currie as a director			
5 To re-elect Andy Menze Kuipers as a director			
6 To elect David Andrew Jones as a director			
7 To re-elect Nichola Pease as a director			
8 To re-elect Nicholas Adam Hodnett Fenwick as a director			
9 To re-appoint PricewaterhouseCoopers LLP as auditors of the Company			
10 To authorise the directors to fix the remuneration of the auditors			

L000003 Fold Here

Resolutions	For	Against	Vote Withheld
11 To approve the Northern Rock Company Share Option Plan 2007			
12 To approve the Northern Rock Savings Related Share Option Plan 2007			
13 To approve the Northern Rock Long Term Incentive Plan 2007			
14 To approve the Northern Rock Share Matching Plan 2007			
15 To offer shareholders the option of receiving new ordinary shares instead of cash in respect of dividends			
16 To authorise the Company to allot unissued shares			
17 To disapply pre-emption rights (*)			
18 To adopt the new Articles of Association (*)			
19 To authorise the Company to purchase its own shares (*)			
20 To approve and authorise the Company to enter into the contingent share purchase contract with The Northern Rock Foundation and to purchase Foundation Shares (*)			

Fold Here

SEPARATE GENERAL MEETING OF THE HOLDERS OF ORDINARY SHARES

Resolution	For	Against	Vote Withheld
A To sanction the allotment of any preference shares pursuant to the resolution numbered 16 in the Notice of the Annual General Meeting (**)			

(*) Special Resolution (**) Extraordinary Resolution

I/We hereby appoint the Chairman of the Meetings **OR** the following person **(see note 1 overleaf)**:

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s). (BLOCK CAPITALS)

as my/our proxy to attend and vote for me/us and on my/our behalf at the ANNUAL GENERAL MEETING of Northern Rock plc (the "Company") to be held at 11.30 am on Tuesday, 24 April 2007 (and at any adjournment thereof) and at the SEPARATE GENERAL MEETING of the holders of ordinary shares in the Company to be held immediately after the conclusion of the ANNUAL GENERAL MEETING (and at any adjournment thereof). I/We wish my/our proxy to vote on resolutions 1 to 20 and resolution A proposed at the meetings as indicated on this form (see notes 7 and 8 overleaf).

2 0 0 7

Signature (Please sign in the box above)
Any one joint holder may sign

Date

GUIDANCE NOTES ON COMPLETING THE FORM OF PROXY

1. As a member entitled to attend and vote, if you would prefer to appoint some person other than the Chairman of the Meetings as your proxy (who need not be a member of the Company), you should insert the full name of your proxy in the box on the front of this form. Please do not insert your own name(s).

2. To be valid this form of proxy together with any authority (see notes 4 and 5) must be signed and must be received by the Company's Registrar at The Proxy Processing Centre, Telford Road, Bicester OX26 4LD by 11.30 am on Sunday, 22 April 2007. Please fold this form once along the mark indicated overleaf and return, using the pre-paid envelope provided. Alternatively you may choose to submit your proxy instructions electronically (see note 9).

3. If someone signs this form of proxy on your behalf, the appropriate power of attorney must be lodged with the Company's Registrar.

4. A corporation must execute this form of proxy under its seal or under the hand of a duly authorised officer or attorney or other person authorised to sign it and the appropriate power of attorney or other authority must be lodged with the Company's Registrar.

5. In the case of joint holders the vote of the senior shall be accepted to the exclusion of that of the other joint holders. Seniority will be determined by the order in which the names of the joint holders stand in the register of members in respect of the joint holding.

6. A proxy need not be a member of the Company. Completion and return of the form of proxy will not prevent you from attending and voting at the Meetings in person. Please note if you wish to attend in person or have appointed a proxy to attend on your behalf please retain the enclosed attendance card for inspection.

7. Please place an X in the boxes overleaf indicating how you wish your votes to be cast on the resolutions (see note 8 if you wish any of your votes to be withheld). Subject to any voting instruction given, the proxy will vote or may withhold his or her vote on any resolution as he or she may think fit. Unless otherwise instructed, the proxy may also vote or withhold his or her vote as he or she thinks fit on any other business which may properly come before the Meetings (including any motion to amend any of the resolutions). The full text of each resolution is set out in the accompanying Notices.

8. The "Vote Withheld" box is provided to enable you to abstain on any particular resolution. However, it should be noted that a "vote withheld" is not a vote in law and will not be counted in the calculation of the proportion of votes "for" and "against" a resolution.

9. To submit your proxy instructions electronically, click on www.shareregistrars-northernrock.co.uk and follow the online instructions. Alternatively, CREST members can submit their vote through the CREST electronic proxy appointment service. Please refer to note 1 on pages 8 and 26 of the accompanying Notices under the heading 'Notes'.

IMPORTANT: In any case your instructions or proxy form must be received by the Company's Registrar no later than 11.30 am on Sunday, 22 April 2007.

10. This form is issued only to the addressee(s) and is specific to the unique Investor Code printed hereon. This form is not transferable between different shareholders. Neither the Company nor Capita IRG Plc accept any liability for any instruction that does not comply with these conditions.

Northern Rock plc - Registered in England and Wales No. 3273685. Registered Office - Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL.

1000003

Northern Rock plc Ordinary Shares of 25p Annual Consolidated Tax Voucher for the tax year ending 5 April 2007

Tax Voucher

ISIN:GB0001452795

northern rock

Mr AB Sample
1 Sample Street
Sample Town
Sample City
AB1 1BA

Investor Code 00000000000

Please note these are your **bank or building society account** details registered to receive dividend payments.

Sort Code 12-34-56

Account No. 12345678

Roll No.

Bank Name SAMPLE BANK, BANK ACCOUNT

This Consolidated Tax Voucher details the dividends paid on your holding of Northern Rock Ordinary Shares of 25p which have been paid direct to a bank/building society account.

Dividend Payment	Dividend Rate	Paid to holders registered on	Payment Date	Holding	Tax Credit	Net Payment
FINAL	13.7p	02-MAY-2003	30-MAY-2003	2000	£30.44	£274.00
INTERIM	7.5p	26-SEP-2003	31-OCT-2003	2000	£16.67	£150.00

This voucher should be kept. It will be accepted by HM Revenue & Customs as evidence of a tax credit.

If you have any questions about this Tax Voucher, please write to our Registrar, Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HO8 0LA or contact our shareholder helpline on 0870 162 3140. Please quote your Investor Code when contacting us.

PXCT - 07

C. Taylor, Secretary

northern rock

Attendance Card – Annual General Meeting and subsequent separate General Meeting of the holders of ordinary shares (together the "Meetings")

Mr AB Sample

to be held at the Marriott Gosforth Park Hotel, High Gosforth Park, Newcastle upon Tyne on Tuesday, 24 April 2007 at 11.30 am and the separate General Meeting of the holders of ordinary shares in the Company to be held immediately after the conclusion of the Annual General Meeting. If you (or your proxy) intend to attend the Meetings, you (or your proxy) should sign this card and, on arrival, hand it to a Company official.

[redacted]

Investor Code 00000000000

Signature of Shareholder/Proxy*____ * (delete whichever is not applicable)

Northern Rock plc, Registered Office: Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL
Registered in England and Wales No. 3273685.

M00003 Q03

northern rock

Warning to Shareholders

Over the last year many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. They can be very persistent and extremely persuasive and a 2006 survey by the Financial Services Authority (FSA) has reported that the average amount lost by investors is around £20,000. It is not just the novice investor that has been duped in this way; many of the victims had been successfully investing for several years. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free reports into the company.

If you receive any unsolicited investment advice:

- Make sure you get the correct name of the person and organisation.
- Check that they are properly authorised by the FSA before getting involved. You can check at www.fsa.gov.uk/register.
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.fsa.gov.uk/pages/doing/regulated/law/alerts/overseas.shtml.
- Inform our Registrar's Compliance Department on 020 8639 2041 or email compliance@capitaregistrars.com

Details of any sharedealing facilities that the company endorses will be included in company mailings.

More detailed information on this or similar activity can be found on the FSA website http://www.moneymadeclear.fsa.gov.uk.


A1 North >
Cramlington
A19
A19
Seaton Burn
Dudley
Wide Open
A189
A1056
Killingworth
A189
Newcastle Great Park
< A1 South
MARRIOTT GOSFORTH PARK HOTEL HIGH GOSFORTH PARK

Directional Guide

The Marriott Gosforth Park Hotel
High Gosforth Park
Newcastle upon Tyne

Please bring this card with you

END

PXAC – 07